      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        PERSONNEL GROUP OF AMERICA, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                         7363                        56-1930691
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. employer
incorporation or organization)   Classification Code Number)        Identification No.)

                         6302 FAIRVIEW ROAD, SUITE 201
                        CHARLOTTE, NORTH CAROLINA 28210
                                 (704) 442-5100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                             EDWARD P. DRUDGE, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         6302 FAIRVIEW ROAD, SUITE 201
                        CHARLOTTE, NORTH CAROLINA 28210
                                 (704) 442-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                WITH COPIES TO:

             KEN R. BRAMLETT, JR.                            LAURA B. HUNTER
      ROBINSON, BRADSHAW & HINSON, P.A.              BROBECK, PHLEGER & HARRISON LLP
           1900 INDEPENDENCE CENTER                  4675 MACARTHUR COURT, SUITE 1000
            101 NORTH TRYON STREET                   NEWPORT BEACH, CALIFORNIA 92660
       CHARLOTTE, NORTH CAROLINA 28246                        (714) 752-7535
                (704) 377-2536

                               ------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                               ------------------
                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                       PROPOSED
                                                       PROPOSED        MAXIMUM
                                                       MAXIMUM        AGGREGATE       AMOUNT OF
   TITLE OF EACH CLASS OF          AMOUNT TO BE     OFFERING PRICE     OFFERING      REGISTRATION
 SECURITIES TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)      PRICE(2)          FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value......................    4,025,000 shares       $22.00       $88,550,000       $30,535
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) Includes 525,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c), based on the high and low sales prices for the Common Stock on the New York Stock Exchange on May 20, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        PERSONNEL GROUP OF AMERICA, INC.

                                     PART I

                             CROSS-REFERENCE SHEET
               PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
                      LOCATION OF ITEMS IN THE PROSPECTUS

  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.....  Forepart of Registration Statement; Cross-
                                                    Reference Sheet; Outside Front Cover Page
                                                    of Prospectus
  2. Inside Front and Outside Back Cover Pages
     of Prospectus..............................  Inside Front Cover Page of Prospectus;
                                                  Outside Back Cover Page of Prospectus;
                                                    Available Information
  3. Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges...............  Prospectus Summary; The Company; Risk
                                                  Factors; Selected Combined Financial Data
  4. Use of Proceeds............................  Use of Proceeds
  5. Determination of Offering Price............  Outside Front Cover Page of Prospectus;
                                                    Underwriting
  6. Dilution...................................  Not Applicable
  7. Selling Security Holders...................  Not Applicable
  8. Plan of Distribution.......................  Outside Front Cover Page of Prospectus;
                                                    Underwriting
  9. Description of Securities to be
     Registered.................................  Description of Capital Stock
 10. Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11. Information with Respect to the
     Registrant.................................  Outside Front Cover Page of Prospectus;
                                                    Prospectus Summary; Risk Factors; The
                                                    Company; Dividend Policy; Price Range of
                                                    Common Stock; Capitalization; Selected
                                                    Consolidated Financial Data; Management's
                                                    Discussion and Analysis of Financial
                                                    Condition and Results of Operations;
                                                    Business; Management; Certain
                                                    Transactions; Principal Stockholders;
                                                    Description of Capital Stock; Available
                                                    Information; Financial Statements
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................  Not Applicable

                                EXPLANATORY NOTE

     This Registration Statement contains a prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 2,800,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of Personnel Group of America, Inc. (the "Company"), together with separate prospectus pages relating to a concurrent offering outside the United States and Canada (the "International Offering") of an aggregate of 700,000 shares of Common Stock. The complete prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such prospectus are the alternate pages for the International Offering: a front cover page, pages which comprise the "Certain U.S. Tax Consequences to Non-U.S. Stockholders," "Underwriting," "Legal Matters," "Experts" and "Available Information" sections and a back cover page. All other pages of the prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 24, 1996

                                3,500,000 SHARES

                                  [PGA LOGO]

                        PERSONNEL GROUP OF AMERICA, INC.
                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby are being offered by the Company. Of the 3,500,000 shares of Common Stock offered, 2,800,000 shares are being offered hereby in the United States and Canada (the "U.S. Shares") and 700,000 shares are being offered in a concurrent international offering outside the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "PGA." On May 22, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $22.50 per share. See "Price Range of Common Stock" appearing on page 14.

     SEE "RISK FACTORS" ON PAGE 7 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                           Underwriting
                                        Price to           Discounts and         Proceeds to
                                         Public           Commissions(1)         Company(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total.............................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)........           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses estimated at $600,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 525,000 additional shares on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The U.S. Shares are offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the U.S. Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
            , 1996.

                            ------------------------

PAINEWEBBER INCORPORATED

                SMITH BARNEY INC.

                                J.C. BRADFORD & CO.

                                             THE ROBINSON-HUMPHREY
                                                        COMPANY, INC.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1996

A MAP OF THE UNITED STATES SHOWING THE COMPANY'S STAFFING SERVICES LOCATIONS AND
                 HEALTH CARE SERVICES LOCATIONS APPEARS BELOW.

     The Company endeavors to protect its intellectual property rights and has obtained registrations in the United States of certain trademarks and tradenames that appear in this Prospectus.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All references to the Company refer to Personnel Group of America, Inc. and its subsidiaries and their respective operations, and include the Company's predecessors. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. This Prospectus contains forward-looking statements and information which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under the heading "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Personnel Group of America, Inc. provides personnel staffing services in selected markets throughout the U.S. to businesses, professional and governmental organizations, health care facilities, and individuals who require home health care and related services. The Company's staffing services include temporary staffing, placement of full-time employees and, depending on client needs, training and testing of temporary and permanent workers. At May 20, 1996, the Company operated through a network of 118 Company-operated, 36 franchised and 14 licensed offices in 32 states and the District of Columbia. Each of these offices operates under established brand names, most of which have been continuously in use for more than 16 years.

     The Company's business is organized into two divisions: the Staffing Services Division and the Health Care Services Division. The Staffing Services Division offers a wide variety of temporary office, clerical, light technical and light industrial services to more than 10,000 organizations nationwide. These services include general office and administrative services, software staffing, office automation, records management, production/assembly/distribution, telemarketing and other staffing services. The Health Care Services Division, through Company-operated, franchised and licensed offices, provides health care personnel to supplement the staffing needs of hospitals, nursing homes and other health care facilities. The Health Care Services Division also provides home health care services and related products to individuals. The Staffing Services and Health Care Services Divisions represented approximately 57% and 43% of the Company's total revenues, respectively, for the year ended December 31, 1995 and the three-month period ended March 31, 1996.

     The staffing services industry has grown rapidly over the past decade as a result of cyclical economic trends and changing approaches to staffing. According to the National Association of Temporary Staffing Services, the U.S. market for temporary staffing services grew at a compound annual rate of approximately 17.6% from approximately $20.5 billion in revenues in 1991 to approximately $39.2 billion in 1995, with revenues increasing at an annual rate of approximately 22%, 14%, 23% and 13% in 1992, 1993, 1994 and 1995,
respectively. Studies show that more than 90% of all businesses use temporary staffing services. The use of temporary personnel has become widely accepted as a valuable tool for managing personnel costs, supplementing permanent workforces and meeting specialized or fluctuating employment requirements. Vacations, illnesses, resignations, seasonal increases in work volume, marketing promotions and month-end requirements have historically created a demand for temporary staffing. More recently, the growing cost and difficulty of hiring, laying off and terminating full-time workers have also encouraged a greater use of temporary workers. In addition, entrants into the labor force increasingly look to temporary assignments as a way to build experience, make contacts, and get valuable exposure to a variety of work settings, and as a vehicle to gain full-time employment.

     Home health care has become one of the fastest growing sectors of the health care industry primarily as a result of the shift away from providing care in institutional settings. Studies indicate that the cost of home health care is 30% to 60% lower than the cost of comparable care in hospitals and other institutional settings. Industry growth is also being driven by an aging U.S. population that requires additional health care services, changes in family structures that formerly supported the care of the sick and the elderly, and by technological advances enabling the treatment of higher acuity patients and chronic diseases in the home. Based on industry reports, the home health care industry has grown at a compound annual rate of approximately 19.4% from approximately $11.6 billion in revenues in 1991 to approximately $23.6 billion in 1995, with revenues increasing at an annual rate of approximately 25%, 23%, 17% and 13% in 1992, 1993, 1994 and 1995, respectively.

     The Company's objective is to be a premier provider of quality personnel staffing services to clients, employees and applicants in selected markets throughout the U.S. in which the Company expects growth in the demand for personnel staffing services. The Company seeks to accomplish this objective by:
(i) capitalizing on strong reputation and client familiarity with the Company's brand names; (ii) focusing on local and regional markets; (iii) attracting and retaining qualified management and personnel; (iv) focusing on customer service;
(v) continuing to diversify the mix of personnel services offered; and (vi) leveraging existing infrastructure by adding offices and employees without proportionately increasing overhead expenses. The Company's growth strategy includes plans to: (i) increase the sales of existing branch offices; (ii) open new offices in markets already served by the Company; (iii) acquire businesses in growth markets not already served by the Company; (iv) acquire businesses that offer specialty services; (v) expand the license network through sales of additional licenses and conversion of qualified independent home health care companies to Company-operated facilities and licensees; and (vi) selectively acquire home health care operators. See "Business -- Business Strategy" and "-- Growth Strategy."

RECENT DEVELOPMENTS

     Since January 1, 1996, the Company has acquired three staffing services companies and has entered into a definitive agreement to acquire an information technology services company. The Company acquired Allegheny Personnel Services ("Allegheny") in Pittsburgh, Pennsylvania, and Profile Temporary Services ("Profile") in Chicago, Illinois, in March 1996, and Judith Fox Staffing Companies ("Fox") in Richmond, Virginia, in May 1996. The combined revenues of these three companies for fiscal 1995 were approximately $39.3 million and the aggregate purchase price for the three acquisitions was approximately $28.2 million (including direct acquisition costs and excluding certain contingent earnout payments).

     On May 23, 1996, the Company entered into a definitive agreement to acquire The Computer Resources Group, Inc. ("CRG"), an information technology services company based in San Francisco, California, with revenues for its fiscal year ended May 31, 1995 and the nine-month period ended February 29, 1996 of approximately $21.2 million and $21.0 million, respectively. The consummation of this acquisition is subject to customary conditions set forth in the agreement, such as the Company's satisfaction with its due diligence review of CRG, and no assurance can be given that the proposed acquisition will be consummated. If consummated, the CRG acquisition will enable the Company to enter the information technology services market and provide a platform for further information technology services acquisitions. The information technology services market is one of the fastest growing sectors of the staffing services industry, with estimated industry revenues of approximately $8.9 billion in 1995. The CRG acquisition also furthers the Company's strategies of diversifying the mix of its personnel services offerings and expanding into growth markets that it does not currently serve. See "Business -- Growth
Strategy -- Acquisitions" and the Company's Unaudited Pro Forma Financial Statements for information related to these acquisitions.

                                  THE OFFERING

Common Stock offered by the
Company.............................     3,500,000 shares(1)

Common Stock to be Outstanding after
the Offering........................     11,500,300 shares(2)

Use of Proceeds.....................     To repay indebtedness, to fund the CRG
                                         acquisition and for general corporate
                                         purposes, including other possible
                                         acquisitions

New York Stock Exchange Symbol......     PGA
- ---------------
(1) Of which 2,800,000 shares are being offered in the United States and Canada and 700,000 shares are being offered outside the United States and Canada.

(2) Does not include an aggregate of (i) 437,403 shares of Common Stock subject to outstanding options as of May 20, 1996 and (ii) 762,297 additional shares of Common Stock reserved for issuance under the Company's 1995 Equity Participation Plan. See "Management -- Compensation Plans and Arrangements."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                         MARCH 31,
                                   ----------------------------------------------------     -------------------
                                     1991       1992       1993       1994       1995        1995        1996
                                   --------   --------   --------   --------   --------     -------     -------
                                                                                                (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues
  Staffing services..............  $ 96,989   $ 93,433   $107,386   $125,822   $143,243     $33,553     $38,252
  Health care services...........    62,100     54,291     61,765     82,700    104,110      25,071      27,794
  Franchise fees.................     3,674      3,664      3,327      3,345      3,702         888         827
                                   --------   --------   --------   --------   --------     -------     -------
         Total revenues..........   162,763    151,388    172,478    211,867    251,055      59,512      66,873
                                   --------   --------   --------   --------   --------     -------     -------
Direct cost of services..........   118,280    109,707    126,286    155,987    178,966      42,804      48,851
Selling, general and
  administrative.................    42,255     36,692     37,329     44,529     56,010      13,925      14,551
Depreciation and amortization....     4,346      4,437      4,247      4,391      3,665         946         880
                                   --------   --------   --------   --------   --------     -------     -------
         Total expenses..........   164,881    150,836    167,862    204,907    238,641      57,675      64,282
                                   --------   --------   --------   --------   --------     -------     -------
Operating income (loss)..........    (2,118)       552      4,616      6,960     12,414       1,837       2,591
Income tax expense (benefit).....      (538)       462      2,080      3,061      5,305         772       1,101
                                   --------   --------   --------   --------   --------     -------     -------
Net income (loss)................  $ (1,580)  $     90   $  2,536   $  3,899   $  7,109     $ 1,065     $ 1,490
                                   =========  =========  =========  =========  =========    ========    ========
Net income per share.............        --         --         --         --         --          --     $  0.19
                                                                    =========  =========    ========    ========
Pro forma net income per
  share(1).......................        --         --         --   $   0.49   $   0.89     $  0.13          --
                                                                    =========  =========    ========    ========
Weighted average common shares
  outstanding(1).................        --         --         --   8,000,000  8,000,000    8,000,000   8,000,000
SELECTED OPERATING DATA:
Number of branches(2)............       127        106        105        108        116         110         126(3)
Revenues per branch(4)...........  $  1,282   $  1,428   $  1,643   $  1,962   $  2,164     $   541     $   531(3)

                                                                              AS OF MARCH 31, 1996
                                                                    ----------------------------------------
                                                                                                PRO FORMA
                                                                     ACTUAL    PRO FORMA(5)   AS ADJUSTED(6)
                                                                    --------   ------------   --------------
BALANCE SHEET DATA:
Working capital...................................................  $ 26,647     $ 29,084        $ 53,700
Total assets......................................................   111,924      156,641         181,257
Long-term debt....................................................     7,600       49,400              --
Shareholders' equity..............................................    77,476       77,476         151,492

                                                                            YEAR ENDED       THREE MONTHS
                                                                           DECEMBER 31,      ENDED MARCH
                                                                               1995            31, 1996
                                                                           ------------     --------------
PRO FORMA UNAUDITED STATEMENT OF INCOME DATA(7):
Revenues
  Staffing services......................................................    $207,055          $ 54,519
  Health care services...................................................     114,783            29,400
  Franchise fees.........................................................       3,702               827
                                                                           ------------     --------------
         Total revenues..................................................     325,540            84,746
                                                                           ------------     --------------
Direct cost of services..................................................     233,709            62,228
Selling, general and administrative......................................      69,929            17,494
Depreciation and amortization............................................       5,520             1,281
                                                                           ------------     --------------
         Total expenses..................................................     309,158            81,003
                                                                           ------------     --------------
Operating income.........................................................      16,382             3,743
Interest expense.........................................................       3,359               800
Income tax expense.......................................................       5,595             1,251
                                                                           ------------     --------------
Net income...............................................................    $  7,428          $  1,692
                                                                           ============     ==============
Net income per share(1)..................................................    $   0.93          $   0.21
                                                                           ============     ==============
Weighted average common shares
  outstanding(1).........................................................   8,000,000         8,000,000
SELECTED PRO FORMA OPERATING DATA(8):
Number of Branches.......................................................         130               133
Revenues per branch......................................................    $  2,504          $    637

                See Notes to Summary Consolidated Financial Data

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA
- ---------------

(1) Based on 8,000,000 shares of Common Stock issued in connection with the Company's initial public offering in September 1995. See "The Company."
(2) Branches include Company-operated and licensed offices and exclude franchised offices and vendor-on-premises locations at customer sites at the end of the period.
(3) Includes nine offices added during the first quarter of 1996, five of which were added in March pursuant to the acquisitions of Allegheny and Profile, two of which were converted in January and March, respectively, from franchised offices to Company-operated offices and two of which were new offices opened during the quarter. Total revenues as reflected in the unaudited statement of income data for the three-month period ended March 31, 1996 reflect revenues generated by such offices subsequent to their acquisition, conversion or commencement of operations, as applicable.
(4) Revenues per branch equal total revenues for the period divided by the number of branches at the end of the period.
(5) The pro forma unaudited balance sheet data has been prepared as if the acquisitions of Fox and CRG had occurred as of March 31, 1996. The other acquisitions referenced in footnote 6 below occurred prior to March 31, 1996.
(6) As adjusted amounts reflect the net proceeds of the sale of 3,500,000 shares of Common Stock offered hereby at an assumed offering price of $22.50 per share and the application of the net proceeds therefrom. See "Use of Proceeds."
(7) The pro forma unaudited statement of income data has been prepared to reflect the Company's operations as if the initial public offering (the "IPO"), the acquisitions of Allegheny, Profile, Fox and CRG and the conversion of three former Nursefinder franchises to Company-operated offices had occurred at January 1, 1995. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the IPO, the acquisitions or the conversions been consummated at January 1, 1995 and do not purport to indicate the results of operations as of any future date or for any future period.
(8) The pro forma operating data includes revenues per branch equal to total pro forma revenues for the period divided by the number of branches for Company-operated and licensed offices at the end of each period as if the acquisitions of Allegheny, Profile, Fox and CRG and the conversion of three Nursefinders franchises to Company-operated offices had occurred on January 1, 1995.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following should be considered carefully in evaluating an investment in the Common Stock.

POSSIBLE ADVERSE EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY

     Demand for staffing services is significantly affected by the general level of economic activity in the country. Companies use temporary staffing services to manage personnel costs and staffing needs due to business fluctuations. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, many companies reduce their usage of temporary employees before undertaking layoffs of their regular employees. During expansions, there is intense competition among temporary services firms for qualified temporary personnel. In addition, the Company may experience increased competitive pricing pressures during such periods. There can be no assurance that during periods of increased economic activity and higher general employment levels the Company will be able to recruit and retain sufficient temporary personnel to meet the needs of its clients, or that pricing pressures will not adversely affect the Company's results of operations. Similarly, a slowdown in the economy may result in decreased demand for temporary personnel, which may have an adverse effect on the Company's financial condition and results of operations. During the most recent recession, the Company's operations were adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Demand for the Company's health care services is influenced by trends in public and private funding of health care, but is less directly affected by the general level of economic activity. Changes in these funding arrangements and in the health care industry could have an adverse effect on the Company's financial condition and results of operations. See "-- Possible Adverse Effect of Health Care Regulatory and Reimbursement Changes" and "Business -- The Staffing Services Industry."

HIGHLY COMPETITIVE MARKET; LIMITED BARRIERS TO ENTRY

     The U.S. staffing services market is highly competitive and highly fragmented, with limited barriers to entry and more than 15,000 offices competing in the industry. Management believes that no one firm has more than 11% of the national market, as measured by revenue, although the staffing and health care staffing services industries have been undergoing significant consolidation. The Company competes in national, regional and local markets with full-service and specialized temporary service agencies and health care providers. While the majority of the Company's competitors are significantly smaller than the Company, a number of competitors have greater marketing and financial resources than those of the Company. The Company expects that the level of competition will remain high in the future, which could limit the Company's ability to maintain or increase its market share or maintain or increase gross margins, either of which could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Competition."

IMPACT OF PRICING PRESSURE ON MARGINS

     Price competition in the staffing services industry is intense in both the Company's Staffing Services and Health Care Services Divisions. Pricing pressures from competitors, payors and customers are increasing. There can be no assurance that the Company will be able to maintain or increase its current margins, the reduction of which could have a material adverse effect on the Company's financial condition and results of operations. See "-- Possible Adverse Effect of Health Care Regulatory and Reimbursement Changes," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- The Staffing Services Industry."

ABILITY TO CONTROL GROWTH; ACQUISITION RISKS

     The ability of the Company to execute its growth strategy will depend on a number of factors, including the availability of working capital, existing and emerging competition and the availability of attractive acquisition opportunities. The Company recently has consummated several acquisitions and is actively seeking acquisition opportunities. Management believes that the Company will complete several additional acquisitions during 1996 (including the proposed CRG acquisition), as attractive opportunities become available. Once integrated, acquisitions may not achieve levels of revenue, profitability or productivity comparable to those of the Company's existing locations or may not otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. There can be no assurance that the Company will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy -- Acquisitions."

INCREASED EMPLOYEE COSTS; WORKERS' COMPENSATION

     Businesses use temporary staffing in part to shift certain employment costs and risks (e.g., workers' compensation and unemployment insurance) to temporary personnel services companies. Accordingly, the Company is responsible for and pays unemployment insurance premiums, workers' compensation and medical and other employer costs for job-related injuries for its temporary employees. The Company's workers' compensation and medical costs are based on the loss and loss adjustment expenses as estimated by an outside administrator. Workers' compensation costs have increased as various states have raised benefit levels and liberalized allowable claims. Unemployment insurance premiums are set annually by the states in which employees perform services and have increased as a result of increased unemployment and the extension of periods for which benefits are available. The Company currently pays health insurance premiums for all of its permanent employees but none of its temporary employees. Certain health care reform proposals have included as a component a mandate that employers pay such health insurance premiums for all temporary employees. Historically, the Company has increased fees charged to its clients to absorb increases in unemployment, workers' compensation, medical and other direct costs of services. There can be no assurance that the Company will be able to increase the fees charged to its clients if expenses related to workers' compensation or unemployment insurance increase or if employer-paid health insurance is extended to temporary employees. Any such inability could have a material adverse effect on the Company's financial condition and results of operations. See Notes 6, 7, and 13 of Notes to Consolidated Financial Statements.

INDUSTRY RISK OF LITIGATION AND CLAIMS

     The Company is subject to litigation and claims by its employees, customers, franchisees and other third parties. The Company is in the business of employing people and placing them in the work place of other businesses or the homes of persons requiring health care. Attendant risks of such activities include possible claims by customers or patients of employee misconduct or negligence, including malpractice, claims by employees of discrimination or harassment (including claims relating to actions of the Company's clients), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers' compensation claims and other similar claims. The Company has policies and guidelines in place to reduce its exposure to these risks, and has insurance against certain risks in amounts which it believes to be adequate. There can be no assurance that the Company will not experience litigation and claims in the future which are not covered by or which exceed its insurance, or that the Company will not incur damages, fines or other losses or negative publicity with respect to such matters, any of which could have a material adverse effect on the Company's business. See "Business -- Properties and Insurance" and "-- Legal Proceedings."

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of its executive officers and senior management. In addition, the Company is dependent on the performance and productivity of its local branch managers and field personnel. The loss of some of the Company's key managers could have an adverse effect on the Company's operations, including the Company's ability to establish and maintain customer relation-ships. The Company's ability to attract and retain business is significantly affected by local relationships and the quality of service rendered by branch managerial personnel. If the Company is unable to attract and retain key employees to perform these services, the Company's business could be adversely affected. See "Business -- Business Strategy" and "Management."

DEPENDENCE ON AVAILABILITY OF QUALIFIED TEMPORARY PERSONNEL

     The Company depends upon its ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills, particularly home health care providers and technologically skilled administrative employees, is intense, and demand for such individuals is expected to remain very strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers in the future. See "Business -- Competition."

INEXPERIENCE AS AN INDEPENDENT COMPANY; DEPENDENCE ON FORMER PARENT

     The Company became an independent company in September 1995 following the completion of its initial public offering. Operating and managing the Company as a separate public company places significant demands on the Company's management and operating systems. While the Company's executive officers as a group have extensive experience in its operations, they do not have experience at comparable levels of responsibility in operating an independent public company. There can be no assurance that the Company will not incur unexpected incremental costs as an independent public company or that the Company will successfully develop the necessary infrastructure or operating systems. Further, since the Company's initial public offering, it has been dependent upon its former parent for certain accounting, finance, human resources and risk management services pursuant to an agreement which expires in September 1996 and management information systems and paybill services pursuant to agreements which expire in September 1997. Although the Company recently has purchased systems to perform such services from unrelated third parties and has commenced or completed installation of certain of these systems, no assurance can be given that the integration of such new systems will be successful, that the Company's former parent will agree, if requested by the Company, to perform services beyond the periods presently agreed, or that the services performed will adequately support the Company's business. The Company also licenses certain proprietary rights from its former parent on a perpetual basis. The loss of such rights could have an adverse effect on the Company's business. See "Business" and "Certain Transactions."

RISK OF GOVERNMENT REGULATION RELATING TO HEALTH CARE PROVIDERS

     The Company's Health Care Services Division is subject to extensive government regulation under federal, state and local law, including but not limited to, licensing requirements, certificate of need requirements, periodic examinations by government agencies, federal and state antifraud, anti-abuse and anti-kickback statutes and regulations, and federal and state laws prohibiting physician ownership or compensation arrangements in entities, including home health agencies, to which they refer patients for health care services. In particular, the U.S. Department of Health & Human Services has targeted for investigation certain specific areas of the Medicare and Medicaid programs, including fraud in home health care services. Health care providers are also subject to extensive documentation requirements of government agencies and industry participants, such as insurance companies and managed care companies. These regulations can affect the Company's ability to obtain reimbursement for services and products provided to patients. There can be no assurance that the Company will be able to continue to obtain or maintain the required governmental approvals or licenses, obtain reimbursement for its services or avoid compliance or other problems under applicable laws and regulations. See "Business -- Health Care Services Division" and "-- Regulation."

DEPENDENCE ON CERTIFICATES OF NEED

     Certificate of need laws restrict the types of care that may be provided and can limit or eliminate a company's ability to provide certain services, including home health care services, to establish or expand operations, and to act as a Medicare or Medicaid provider in 22 jurisdictions. The Company currently has no certificates of need. The process of obtaining a certificate of need can be costly and time consuming, and some states in which the Company does business are not currently granting additional certificates of need. Accordingly, such laws may render it more difficult for the Company to, or preclude the Company from, expanding the scope of its home health care services. However, the Company offers certain services not restricted by certificate of need laws in some states which require certificates of need. See
"Business -- Health Care Services Division -- Operations."

POSSIBLE ADVERSE EFFECT OF HEALTH CARE REGULATORY AND REIMBURSEMENT CHANGES

     Congress and various state legislatures have periodically proposed legislation affecting the regulation of the health care industry. Changes in government support of health care services, the methods by which such services are delivered, the prices for such services, the reimbursement for such services, or the regulations governing such services, may all have a material adverse effect on the Company's financial condition and results of operations. Even if the ultimate impact on revenues of any such changes is positive, no assurance can be given that the costs of complying with possible new requirements would not have a negative impact on the Company's future earnings.

     For the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996, 12%, 15% and 15% of the Company's revenues, respectively, were derived from the Medicare and Medicaid programs. The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments and administrative rulings and funding restrictions, all of which could have the effect of limiting or reducing reimbursement levels for the Company's services. Among the changes under consideration are proposals that would reduce Medicare and Medicaid expenditures by lowering reimbursement rates, increasing case management review of services, negotiating reduced contract pricing and expanding risk contracting. Any significant decrease in Medicare or Medicaid reimbursement levels, or the imposition of significant restrictions on participation in the Medicare and Medicaid programs, could have a material adverse effect on the Company.

     The Company also has contracts with private payors to provide certain health care services to covered patients. There can be no assurance that the rates paid to the Company by Medicare, Medicaid or other payors will be adequate to reimburse the Company for the cost of providing services. In addition to the risk of such third-party payors denying full reimbursement for staffing costs, under the Company's SingleSource program, the Company assumes the risk of such payors denying reimbursement for the use of products and services purchased by the Company under subcontracts with third party vendors. Further, cost increases due to inflation without corresponding increases in reimbursement would adversely affect the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General,"
"Business -- Health Care Services Division."

FRANCHISING AND LICENSING RISKS

     The Company derives a significant amount of its net income from franchised and licensed operations. Franchisees and licensees may terminate their agreements, resulting in a loss of revenues and corresponding profitability. The ownership of the Company's franchises and licenses is relatively concentrated, and the loss of one or more of those relationships could have an adverse effect on the Company's results of operations. Further, while the Company's agreements contain non-competition covenants, former franchisees and licensees may nevertheless seek to compete with the Company. The Company must comply with federal and state laws and regulations governing the sale of franchises and licenses, and state laws concerning the ongoing relationship with franchisees and licensees (including the termination and non-renewal of such relationships). The Company is subject to the risk of franchisee and licensee litigation pursuant to such laws or otherwise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduc-tion," "-- General," "Business -- Organizational Structure -- Franchised Offices" and "-- Licensed Offices."

STOCK PRICE VOLATILITY

     From time to time, there may be significant volatility in the market price of the Common Stock. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, market conditions for growth stocks, staffing services stocks or health care stocks in general, changes in general conditions in the economy or financial markets, natural disasters or other developments could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SUBSTANTIAL INTANGIBLE ASSETS

     As of December 31, 1995, the Company had capitalized excess of cost over fair value of net assets acquired and other intangibles of $51.1 million, net of accumulated amortization relating to the purchase of certain of its subsidiaries and divisions. This resulted in an annual charge to earnings for the year ended December 31, 1995 of approximately $2.3 million. Such intangible assets approximated 49.8% of the Company's total assets and 67.3% of its total shareholders' equity as of December 31, 1995. Assuming completion of the Fox and CRG acquisitions and the conversion of one of the Nursefinders franchises as of March 31, 1996, $100.2 million, or 64.0%, of the Company's total assets would have been intangible assets. Any impairment of such assets, with resultant write offs, could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters" and Note 2 of Notes to Consolidated Financial Statements.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     The Company's Certificate of Incorporation and Bylaws, as well as a stockholder rights plan recently adopted by the Board of Directors, contain provisions which may have the effect of discouraging, delaying or preventing a change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. Such provisions in the Certificate of Incorporation and Bylaws include a classified Board of Directors and a prohibition on stockholder action by written consent. In addition, the Certificate of Incorporation permits the Company's Board of Directors to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue shares of Preferred Stock, the Board of Directors has preapproved the terms of a series of Preferred Stock that may be issued pursuant to the stockholder rights plan upon the occurrence of certain triggering events. In general, the stockholder rights plan provides a mechanism by which the Board of Directors and stockholders may act to substantially dilute the share position of any takeover bidder who acquires 15% or more of the Common Stock. See "Description of Capital Stock."

NO CASH DIVIDENDS

     The Company presently intends to retain future earnings to support the growth of its business and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

FORWARD-LOOKING INFORMATION

     This Prospectus contains various forward-looking statements and information that are based on management's belief and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, demand for the Company's services and the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to recruit and place temporary professionals, to expand into new markets, and to maintain profit margins in the face of pricing pressures.

                                  THE COMPANY

     The Company completed its initial public offering in September 1995. Prior to the initial public offering, the Company was an indirect wholly-owned subsidiary of Adia, S.A., a Swiss corporation (together with its subsidiaries collectively, "Adia"). The Company was organized by Adia in July 1995 to facilitate the initial public offering. As a result of the initial public offering, in which Adia sold its entire ownership interest in the Company, the Company became an independent public company. The Company did not receive any of the proceeds from the sale of its shares by Adia in the initial public offering. The Company's address is 6302 Fairview Road, Suite 201, Charlotte, North Carolina 28210, and its phone number is (704) 442-5100.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered by the Company are estimated to be approximately $74.0 million (or $85.2 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses, based upon an assumed offering price of $22.50 per share. The Company intends to use such net proceeds for the repayment of outstanding bank debt (which was $27.3 million as of May 20, 1996), approximately $20.3 million to consummate the CRG acquisition and the balance for general corporate purposes, including possible acquisitions. The Company's bank debt was drawn under a $35.0 million revolving credit facility with a commercial bank, secured by a pledge of the stock of the Company's subsidiaries and a lien on receivables and certain other assets of the Company, currently bearing interest at a rate equal to LIBOR plus 1.25% or the lender's base rate, at the Company's option, and maturing on September 30, 1998 (provided, that maximum availability under the revolving credit facility will reduce to $30.0 million as of June 30, 1996). The weighted average interest rate on the Company's outstanding borrowings under the credit facility was approximately 6.2% at March 31, 1996. After repayment of the credit facility, the Company will be able to redraw on the credit facility as needed, subject to certain limitations, for future potential acquisitions, capital expenditures and working capital. The indebtedness under the credit facility was used primarily to fund acquisitions and for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The Company has obtained a commitment from its lender to use its best efforts to syndicate the credit facility and increase the maximum availability thereunder to $60.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

     The Company has paid no cash dividends on its Common Stock with respect to earnings since its initial public offering and does not anticipate paying cash dividends in the foreseeable future. The Company presently intends to retain future earnings to support the growth of its business. Any determination regarding the future payment of cash dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's financial condition, results of operations, current and anticipated capital requirements, plans for expansion, future prospects and other factors deemed relevant by the Board of Directors. Further, the Company's credit facility imposes certain restrictions on the ability of the Company to pay cash dividends on Common Stock.

                          PRICE RANGE OF COMMON STOCK

     Since the completion of the Company's initial public offering on September 25, 1995, the Common Stock has been listed on the New York Stock Exchange ("NYSE") under the symbol "PGA." The following table sets forth the range of high and low sales prices of the Common Stock as reported on the NYSE for the periods indicated.

                                                                              HIGH       LOW
                                                                             ------     ------
1995
  Third Quarter (September 25 through September 30)........................  $14.00     $14.00
  Fourth Quarter...........................................................   15.00      11.00
1996
  First Quarter............................................................   21.25      12.88
  Second Quarter (through May 22, 1996)....................................   23.75      18.63

     The last reported sale price of the Common Stock on the NYSE on May 22, 1996 was $22.50. As of May 22, 1996, there were 77 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the actual total capitalization of the Company at March 31, 1996, and the total capitalization on a pro forma basis giving effect to (i) the acquisitions of Fox and CRG and the conversion of one of the former Nursefinders franchises as if acquired or converted prior to March 31, 1996 and (ii) adjustments which reflect the sale of the shares of Common Stock offered hereby (at an assumed offering price of $22.50 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                                           MARCH 31, 1996
                                                                 -----------------------------------
                                                                                          PRO FORMA
                                                                 ACTUAL(1)   PRO FORMA   AS ADJUSTED
                                                                 ---------   ---------   -----------
Current portion of long-term debt..............................   $    --    $      --    $      --
                                                                  =======     ========    =========
Long-term debt(2)..............................................   $ 7,600    $  49,400    $      --
Shareholders' equity:..........................................
  Preferred stock, $0.01 par value; 5,000,000 shares
     authorized, no shares issued and outstanding..............        --           --           --
  Common stock, $0.01 par value; 20,000,000 shares authorized,
     8,000,300 shares issued and outstanding (8,000,300 shares, pro forma, and 11,500,300 shares, pro forma as
     adjusted)(3)..............................................        80           80          115
  Additional paid-in capital...................................    73,559       73,559      147,540
  Retained earnings............................................     3,837        3,837        3,837
                                                                 ---------   ---------   -----------
          Total shareholders' equity...........................    77,476       77,476      151,492
                                                                 ---------   ---------   -----------
          Total capitalization.................................   $85,076    $ 126,876    $ 151,492
                                                                  =======     ========    =========

- ---------------

(1) Includes all acquisitions completed prior to March 31, 1996.
(2) As of May 20, 1996, the Company's outstanding borrowings under its bank credit facility amounted to approximately $27.3 million. The Company intends to repay such borrowings with the net proceeds of this offering. See "Use of Proceeds."
(3) Excludes an aggregate of (i) 437,403 shares of Common Stock subject to outstanding options as of May 20, 1996 and (ii) 762,297 additional shares of Common Stock reserved for issuance under the Company's 1995 Equity Participation Plan. See "Management -- Compensation Plans and Arrangements."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company as of and for each of the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the three-month periods ended March 31, 1995 and 1996. The consolidated financial data as of and for the years ended December 31, 1991 and the three months ended March 31, 1995 and 1996 are derived from the unaudited condensed consolidated financial statements of the Company. In management's opinion, this unaudited information is prepared on a basis consistent with the audited consolidated financial statements of the Company and includes all adjustments necessary for a fair presentation. The consolidated financial data as of and for each of the years ended December 31, 1992, 1993, 1994 and 1995 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements include assets and liabilities at historical amounts from the consolidated financial statements of the Company's former parent, and other adjustments intended to reflect the revenues and expenses the Company would have reported had the enterprise been combined prior to the beginning of the earliest period presented. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results which may be expected for the entire year, and the results of operations for all periods are not necessarily indicative of the results which would have been obtained had the Company been independent in such periods. The data set forth below should be read in conjunction with the financial statements and information, including Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere herein.

                                                                                                THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                    -----------------------------------------------------   ---------------------
                                      1991       1992       1993       1994       1995        1995        1996
                                    --------   --------   --------   --------   ---------   ---------   ---------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues
  Staffing services...............  $ 96,989   $ 93,433   $107,386   $125,822   $ 143,243   $  33,553   $  38,252
  Health care services............    62,100     54,291     61,765     82,700     104,110      25,071      27,794
  Franchise fees..................     3,674      3,664      3,327      3,345       3,702         888         827
                                    --------   --------   --------   --------   ---------   ---------   ---------
         Total revenues...........   162,763    151,388    172,478    211,867     251,055      59,512      66,873
                                    --------   --------   --------   --------   ---------   ---------   ---------
Direct cost of services...........   118,280    109,707    126,286    155,987     178,966      42,804      48,851
Selling, general and
  administrative..................    42,255     36,692     37,329     44,529      56,010      13,925      14,551
Depreciation and amortization.....     4,346      4,437      4,247      4,391       3,665         946         880
                                    --------   --------   --------   --------   ---------   ---------   ---------
         Total expenses...........   164,881    150,836    167,862    204,907     238,641      57,675      64,282
                                    --------   --------   --------   --------   ---------   ---------   ---------
Operating income (loss)...........    (2,118)       552      4,616      6,960      12,414       1,837       2,591
Income tax expense (benefit)......      (538)       462      2,080      3,061       5,305         772       1,101
                                    --------   --------   --------   --------   ---------   ---------   ---------
Net income (loss).................  $ (1,580)  $     90   $  2,536   $  3,899   $   7,109   $   1,065   $   1,490
                                    =========  =========  =========  =========  =========   =========   =========
Net income per share..............        --         --         --         --          --          --   $    0.19
                                                                     =========  =========   =========   =========
Pro forma net income per
  share(1)........................        --         --         --   $   0.49   $    0.89   $    0.13          --
                                                                     =========  =========   =========   =========
Weighted average common shares
  outstanding(1)..................        --         --         --   8,000,000  8,000,000   8,000,000   8,000,000
SELECTED OPERATING DATA:
Number of branches(2).............       127        106        105        108         116         110         126(3)
Revenues per branch(4)............  $  1,282   $  1,428   $  1,643   $  1,962   $   2,164   $     541   $     531(3)
BALANCE SHEET DATA -- AT END OF
  PERIOD:
Working capital...................  $  8,261   $ 14,190   $ 21,331   $ 26,440   $  28,969   $  22,856   $  26,647
Total assets......................    81,927     79,395     84,333     90,984     102,623      75,319     111,924
Long-term debt....................        --         --         --         --          --          --       7,600
Shareholders' equity..............    57,173     58,987     64,257     68,438      75,986      71,185      77,476

                                                                                THREE MONTHS
                                                                               ENDED MARCH 31,
                                                               YEAR ENDED           1996
                                                              DECEMBER 31,     ---------------
                                                                  1995
                                                              ------------       (UNAUDITED)
    PRO FORMA UNAUDITED STATEMENT OF INCOME DATA(5):
    Revenues
      Staffing services.....................................   $  207,055         $  54,519
      Health care services..................................      114,783            29,400
      Franchise fees........................................        3,702               827
                                                              ------------     ---------------
              Total revenues................................      325,540            84,746
                                                              ------------     ---------------
    Direct cost of services.................................      233,709            62,228
    Selling, general and administrative.....................       69,929            17,494
    Depreciation and amortization...........................        5,520             1,281
                                                              ------------     ---------------
              Total expenses................................      309,158            81,003
    Operating income........................................       16,382             3,743
    Interest expense........................................        3,359               800
    Income tax expense......................................        5,595             1,251
                                                              ------------     ---------------
    Net income..............................................   $    7,428         $   1,692
                                                               ==========      ============
    Net income per share(1).................................   $     0.93         $    0.21
                                                               ==========      ============
    Weighted average common shares outstanding(1)...........    8,000,000         8,000,000
    SELECTED PRO FORMA OPERATING DATA(6):
    Number of branches......................................          130               133
    Revenues per branch.....................................   $    2,504         $     637

- ---------------

(1) Based on 8,000,000 shares of Common Stock issued in connection with the Company's initial public offering in September 1995. See "The Company."
(2) Branches include Company-operated and licensed offices and exclude franchised offices and vendor-on-premises locations at customer sites at the end of the period.
(3) Includes nine offices added during the first quarter of 1996, five of which were added in March pursuant to the acquisitions of Allegheny and Profile, two of which were converted in January and March, respectively, from franchised offices to Company-operated offices and two of which were new offices opened during the quarter. Total revenues as reflected in the unaudited statement of income data for the three-month period ended March 31, 1996 reflect revenues generated by such offices subsequent to their acquisition, conversion or commencement of operations, as applicable.
(4) Revenues per branch equal total revenues for the period divided by the number of branches at the end of the period.
(5) The pro forma unaudited statement of income data has been prepared to reflect the Company's operations as if the IPO, the acquisitions of Allegheny, Profile, Fox and CRG and the conversion of three former Nursefinders franchises to Company-operated offices had occurred at January 1, 1995. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the IPO, the acquisitions or the conversions been consummated at January 1, 1995 and do not purport to indicate the results of operations as of any future date or for any future period.
(6) The pro forma operating data includes revenues per branch equal to total pro forma revenues for the period divided by the number of branches for Company-operated and licensed offices at the end of each period as if the acquisitions of Allegheny, Profile, Fox and CRG and the conversion of three Nursefinders franchises to Company-operated offices had occurred on January 1, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The Company's fiscal year ends on the Sunday nearest to December 31 and the fiscal quarters end on the Sunday nearest to the end of the respective calendar quarters. For presentation purposes, fiscal periods are shown as ending on December 31 and March 31 herein.

     The Company operates within one industry segment and is organized into two divisions: the Staffing Services Division, which provides a wide variety of staffing services, and the Health Care Services Division, which, through Company-operated, franchised and licensed offices, provides home health care services and supplemental staffing for health care facilities. At May 20, 1996, the Staffing Services Division included 70 Company-operated offices doing business under ten proprietary brands, and the Health Care Services Division included 48 Company-operated, 36 franchised, and 14 licensed offices doing business under the Nursefinders brand.

     In 1991 and 1992, the Company underwent a consolidation and shift in strategy to respond to changing market conditions, including a recession in the U.S. and a decrease in the demand for certain staffing services. The consolidation included reducing the number of staffing and health care services branches through combinations, closings and conversion to the brand of the Company's former parent. See "-- Office Census." The shift in strategy included a new emphasis on home health care, strengthened management, new automated systems and other productivity enhancements.

INTRODUCTION

     The Company recognizes as revenues the amounts billed to clients of Company-operated and licensed offices. In these cases, the temporary worker is the Company's employee and all costs of employing the temporary worker are the responsibility of the Company and are included in direct cost of services. The Company remits monthly to licensees the gross profits of the licensed office less 7% of gross revenues, uncollectible receivables and certain other expenses of the licensed office. The Company also records a 5% royalty on gross revenues of franchised offices.

     The Company has not aggressively marketed licenses in recent periods and has not offered new franchises, and franchise and license fees have not been material. However, the Company views its franchises and licenses as an important adjunct to its health care services business, particularly insofar as the program allows operations under the Nursefinders brand in areas which might not otherwise meet the Company's criteria for a Company-operated branch, allows a further spreading of fixed costs over additional revenues, and is believed to yield a fair profit for Company services provided. See
"Business -- Organizational Structure."

     For the years ended December 31, 1993, 1994, 1995 and the three months ended March 31, 1996, the Staffing Services Division's five largest clients accounted for approximately 16.4%, 17.1%, 16.6% and 14.3% respectively, of the Division's total revenues. In such periods, the largest single client accounted for approximately 5.7%, 6.9%, 6.1% and 4.9%, respectively, of the Staffing Services Division's total revenues. The Health Care Services Division's customers are health care institutions and individual patients, none of which accounted for more than 1% of the Division's revenues in any of such periods. No single client accounted for more than 4% of the total combined revenues of the Company for 1995.

RECENT ACQUISITIONS

     Since January 1, 1996, the Company has acquired three staffing services companies and has entered into a definitive agreement to acquire an information technology services company. The Allegheny and Profile acquisitions were completed in March 1996 and the Fox acquisition in May 1996. The combined revenues of these three companies were approximately $39.3 million in fiscal 1995, and the aggregate purchase price for these acquisitions was approximately $28.2 million (including direct acquisition costs and excluding certain contingent earnout payments). On May 23, 1996, the Company entered into an agreement to acquire CRG, an information technology services company based in San Francisco, California with revenues for its fiscal year ended May 31, 1995 and the nine-month period ended February 29, 1996 of approximately $21.2 million and $21.0 million, respectively. The consummation of this acquisition is subject to customary conditions set forth in the agreement, such as the Company's satisfaction with its due diligence review of CRG, and no assurance can be given that the proposed acquisition will be consummated. If consummated, the CRG acquisition will enable the Company to enter the information technology services market, one of the fastest growing sectors of the staffing services industry, and will provide a platform for further acquisitions in the information technology services sector. See "Business -- Growth Strategy -- Acquisitions" and the Company's Unaudited Pro Forma Financial Statements for further information related to these acquisitions.

     Each of these acquisitions has been or will be accounted for using the purchase method of accounting. The results of the operations of Allegheny and Profile, which were acquired prior to March 31, 1996, have been included in the following discussion since the date of acquisition. In the future, the Company's revenues and expenses may be significantly affected by the number and timing of the opening or acquisition of additional offices. The timing of such expansion activities also can affect period-to-period comparisons.

FRANCHISE CONVERSIONS

     Since January 1, 1996, the Company has converted three former Nursefinders franchise offices to Company-operated offices by acquiring the franchise. The combined revenues of these three offices for the year ended December 31, 1995 were approximately $11.2 million. The Company recorded approximately $0.5 million in franchise fee revenue in 1995 relating to these franchises, which are located in Hawaii, California and Missouri.

GENERAL

     The following table summarizes by Division the Company's revenue mix as a percentage of total revenues and the related growth rates:

                                                                              THREE MONTHS
                                         YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                    ----------------------------------     -------------------
                                      1993         1994         1995        1995        1996
                                    --------     --------     --------     -------     -------
                                                  (DOLLAR AMOUNTS IN THOUSANDS)
    Revenues by Division:
      Staffing services:
         Clerical.................. $ 77,281     $ 82,860     $ 91,146     $21,510     $25,451
         Light technical, light
           industrial and other....   30,105       42,962       52,097      12,043      12,801
                                    --------     --------     --------     -------     -------
              Total staffing
                services...........  107,386      125,822      143,243      33,553      38,252
                                    --------     --------     --------     -------     -------
         As a percentage of
           total...................     62.3%        59.4%        57.1%       56.4%       57.2%
      Health care services:
         Home health care.......... $ 34,440     $ 53,292     $ 70,403     $16,663     $19,172
         Staffing..................   27,325       29,408       33,707       8,408       8,622
         Franchise.................    3,327        3,345        3,702         888         827
                                    --------     --------     --------     -------     -------
              Total health care
                services...........   65,092       86,045      107,812      25,959      28,621
                                    --------     --------     --------     -------     -------
         As a percentage of
           total...................     37.7%        40.6%        42.9%       43.6%       42.8%
              Total revenues....... $172,478     $211,867     $251,055     $59,512     $66,873
                                    ========     ========     ========     =======     =======
    Growth Rates by Division:
      Staffing services:
         Clerical..................      8.7%         7.2%        10.0%       11.1%       18.3%
         Light technical, light
           industrial and other....     34.6         42.7         21.3        32.2         6.3
              Total staffing
                services...........     14.9         17.2         13.8        17.9        14.0
      Health care services:
         Home health care..........     61.8         54.7         32.1        48.4        15.1
         Staffing..................    (17.2)         7.6         14.6        17.2         2.5
         Franchise.................     (9.2)         0.5         10.7         6.0        (6.9)
              Total health care
                services...........     12.3         32.2         25.3        34.9        10.3
              Total revenues.......     13.9%        22.8%        18.5%       27.4%       12.4%

     For the period January 1, 1993 through March 31, 1996, staffing and health care services revenues generally were increasing, due in part to cyclical effects of a recovering economy on staffing services, in part to Company efforts and actions to increase sales, and in part to rapid growth in the demand for home health care services. A correlative of the increase in home health care services was an increase in Medicare and Medicaid revenues, which comprised 16%, 30%, 36% and 36%, respectively, of health care services revenues (excluding franchise fees) for 1993, 1994, 1995 and the three months ended March 31, 1996. Also during the period January 1, 1993 through March 31, 1996, the Company was able to increase its revenues from the declining supplemental health care staffing market, and hold franchise fees approximately level with fewer franchised locations. During all periods, revenues per branch increased. See "Selected Consolidated Financial Data."

     The following table presents certain operating expenses, operating income and net income as a percentage of revenues:

                                                                                THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                 -------------------------     ---------------
                                                 1993      1994      1995      1995      1996
                                                 -----     -----     -----     -----     -----
    Total revenues.............................  100.0%    100.0%    100.0%    100.0%    100.0%
      Direct cost of services..................   73.2      73.6      71.3      71.9      73.1
    Gross margin...............................   26.8      26.4      28.7      28.1      26.9
      Selling, general and administrative......   21.6      21.0      22.3      23.4      21.8
      Depreciation and amortization............    2.5       2.1       1.5       1.6       1.3
                                                 -----     -----     -----     -----     -----
    Operating income (loss)....................    2.7       3.3       4.9       3.1       3.8
      Income tax expense (benefit).............    1.2       1.5       2.1       1.3       1.6
                                                 -----     -----     -----     -----     -----
    Net income (loss)..........................    1.5%      1.8%      2.8%      1.8%      2.2%
                                                 =====     =====     =====     =====     =====

     While expenses generally follow revenue trends, the variance of expense as a percentage of revenues from period to period can be material. Direct cost of services as a percentage of revenues during all periods fluctuated from a low of 71.3% in 1995 to a high of 73.6% in 1994. Direct cost of services as a percentage of revenues generally rose from 1993 through 1994, primarily as a result of pricing pressure from clients. In 1995 the direct cost of services as a percentage of revenues decreased primarily as a result of changes in the mix of services. Selling, general and administrative expense before license fees was less than 21% of revenues from 1994 through 1995, despite the increases in health care services revenues, which typically have higher associated administrative costs than staffing services revenues. License fees as a percentage of revenues have increased since 1993 primarily because licensee revenues have increased. Income tax expense as a percentage of revenues fluctuated throughout the periods, with various effective rates from year to year based on federal and state income tax requirements and the effect of assets deductible for financial statement purposes but not for income tax purposes, as more fully described in the period to period comparisons herein. Operating income and income as a percentage of revenues in each of the periods was a function of revenues and the interaction of the above items.

OFFICE CENSUS

     The following table sets forth the number and nature of the Company's offices, and changes therein, at the end of, and during, the periods indicated:

                                                                YEAR ENDED
                                                               DECEMBER 31,       THREE MONTHS
                                                            ------------------   ENDED MARCH 31,
                                                            1993   1994   1995        1996
                                                            ----   ----   ----   ---------------
    Staffing offices......................................   56     57     58           65
    Company-operated health care offices..................   46     47     48           49
    Licensed Nursefinders offices.........................    3      4     10           12
    Franchised Nursefinders offices.......................   50     48     40           37
                                                            ----   ----   ----         ---
              Total offices...............................  155    156    156          163
                                                            ====   ====   ====   ============
    Offices opened........................................    2      6      8            3
    Offices acquired......................................   --     --     --            5
    Offices sold..........................................   --     --     (1 )         --
    Offices closed........................................   (8 )   (5 )   (7 )         (1)
                                                            ----   ----   ----         ---
    Net change............................................   (6 )    1     --            7
                                                            ====   ====   ====   ============

RESULTS OF OPERATIONS

     The staffing services business is subject to the seasonal impact of summer and holiday employment trends. Typically the second six months of the calendar year is more heavily affected, as companies tend to increase their use of temporary personnel during this period. The results for interim periods are not necessarily indicative of the results which may be expected for the entire year. The following table sets forth certain information for the quarterly periods indicated:

                                                               THREE MONTHS ENDED
                                 ------------------------------------------------------------------------------
                                 DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                     1994         1995        1995         1995            1995         1996
                                 ------------   ---------   --------   -------------   ------------   ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                  (UNAUDITED)
Total revenues.................    $ 57,918      $59,512    $ 61,260      $63,885        $ 66,428      $66,873
Operating income...............       2,597        1,837       3,066        3,393           4,118        2,591
Net income.....................       1,446        1,065       1,700        1,997           2,347        1,490
Net income per share...........          --           --          --           --        $   0.29      $  0.19
                                                                                       ==========      =======
Pro forma net income
  per share(1).................    $   0.18      $  0.13    $   0.21      $  0.25              --           --
                                 ==========      =======     =======   ==========      ==========      =======

- ---------------
(1) Based on 8,000,000 shares of Common Stock issued in connection with the Company's initial public offering in September 1995. See "The Company."

  Three Months Ended March 31, 1996 versus Three Months Ended March 31, 1995

     Revenues

     Total revenues for the three months ended March 31, 1996 increased 12.4% to $66.9 million from $59.5 million for the three months ended March 31, 1995. Staffing Services Division revenue grew 14.0% primarily due to increases in billable hours and the average billable hour rate as compared to the same period of the prior year. These changes were primarily attributable to the improvement in economic conditions experienced during 1995 that continued into 1996, which led to a higher demand for the Company's services relative to the same period of the prior year. Also, in March 1996 the Staffing Services Division completed the Allegheny and Profile acquisitions, which provided $1.4 million of revenues after their respective acquisition dates in the three-month period ended March 31, 1996. These acquisitions also accounted for five of the seven offices added to the Company's Staffing Services Division network during this period.

     For the three-month period ended March 31, 1996, the Health Care Services Division experienced a 10.3% increase in revenue (including franchise fees), which was attributable to increases in home health care visits and billing rates. During this period, the Health Care Services Division converted two franchised offices to Company-operated offices, closed one Company-operated office, converted two franchised offices to licensed offices and entered into a new franchise agreement covering one office. This led to a net increase of one Company-operated office and two licensed offices and a decrease of three franchised offices over the same period of the prior year.

     Direct Cost of Services

     Direct costs, consisting of payroll and related expenses of temporary workers, increased 14.1% to $48.9 million for the three months ended March 31, 1996 from $42.8 million for the three months ended March 31, 1995, primarily due to increases in revenues during the period. Direct costs of services as a percentage of revenues increased to 73.1% during the three months ended March 31, 1996 from 71.9% during the same period of the prior year. This increase reflects the reclassification of certain non-billable administrative costs related to the Medicare program as direct costs of patient services in 1996. On a combined basis, direct cost of services and selling, general and administrative expenses before license fees as a percentage of revenues decreased to 92.6% for the three months ended March 31, 1996 from 93.9% for the same period of the prior year.

     Other Operating Expenses

     Other operating expenses, consisting of selling, general and administrative expenses, depreciation and amortization expenses and license fees, increased 3.8% to $15.4 million for the three months ended March 31, 1996, from $14.9 million for the three months ended March 31, 1995. As a percentage of revenues, selling, general and administrative expenses before license fees decreased to 19.5% for the three months ended March 31, 1996 from 22.0% for the same period of the prior year due primarily to the treatment of the non-billable administrative cost related to the Medicare program as direct cost as discussed above. Depreciation and amortization expense recognized during the three months ended March 31, 1996 decreased to 1.3% of revenues from 1.6% for the same period of the prior year due to the completion of the amortization of certain intangible assets early in 1995 and increased revenues. License fees increased $0.7 million due both to increased fees from existing offices and from fees relating to four converted or added licensed offices since March 31, 1995.

     Income Tax Expense

     For the three months ended March 31, 1996, the effective tax rate increased to 42.5% from 42.0% for the comparable period of the prior year. The current effective tax rate reflects the Company's estimate of its annual tax provision relative to pre-tax income generated for the current quarter. Due to the acquisitions consummated in the first quarter of 1996, nondeductible amortization expense is expected to increase.

     Net Income

     Net income increased 40.0% to $1.5 million, or 2.2% of revenue, for the three months ended March 31, 1996 from $1.1 million, or 1.8% of revenue, for the three months ended March 31, 1995 due to the factors discussed above.

  Year Ended December 31, 1995 versus Year Ended December 31, 1994

     Revenues

     Total revenues increased 18.5% to $251.1 million in 1995 from $211.9 million in 1994. Staffing Services Division revenue grew 13.8%, of which 11.6% was due to an increase in billable hours and the remainder was attributable to increases in billing rates and an improved service mix. During this period, the Health Care Services Division experienced a 25.3% increase in revenues (including franchise fees), of which 17.2% was attributable to an increase in home health care visits and billable hours and 8.1% was primarily attributable to increased billing rates and franchise fees.

     Direct Cost of Services

     Direct costs, consisting of payroll and related expenses of temporary workers, increased 14.7% to $179.0 million in 1995 from $156.0 million in 1994. Direct cost of services as a percentage of revenue decreased to 71.3% during 1995 from 73.6% during 1994. This decline reflected faster growth in the Health Care Services Division, which typically has higher gross margins, as well as increases in billing rates and an improved service mix.

     Other Operating Expenses

     Other operating expenses, consisting of selling, general, and administrative expenses, depreciation and amortization expenses and license fees, increased 22.1% to $59.7 million in 1995 from $48.9 million in 1994. Selling, general and administrative expenses for 1995 as a percentage of total revenues did not significantly change compared with 1994. Depreciation and amortization expense recognized during 1995 decreased to 1.5% of revenues from 2.1% of revenues for 1994 primarily due to the completion of the amortization of certain intangibles as of December 31, 1994 and increased revenues. License fees increased by $2.7 million due to increased revenues from the licensed offices and an increased number of licensed offices. This increase in license fees included $0.8 million related to converted offices, $0.8 million related to new licensed offices and $1.1 million related to existing licensed locations.

     Income Tax Expense

     The effective tax rate decreased to 42.7% for 1995 from 44.0% for 1994. The decrease was due to a reduction in the estimated annual effective tax rate primarily attributable to a reduction in nondeductible intangible amortization expense relative to pretax income for the period. The Company's effective tax rate is higher than the U.S. federal statutory rate of 35.0% primarily due to the amortization of intangibles that is not deductible for tax purposes and state income taxes.

     Net Income

     Net income increased 82.3% to $7.1 million (2.8% of revenue) for 1995 from $3.9 million (1.8% of revenue) for 1994 due to the factors discussed above.

  Year Ended December 31, 1994 versus Year Ended December 31, 1993

     Revenues

     Total revenues increased 22.8% to $211.9 million in 1994 from $172.5 million in 1993. Staffing Services Division revenue grew 17.2%, of which 16% was attributable to an increase in billable rates. During this period, the Health Care Services Division experienced a 32.2% increase in revenues (including franchise fees), of which 29% was attributable to an increase in home health care visits and billable hours and 3% was attributable to increased billing rates and franchise fees.

     Direct Cost of Services

     Direct costs, consisting of payroll and related expenses of temporary workers, increased 23.5% to $156.0 million in 1994 from $126.3 million in 1993. Direct cost of services as a percentage of revenues was relatively unchanged at 73.6% in 1994 compared with 73.2% in 1993.

     Other Operating Expenses

     Other operating expenses, consisting of selling, general, and administrative expenses, depreciation and amortization expense and license fees, increased 17.5% to $48.9 million in 1994 from $41.6 million in 1993. Selling, general and administrative expenses before license fees declined to 20.2% of total revenues in 1994 from 21.0% in 1993, reflecting spreading of fixed costs over a larger revenue base. Depreciation and amortization expense recognized during the years was comparable, resulting from amortization of goodwill and intangibles on a straight-line basis. The 53% increase in license fees during this period primarily resulted from growth in sales at existing licensed offices.

     Income Tax Expense

     The Company's effective tax rate of 44.0% for 1994 was comparable to its effective tax rate of 45.0% for 1993. The effective tax rate was higher than the U.S. federal statutory rate of 35.0% primarily due to the amortization of intangibles that is not deductible for income tax purposes and state income taxes.

     Net Income

     Due to the above factors, net income increased 53.7% to $3.9 million (1.8% of revenue) for 1994 from $2.5 million (1.5% of revenue) for 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     The Company's principal uses of cash are to finance receivables and fund capital expenditures and acquisitions. The Company pays wages to its employees on a weekly basis and, in the Health Care Services Division, makes payments to vendors under its SingleSource program on a monthly basis. However, receivables for the Staffing Services Division and the Health Care Services Division remain outstanding an average of 38 and 56 days, respectively, after billing. Health care receivables are generally paid by insurance companies and governmental agencies and therefore tend to be outstanding longer than commercial receivables. In the aggregate, days sales outstanding as of December 31, 1995 and March 31, 1996 were 49 and 46, respectively, compared with 52 and 50, respectively, as of December 31, 1994 and March 31, 1995. This reduction was due primarily to improvements in the collection time for commercial receivables.

     For 1995, cash flows from operating activities increased to $10.5 million, up from $3.0 million for 1994. The increase in cash flows from operating activities resulted from an increase in earnings before depreciation and amortization offset by changes in working capital. Cash used for investing activities decreased to

$0.8 million for 1995 from $3.3 million for 1994, reflecting the Company's investment in additional property and equipment in 1994 to support growing operations. These additions to property and equipment were primarily related to replacement and upgrades of office furniture and fixtures at field locations, general additions related to renovations and improvements at service center branch locations, and a major field office automation project which was initiated and completed in 1994 by the Health Care Services Division. This project included the purchase and installation of personal computers and local area networks. The Company made distributions to its former parent amounting to $7.4 million during 1995 in accordance with its normal policies as a wholly owned subsidiary of that company. No such distributions have been made subsequent to the Company's initial public offering.

     For the three-month period ended March 31, 1996, cash flows from operating activities were $2.2 million, down from $3.9 million for the same period in 1995. The decrease in cash flows from operating activities resulted from a decrease in working capital that offset an increase in earnings before depreciation and amortization. Cash used for investing activities totalled $11.6 million for the three months ended March 31, 1996, substantially all of which related to the Allegheny and Profile acquisitions completed in March 1996. Cash flows from financing activities during the same period totaled $7.0 million, representing the net increase in outstandings under the Company's Credit Facility (as defined below), which were used to fund a portion of the acquisition costs for the Allegheny and Profile acquisitions.

  Indebtedness

     The Company has a three-year $35.0 million revolving bank line of credit (the "Credit Facility"), secured by a pledge of the stock of the Company's subsidiaries and a lien on receivables and certain other assets of the Company, currently bearing interest at a rate equal to LIBOR plus 1.25% or the lender's base rate, at the Company's option, and maturing on September 30, 1998 (provided, that maximum availability under the Credit Facility will reduce to $30.0 million as of June 30, 1996). As of May 20, 1996, the Company had outstanding borrowings under the Credit Facility of $27.3 million, $2.5 million used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program and remaining availability of $5.2 million. The Company intends to repay outstanding borrowings under the Credit Facility with the net proceeds of the offering of Common Stock. The Credit Facility contains customary covenants such as the maintenance of certain financial ratios and minimum net worth and working capital requirements, and a restriction on the payment of cash dividends on common stock. The Credit Facility also limits the availability for acquisition related purposes and further limits the aggregate purchase price for permitted acquisitions in a single year. The Company has obtained a commitment from its lender to use its best efforts to syndicate the Credit Facility and increase the maximum availability thereunder to $60.0 million. There can be no assurance, however, that the syndicated Credit Facility will close, and until such time, there can be no assurance that the amount available to the Company under the Credit Facility will be increased.

  Capital Expenditures

     The Company's primary capital expenditure requirements relate to the acquisition of staffing services businesses. Since January 1, 1996, the Company has made cash payments of approximately $28.3 million for acquisitions of staffing services businesses. The Company is obligated to pay an additional $1.0 million under the Fox acquisition agreement on or about August 18, 1996. The agreed cash portion of the purchase price for the prospective CRG acquisition is approximately $20.3 million (including direct acquisition costs and excluding certain contingent earnout payments). The Company is also obligated under various other acquisition agreements to make earnout payments to former stockholders of acquired companies over the next four years. The Company cannot currently estimate the total amount of these payments, but anticipates that the cash generated by the operations of the acquired companies will provide a substantial part of the capital required to fund the earnout payments. The Company is actively seeking acquisition opportunities and management believes that the Company will complete several acquisitions during the balance of 1996 (including the proposed CRG acquisition) as attractive opportunities become available. The Company intends to use a portion of the net proceeds of the offering of Common Stock to fund the CRG acquisition and to seek additional capital as necessary to fund other possible acquisitions through one or more funding sources that may include borrowings under the Credit Facility or offerings of debt or equity securities of the Company. Cash flow from operations, to the extent available, may also be used to fund a portion of these expenditures.

Although management believes that the Company will be able to obtain sufficient capital to fund acquisitions, there can be no assurance that capital will be available to the Company at the time it is required or on terms acceptable to the Company.

     The Company opened two new branches during the first quarter of 1996 and expects to open six additional branches during the remainder of the year. Start-up costs related to the opening of the new branches vary, but are expected to approximate $100,000 per branch. Costs for furniture, fixtures, and equipment are capitalized and depreciated, and other start-up costs are expensed as incurred. New Company-operated and licensed offices also impose additional working capital requirements on the Company. In addition to opening new branches, the Company is in the process of purchasing and installing an accounting and financial information system and branch operating and paybill systems. The Company expects that its capital expenditures related to these projects will aggregate approximately $2.5 million during 1996 and 1997.

     The Company believes that the net proceeds from the offering of Common Stock, cash flow from operations, the current borrowing capacity under the Credit Facility and other available financing alternatives, including the possible syndication and enlargement of the Credit Facility, will be adequate to meet its presently anticipated needs for working capital and capital expenditures, but no assurance can be given that the Credit Facility will be syndicated and enlarged or that alternative sources of capital will be available on acceptable terms to permit the Company to finance future acquisitions.

INFLATION

     The effects of inflation on the Company's operations were not significant during the three months ended March 31, 1996, or the years ended December 31, 1995, 1994 or 1993.

OTHER MATTERS

  Amortization of Intangible Assets

     As of December 31, 1995, the Company had capitalized goodwill and other intangibles of $51.1 million, net of accumulated amortization relating to the purchase of certain of its subsidiaries and divisions. This resulted in an annual charge to earnings for the year ended December 31, 1995 of approximately $2.3 million. Such intangible assets approximated 49.8% of the Company's total assets and 67.3% of its total shareholders' equity as of December 31, 1995. Assuming completion of Fox and CRG acquisitions as of March 31, 1996, $100.2 million, or 64.0%, of the Company's total assets would have been intangible assets. These intangible assets would include $98.2 million related to goodwill, with the balance attributable to client and employee lists, franchise agreements, covenants not to compete and other intangible assets. Goodwill is the excess of the purchase price of net assets acquired in business combinations over their fair value at the date of acquisition. Although management believes goodwill has an unlimited life, the Company amortizes its goodwill over 40 years. Management believes that its strategy of maintaining the brand name, management and culture of its acquisitions preserves the goodwill for an indeterminate period. However, any impairment of such assets, with resultant write-offs, could have a material adverse effect on the Company's financial condition and results of operations.

  Impact of Economic Conditions

     The staffing services industry is seasonal and cyclical. However, the Company believes that the diversity and broad geographic coverage of its operations generally mitigates the adverse impact of an economic cycle in any single industry or geographic region within the United States. Additionally, the demand for health care services is less sensitive to economic cycles.

  Interest Expense

     Prior to the Company's initial public offering in September 1995, the Company incurred interest income and expense on intercompany balances. The average balance of intercompany accounts was not material for the years ended December 31, 1993, 1994 and 1995. Accordingly, interest expense was not material in those periods. Under the Credit Facility, the Company has incurred interest charges for borrowed funds not incurred in prior years, and may continue to incur interest charges in the future.

                                    BUSINESS

     Personnel Group of America, Inc. provides personnel staffing services in selected markets throughout the U.S. to businesses, professional and governmental organizations, health care facilities, and individuals who require home health care and related services. The Company's staffing services include temporary staffing, placement of full-time employees, and, depending on client needs, training and testing of temporary and permanent workers. At May 20, 1996, the Company operated through a network of 118 Company-operated, 36 franchised and 14 licensed offices in 32 states and the District of Columbia. Each of the Company's offices does business under established brand names, most of which have been continuously in use for more than 16 years.

     The Company's business is currently organized into two divisions. The Staffing Services Division operates under the Abar Staffing, Allegheny Personnel, FirstWord Staffing Services, Judith Fox Temporaries, Rosemary Scott Temporaries, Fox Technical, Profile Temporaries, Staffinders Personnel, Temp Connection, TempWorld, Thomas Staffing, West Personnel and Word Processors Personnel Service brand names. The Health Care Services Division operates as Nursefinders. The Staffing Services Division offers a wide variety of temporary office, clerical, light technical and light industrial services to more than 10,000 organizations nationwide. These services include general office and administrative services, software staffing, office automation, records management, production/assembly/distribution, telemarketing and other staffing services. The Health Care Services Division, through Company-operated, franchised and licensed offices, provides health care personnel to supplement the staffing needs of hospitals, nursing homes and other health care facilities. The Health Care Services Division also provides home health care services and related products to individuals. For the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, the Staffing Services and Health Care Services Divisions represented approximately 57% and 43% of the Company's total revenues. If the Company consummates the proposed acquisition of CRG, it intends to establish a separate information technology services division.

THE STAFFING SERVICES INDUSTRY

     The demand for staffing services, information technology services and health care services has grown rapidly, and the Company believes that, subject to normal cyclical fluctuations, this trend is likely to continue.

  Staffing Services

     The staffing services industry has grown rapidly over the past decade as a result of cyclical economic trends as well as changing approaches to staffing. According to The National Association of Temporary Staffing Services ("NATSS"), the U.S. market for temporary services grew at a compound annual rate of approximately 17.6% from approximately $20.5 billion in revenues in 1991 to approximately $39.2 billion in 1995, with revenues increasing at an annual rate of approximately 22%, 14%, 23% and 13% in 1992, 1993, 1994 and 1995,
respectively. Studies show that more than 90% of all businesses use temporary staffing services. The use of temporary personnel has become widely accepted as a valuable tool for managing personnel costs, supplementing permanent workforces and meeting specialized or fluctuating employment requirements. Vacations, illness, resignations, seasonal increases in work volume, marketing promotions and month-end requirements have historically created demand for temporary staffing. More recently, the growing cost and difficulty of hiring, laying off and terminating full-time workers has also encouraged a greater use of temporary workers. In addition, entrants into the labor force increasingly look to temporary assignments as a way to build experience, make contacts, and get valuable exposure to a variety of work settings, and as a vehicle to gain full-time employment.

     Organizations have also begun using flexible staffing to reduce administrative overhead by strategically outsourcing operations that are not part of their core business functions, such as recruiting, training and benefit administration. By utilizing temporary employees, businesses are able to avoid the management and administrative costs incurred if full-time personnel are employed. An ancillary benefit, particularly for smaller businesses, is that such use shifts certain employment costs and risks (e.g., workers' compensation and unemployment insurance) to the temporary personnel provider, which can spread the costs and risks over a larger pool of employees. Businesses are also utilizing staffing services to selectively hire and add to their full-time staff. This concept, typically referred to as "temp-to-perm," provides the customer with the opportunity to evaluate skills and proficiency prior to making full-time employment offers. NATSS estimates that approximately 40% of temporary employees are offered full-time employment by clients.

     The range of clerical, light technical and light industrial staffing services provided by temporary personnel has expanded substantially in recent years. Technological advances, as well as changing attitudes toward managing work forces, have resulted in a proliferation of new temporary staffing needs, including word processing, computer graphics, and database management. In addition, as businesses use temporary staffing companies to supplement permanent work forces, demand for temporary employees possessing strong technical and administrative skills is increasing.

  Information Technology Services

     Information technology services is one of the fastest growing sectors of the staffing services industry as a result of substantially increased demand for personnel in a range of computer-related disciplines, including, among other things, technical project support, software development and documentation, systems and database management and desktop publishing. According to industry sources, revenues from the information technology services sector in 1995 are estimated to have been $8.9 billion, representing a 25% increase over 1994. This growth has been driven by a number of factors. Computer-related activities are by nature project oriented and, as a result, conducive to the use of contract personnel. In addition, the rapid emergence of new technologies requires that staff be trained in the latest computer languages and tools. In these circumstances, temporary personnel can be used both to facilitate timely completion of projects and to retrain existing staff in new technologies.

  Health Care Services

     Health care institutions have historically used supplemental staffing to handle peak periods, illnesses and vacations and to help these facilities manage operating expenses. In response to national pressure to reduce health care expenditures, patients are being transferred to lower cost settings, resulting in fewer hospital admissions and shorter lengths of stay. Consequently, reliance on temporary nursing personnel for routine hospital staffing has decreased.

     Home health care has become one of the fastest growing sectors of the health care industry primarily as a result of the shift away from providing care in institutional settings. Studies indicate that the cost of home health care is 30% to 60% lower than the cost of comparable care in hospital or other institutional settings. Industry growth is also being driven by the aging U.S. population, which requires additional health care services, changes in family structure which formerly supported the care of the sick and the elderly, and technological advances, which now make it possible to treat higher acuity patients and chronic diseases in the home. Based on industry reports, the home health care industry has grown at a compound annual rate of 19.4% from approximately $11.6 billion in revenues in 1991 to approximately $23.6 billion in 1995, with revenues increasing at an annual rate of approximately 25%, 23%, 17% and 13% in 1992, 1993, 1994 and 1995, respectively.

BUSINESS STRATEGY

     The Company's objective is to be a premier provider of quality personnel staffing services to clients, employees and applicants in selected markets throughout the U.S. in which the Company expects growth in the demand for personnel staffing services. The Company's business strategy includes the following key elements:

          Capitalize on Strong Reputation and Brand Name Recognition. The Company intends to continue to build on its strong reputation and client familiarity with the Company's brand names. The Company believes its local presence, accessible management and sophisticated support services position it as a provider of choice of staffing services. The Company also believes that its ability to be a cost effective, full service provider of quality health care services positions it to be a provider of choice to health care payors. The Company estimates that it is one of the top five providers of services based on the number of offices in most of the markets it serves.

          Focus on Local and Regional Markets. The Company believes that the buyers and users of its services are primarily local or regional and that well established local providers in many cases have a competitive marketing advantage over national providers because they have developed a strong presence in their markets and have tailored their operations to meet local client needs. The Company's strategy combines its ability to capitalize on the recognition of its brands, all of which are established local or regional brands, with the sophisticated support services of a national provider. Decentralization of staff selection, pricing and decisions regarding business mix and advertising allows for significant local autonomy. This permits each local and regional operator to be extremely flexible and responsive to the specific needs of its local clientele, including the ability to offer favorable pricing for high volume accounts. The Company's organizational structure allows the Company to spread the costs associated with workers' compensation liability, centralized billing and payroll functions, technology development and malpractice risks as well as the costs of analyzing and complying with state and federal regulations over a large number of temporary employees and clients.

          Attract and Retain Qualified Management and Personnel. The Company believes that high quality management and branch office personnel with strong ties to the local community are key competitive factors given the importance of long-term relationships in determining local staffing decisions. As a result of its established community presence, quality-oriented culture, positive work environment and its management and personnel selection and recruiting processes, the Company has experienced long-term senior staff tenure and continuity in client relationships, with the average tenure of the Company's senior staff being more than seven years. In addition, the Company's decentralized structure gives regional and local management significant autonomy and attracts high quality, entrepreneurial managers.

          Focus on Customer Service. The Company is dedicated to providing the highest quality customer service by establishing long-term relationships with local staffing decision makers. Its quality assurance programs include confirmation calls, employee performance appraisals, job opinion questionnaires, reference requests and service evaluations. The Company uses the automated systems, ProficiencyPLUS and QuestPLUS, to match a candidate's work history, skills and personal attributes with customer requirements. Through SourcePLUS, the Company provides a high level of service to major staffing clients through comprehensive on-site management programs. Through the Company's SingleSource program, the Health Care Services Division contracts with other providers of health care products and services to promote continuity and coordination throughout the continuum of care. This allows for a single point of contact for payors, eliminating burdensome and duplicative accounting, administration and documentation. The Company believes that the SingleSource program provides the Company with a marketing advantage, but the SingleSource program does not currently account for a material portion of the Company's revenues.

          Maintain Diversification. A key element of the Company's diversification strategy is to offer a broad selection of personnel services. The Company will attempt to supplement its existing services with the addition of new staffing specialities, such as the introduction of information technology staffing services following the proposed CRG acquisition. Through licensing and franchising of offices, the Company is able to broaden its geographic coverage and leverage its existing business with a minimum capital investment. The Company's current mix of staffing and health care business reduces its exposure to economic cycles and earnings volatility because the health care industry is generally less sensitive to changes in economic conditions than the staffing services industry. Further, no customer represented more than 4% of the Company's revenues, and the top five customers represented less than 10% of the Company's revenues for the year ended December 31, 1995.

          Leverage Existing Infrastructure. The Company seeks to increase profitability by adding offices and employees without proportionately increasing overhead expenses. The clustering of offices in key markets results in economies of scale through common regional management and the spreading of recruiting, training, advertising, administrative and branch office costs over a larger revenue base. The key markets in which the Company clusters offices are large enough that each Company office is able to target a particular area of the market without directly competing with other Company offices.

GROWTH STRATEGY

     The Company's growth strategy is to build on its successful operating results by concentrating resources in strategic growth markets. Specifically, management plans to grow the Company by: (i) increasing sales in existing branch offices; (ii) opening new offices in markets already served by the Company;
(iii) acquiring businesses in growth markets not already served by the Company;
(iv) acquiring businesses that offer specialty services; (v) expanding the license network through sales of additional licenses and converting qualified independent home health care companies to Company-operated licensees; and (vi) selectively acquiring home health care operators.

  Internal Growth

     The Company's internal growth strategy includes expanding and enhancing services at existing offices and increasing its presence in its existing markets by opening new offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "-- Liquidity and Capital Resources." The Company has consistently increased its average revenues per branch. Average revenues per branch were approximately $1.3 million, $1.4 million, $1.6 million, $2.0 million, $2.2 million, $0.5 million and $0.5 million for the years ended December 31, 1991, 1992, 1993, 1994, and 1995 and for the three months ended March 31, 1995 and 1996, respectively. With the ongoing implementation of its business development plan, and subject to normal cyclical fluctuations, the Company expects to continue to grow its revenues per branch. In certain markets, the Company intends to offer specialized professional and niche services through existing offices. In addition, the Company intends to expand the range of health care personnel that it offers to include nurses who provide specialized services for pediatric, diabetic, psychiatric and asthma patients. Management believes that new offices can be integrated into the Company at low incremental cost and that the Company will compete more effectively as it expands by spreading its fixed administrative and data processing costs over a larger revenue base.

  Acquisitions

     A key component of the Company's growth strategy is to acquire existing staffing operations. The Company seeks acquisitions that will expand the geographic scope of its Staffing and Health Care Services Divisions, strengthen its professional services and introduce new specialty services, such as information technology and legal staffing, to its business mix. Management believes that the Company's strong reputation and decentralized management style, as well as its emphasis on preserving local brand identity, facilitate its efforts to acquire independent staffing businesses seeking an alliance with a national company. In determining whether to proceed with an acquisition, the Company evaluates a number of factors, including: local demographics and economic conditions; the available local workforce; the historical and projected financial results of the candidate; the purchase price and expected impact on the Company's earnings per share; the expansion of the Company's geographic market share; the enhancement to the Company's breadth of services; the experience, reputation and personality of management; and any expected synergies with the Company's existing operations. Management believes that acquired businesses can be integrated into the Company at low incremental cost and will enable the Company to continue to spread fixed costs over a larger revenue base. The Company generally retains the former names and marketing identities of acquired companies to the extent that such identities have value in the markets in which such companies compete.

     Since January 1, 1996, the Company has acquired three staffing services companies and has entered a definitive agreement to acquire an information technology services company. Each of these companies is described briefly below.

     Allegheny Personnel Services ("Allegheny"). The Company acquired Allegheny in March 1996. Allegheny offers staffing services through four offices in the Pittsburgh, Pennsylvania area. For the year ended December 31, 1995, Allegheny had revenues of approximately $16.5 million.

     Profile Temporary Services ("Profile"). The Company acquired Profile in March 1996. Profile operates one office in the loop district of downtown Chicago, Illinois. For the year ended December 31, 1995, Profile had revenues of approximately $6.8 million.

     Judith Fox Staffing Companies ("Fox"). Acquired on May 20, 1996, Fox provides staffing services through three offices in Richmond and Charlottesville, Virginia and New York, New York. For the year ended December 31, 1995, Fox had combined revenues of approximately $15.9 million.

     The Computer Resources Group ("CRG"). On May 23, 1996, the Company entered into an agreement to acquire CRG, an information technology services company with three offices in San Francisco, Sacramento and Santa Clara California. CRG had revenues for its fiscal year ended May 31, 1995 and the nine-month period ended February 29, 1996 of approximately $21.2 million and $21.0 million, respectively. The consummation of this acquisition is subject to customary conditions set forth in the agreement, such as the Company's satisfaction with its due diligence review of CRG, and no assurance can be given that the proposed acquisition will be consummated. If consummated, the CRG acquisition will enable the Company to enter the information technology services market and provide a platform for further information technology acquisitions.

STAFFING SERVICES DIVISION

     The Company supplies staffing services to over 10,000 business, professional, and government organizations in the United States. At May 20, 1996 the Company operated its Staffing Services Division (the "Division") through 70 offices.

  Services

     The Division provides temporary personnel who perform general office and administrative services, software staffing, office automation, records management, production/assembly/distribution, telemarketing and other staffing services. Certain of the Division's offices also provide full-time placement and payrolling services. Payrolling services entail employment by the Division of individuals recruited by and assigned to a customer for an ongoing fee. For the year ended December 31, 1995, 64% of the Company's staffing services revenues were derived from clerical services, and 36% of such revenue were derived from light technical, light industrial and other services. The corresponding percentages for the three months ended March 31, 1996 were 67% and 33%, respectively.

  Operations

     The objective of the Division is to consistently deliver the appropriate number and quality of personnel to its customers in a timely fashion at a competitive price. The Division seeks to accomplish its objective through:

     Local and Regional Focus and Brand Name Recognition. The Company markets its staffing services to local and regional clients through its network of offices across the U.S. The marketing efforts of the Division capitalize on long standing business relationships with its clients and its established brand names, most of which have been in use for more than 16 years. The following table sets forth information at May 20, 1996 on the names, markets, number of offices, and dates founded of the Division's brands:

                                                                        NUMBER OF    DATE
                  NAME                            MARKETS               OFFICES(1)  FOUNDED
    --------------------------------  --------------------------------  ---------   -------
    Abar Staffing...................  San Francisco Bay Area, CA             6        1954
    Allegheny Personnel                                                      4        1972
      Services(2)...................  Pittsburgh, PA
    FirstWord Staffing Services.....  Dallas, TX                             7        1978
    Judith Fox Staffing(3)..........  Richmond, VA, Charlottesville,         3        1978
                                      VA, New York, NY
    Profile Temporary Services(2)...  Chicago, IL                            1       1979
    Staffinders Personnel...........  Houston, TX                            3        1983
    Temp Connection.................  New York/Long Island, NY               2        1982
    TempWorld.......................  Atlanta, GA                           16        1980
                                      Birmingham, AL
                                      Charlotte, NC
                                      Washington DC Metropolitan Area
    Thomas Staffing.................  Los Angeles/Orange County, CA         20        1969
                                      Riverside/San Bernardino, CA
                                      San Diego, CA
    West Personnel Service..........  North and West Suburban Chicago,       6        1954
                                      IL
    Word Processors Personnel                                                2        1978
      Service.......................  Atlanta, GA
                                                                            --
              Total.................                                        70
                                                                        ========

- ---------------

(1) Does not include vendor-on-premises locations at customer sites.
(2) Acquired in March 1996.
(3) Acquired in May 1996 and includes Judith Fox Temporaries, Rosemary Scott Temporaries and Fox Technical.

     Customized Client Services. Management believes that one of the Company's major strengths is its ability to satisfy the needs of its customers by providing customized services such as on-site management and full-time placement services. The flexibility of the Company's decentralized organization allows it to tailor its operations to meet local client requirements. For example, certain clients are provided with customized billings, utilization reports, and safety awareness and training programs.

     An important trend in the staffing services business is on-site management. The Division offers SourcePLUS, its customized on-site temporary personnel management system, which places an experienced project manager at the client facility to provide complete staffing support. This program facilitates client use of temporary personnel and allows the client to "outsource" a portion of its personnel responsibility to the Division representative, who gathers and records requests for temporary jobs from client department heads and then fulfills client requirements. Company representatives on client premises can access the Division systems through on-site personal computers.

     The Division's full-time placement services provide traditional staff selection and recruiting services to its clients. In addition to recruiting employees through referrals, the Division places advertisements in local newspapers to recruit employees for specific positions at client companies. The Division utilizes its expertise and selection methods to evaluate the applicant's credentials. If the applicant receives and accepts a full-time position at the client, the Company receives a one-time fee, based on the annual salary of the employee.

     Automated Service Systems. In order to maintain a consistent quality standard for all its temporary employees, the Division uses a comprehensive automated system to screen and evaluate potential temporary personnel, make proper assignments and review a temporary employee's performance. The Division uses the QuestPLUS System to integrate the results of the Division's skills testing with personal attributes and work history and automatically matches available candidates with customer requirements.

  Sales and Marketing

     The Division has implemented a business development program to target potential customers with temporary staffing needs and to maintain and expand existing customer relationships. The Company obtains new clients primarily through personal sales presentations and supports its sales efforts with telemarketing, direct mail solicitation, and advertising in a variety of local and national media, including the Yellow Pages, newspapers, magazines and trade publications.

     The Division devotes the majority of its selling efforts to smaller, regional accounts and potential customers which the Division has identified as consistent users of temporary staffing services. Smaller, regional accounts are characterized by shorter sales cycles and higher gross margins. The Division generally does not seek any national account agreements, but does provide services to a wide variety of customers with national and international businesses. Bids for large user accounts and the provision of services to clients with multiple location requirements are coordinated at the Company's headquarters.

  Seasonality

     The staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the second half of the calendar year is more heavily affected, as companies tend to increase their use of temporary personnel during this period. While the staffing industry is cyclical, the Company believes that the broad geographic coverage of its operations and the diversity of the services it provides generally mitigates the adverse effects of economic cycles in a single industry or geographic region.

HEALTH CARE SERVICES DIVISION

     The Company's Health Care Services Division, operating under the name Nursefinders ("Nursefinders"), provides health care staffing services through 48 Company-operated, 36 franchised and 14 licensed locations at May 20, 1996. The Company provides home care services to individuals as well as health care personnel for supplemental staffing to hospitals, nursing homes, and other health care institutions. The Company believes that it is the fourth largest national provider of home nursing care services in terms of revenue and the number of locations. The Company also believes it is the largest provider of supplemental staffing services to health care institutions.

  Services

     Nursefinders provides a wide range of licensed and trained personnel. These include licensed professionals such as registered nurses and licensed practical/vocational nurses, nursing assistants and technicians, certified aides, and companions. Registered nurses and licensed practical/vocational nurses perform skilled procedures for patients in the home or institutional setting, including nursing assessment and evaluation, medication administration, infusion therapy, complex therapeutic treatments and case management. Nursing assistants and technicians perform personal care and simple procedures for patients in institutional settings. Home health and personal care aides provide basic personal care, feeding, dressing and assisting with activities of daily living to the homebound patient. Companions assist home care patients with meal preparation, shopping and other light housekeeping tasks. Institutional staffing and home care services are also provided by physical, occupational, speech and respiratory therapists and medical social workers.

     For the year ended December 31, 1995, approximately 65% (66% for the three months ended March 31, 1996) of Nursefinders' sales were derived from providing home health care services, with the balance being derived from health care staffing services provided to hospitals and other institutions.

     Since 1990, in response to the declining demand for temporary nursing services in hospital settings, Nursefinders has diversified its health care staffing customer base to include sub-acute and long-term care facilities. Nursefinders will continue to emphasize the development of home health care services by introducing new specialty programs and attempting to capture increased market share through the services it now provides.

  Operations

     The objective of Nursefinders is to consistently provide cost effective, high quality, home health care to individuals and supplemental staffing personnel to health care institutions. Nursefinders seeks to accomplish its objective through:

          Brand Name Recognition and Local and Regional Focus. The Nursefinders brand name has been in use for more than 17 years, and Nursefinders is widely recognized as a leading provider of home health care staffing and related services. Nursefinders' local managers have the flexibility of determining staff selection, compensation, business mix, marketing and pricing, which allows each Nursefinders office to respond to local competitive conditions. Most health care staffing services are purchased at the local level, and Nursefinders' established reputation has resulted in ongoing referrals in the communities which it serves.

          Quality Assurance. Nursefinders has established and monitors precise quality assurance standards for Company-operated, franchised and licensed offices. The Company believes these policies and procedures comply with all local, state and federal regulations for hiring criteria, training programs and patient care delivery systems. Nursefinders has applied for, and has received for certain locations, accreditation for Company-operated, franchised and licensed offices by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). JCAHO is the recognized national accrediting authority for health care services, and by participating in the voluntary accreditation program, Nursefinders is able to better compete in the health care staffing market. JCAHO has determined that Nursefinders' policies meet JCAHO standards and began the compliance survey stage of the accreditation review during 1995.

          Nursefinders believes that in the provision of home health care, the caregiver is the critical factor in (i) providing and assuring the quality of care, (ii) coordinating the effective utilization of all home health care services and products, and (iii) determining the frequency and level of patient health care intervention. Nursefinders monitors home care services through close supervision and evaluation of patient care outcomes. Specific criteria are used in accepting and discharging patients so that Nursefinders can assure that patient needs are met in the home setting. Clinical documentation used in home care patient records meet professional standards of practice, and quarterly record reviews are performed by health care professionals to validate the quality and appropriateness of care.

          SingleSource Program. With managed care organizations focusing on cost containment, an increasing number of patients are being transferred from hospitals to lower cost care settings. Consequently, patients with increasingly complex needs are receiving care in their homes, and the number of patients requiring multiple services in the home is also increasing significantly. In order to meet this need, Nursefinders developed the SingleSource program, in which Nursefinders contracts with other providers of health care products and services to provide the full continuum of home health care needs. These services include skilled and non-skilled nursing care, IV therapy, respiratory, physical, occupational and speech therapies, home medical equipment and medical supplies. Nursefinders pays its personnel and subcontractors while billing third party payors at pre-negotiated rates. Nursefinders' ability to manage all aspects of home health care as a single source or full service provider with access to and supervision of home health care personnel positions Nursefinders as a provider of choice with managed care organizations.

          Development of Disease State Management Programs. Managed care and insurance companies are increasingly focusing their attention on disease states that are expensive to treat because of long hospital stays. Nursefinders is developing disease-specific early intervention programs to monitor, and reduce the need for hospitalization of, patients with diabetes, cancer, cardiovascular conditions and asthma. Nursefinders also is developing specialty programs to further address the needs of managed care organizations to reduce costs for psychiatric and pediatric care.

          Responsiveness to Changing Payor Mix; Medicare and Medicaid Certification. In the midst of the changing health care legislative and regulatory environment, Nursefinders believes that participation in the Medicare program remains important. The trend towards home health care services has resulted in an increase in the portion of health care revenues being remitted through Medicare and Medicaid. Additionally, Nursefinders believes Medicare certification serves as a widely recognized indicator of quality and standing in local communities and is, therefore, important in obtaining desirable business from physicians, managed care organizations and certain other referral sources. As of May 20, 1996, Nursefinders provides Medicare and Medicaid services through its Company-operated network of 29 Medicare or Medicaid certified locations. Additionally, seven Nursefinders licensed locations and 15 Nursefinders franchises are Medicare and, in some cases Medicaid, certified. For the year ended December 31, 1994, approximately 39%, 30% and 31% of Nursefinders' revenues were derived from private pay and other sources, the Medicare and Medicaid programs, and supplemental staffing services, respectively. For the year ended December 31, 1995, approximately 31%, 36% and 33% of Nursefinders' revenues were derived from such sources, respectively, and for the three months ended March 31, 1996, approximately 33%, 36% and 31% of Nursefinders' revenues were derived from such sources, respectively. For the three months ended March 31, 1996, less than 15% of the combined Medicare and Medicaid revenues of Nursefinders were derived from the Medicaid program. The Company-operated, franchised and licensed locations that are not Medicare or Medicaid certified are unable to participate in such programs and instead derive all of their revenues from supplemental staffing, private pay and other sources. Nursefinders does not presently intend to seek Medicare or Medicaid certification for its Company-operated locations which are not presently certified.

  Marketing

     Home health care staffing services are generally purchased at the local level, either by case managers on behalf of private insurers or by private individuals through referrals from physicians, health maintenance organizations or hospital discharge planners. Nursefinders' marketing efforts for health care services principally involve presentations to contract administrators, utilization review nurses, medical directors and case managers for managed health care programs, government agencies, social service agencies, physicians and their staffs, hospital discharge planners, nursing home supervisors, insurance company representatives and employers with self-funded employee health benefit programs. Nursefinders also advertises in local and national media, including the Yellow Pages, newspapers, magazines and trade publications. Nursefinders has longstanding relationships with clients from whom it receives referrals and with governmental social service agencies with which Nursefinders conducts business under non-exclusive contracts that generally are renewable automatically from year to year.

ORGANIZATIONAL STRUCTURE

     The Company utilizes a combination of Company-operated and, in the case of health care services, franchised and licensed offices, based on the characteristics of the particular market and the nature of services that the Company intends to provide. In general, the Company focuses its licensing and franchising activities in smaller and mid-sized markets. In larger markets, the Company employs a Company-operated branch strategy to permit existing supervisory, advertising, and administration expenses to be spread over a larger number of offices in close proximity. The Company believes that its franchise and license network is a benefit to the Company because its owners provide the Company with a substantial local market presence. The franchise and license network also provides the Company with royalty and license fee income.

  Company-Operated Offices

     At May 20, 1996, there were 118 Company-operated offices. Each Company-operated office reports to a manager who is responsible for day-to-day operations and the profitability of the office. Depending on, among other things, the number of Company-operated offices in a region, branch managers may report to regional managers, division vice presidents or division presidents. Branch and regional managers are given a high level of autonomy in making decisions about the operation of their principal region. The compensation of branch and regional managers includes bonuses generally based on the incremental year-to-year increase in profitability and is designed to motivate them to maximize the growth and profitability of the offices.

  Franchised Offices

     Prior to 1990, Nursefinders offered franchises for Nursefinders offices. Nursefinders has experienced a low turnover rate in its franchise operations, with an average tenure of franchise ownership of 7.3 years and 77% of franchisees operating more than one franchise. At May 20, 1996, Nursefinders' 13 franchisees operated 36 franchised offices. Nursefinders encourages and assists franchisees to expand by establishing additional offices in existing and adjacent territories.

     Nursefinders grants the franchisee the exclusive right to establish an office and to provide Nursefinders' products and services within a designated geographic area using the Nursefinders' trade names, service marks, advertising materials, sales programs, manuals and forms. Franchisees receive training from Nursefinders, attend seminars, participate in marketing programs and utilize Nursefinders' sales literature. Nursefinders requires its franchisees to follow the basic procedures and standards established for its branch and licensed offices. Nursefinders assists its franchisees in obtaining business from its national and regional accounts. Nursefinders also makes available to each franchised office software used by its branch offices to assist in maintaining availability listings on temporary employees, scheduling employees, maintaining licensure and other information required by health care providers, and facilitating the payroll and billing functions.

     Franchisees operate their businesses autonomously within the framework of the Nursefinders' policies and standards, and recruit, employ and pay their own employees. The franchisee is responsible for screening and recruiting qualified temporary personnel, as well as obtaining clients. Nursefinders receives a royalty equal to 5% of the franchisee's sales. Franchisees paid Nursefinders an initial non-recurring franchise fee of $19,600 partially to cover screening, training, and other start-up costs incurred by Nursefinders in establishing a franchised office. Franchise agreements are generally for a term of five years, but are cancelable by the franchisee upon specified prior notice and renew at the option of the franchisee for successive five year periods thereafter. Nursefinders may terminate a franchise if the franchisee fails to meet Nursefinders' standards or otherwise breaches the franchise agreement. In recent periods, termination of franchise agreements has not had a material impact on the Company, but there can no assurance that such terminations in future periods will not have a material adverse impact on Nursefinders' and the Company's results of operations, financial condition and business prospects.

  Licensed Offices

     In 1990, Nursefinders began granting licenses instead of franchises because it believed that the reduced capital requirements of a licensed office would be more attractive to a larger number of potential licensees and because it believed that the license arrangement afforded it better control over the quality of patient care. At May 20, 1996, the Company had eight licensees operating 14 licensed offices. Nursefinders encourages and assists licensees to expand by establishing additional offices in existing and adjacent territories, and intends to issue additional licenses in the future.

     Licensees operate their businesses autonomously within the framework of the Nursefinders' policies and standards, and recruit, employ, and pay their own permanent employees. Licensees must maintain their own insurance coverage for the licensed office and its permanent employees, including workers' compensation, general liability and automobile liability insurance coverage. Licensees enjoy all the benefits afforded to franchisees. In addition, under the license agreements, Nursefinders employs all temporary employees, pays all payroll costs of employing the temporary employees, including workers' compensation and liability insurance and fidelity bonds, bills the customers, and owns the receivables (with recourse to the licensee). The customer lists of the licensed operation belong to Nursefinders.

     Nursefinders records as revenues the amounts billed to clients of licensees, and the costs of wages and related benefits are recorded by Nursefinders as costs of services (the difference between revenues and cost of services being gross profit). Nursefinders remits monthly to licensees the gross profit of the licensed office less 7% of gross revenues, uncollectible receivables and certain other expenses of the licensed office.

     Licensees pay Nursefinders an initial non-recurring license fee of $19,600 partially to cover screening, training and other start-up costs incurred by Nursefinders in establishing a licensed office. License agreements are generally for a term of ten years and renew at the option of the licensee for successive five year periods thereafter. Nursefinders may terminate a license if the licensee fails to meet Nursefinders' standards or otherwise breaches the agreement. To date, termination of license agreements has not had a material impact on the Company, but there can be no assurance that such termination in future periods will not have a material adverse impact on Nursefinders' and the Company's result of operations, financial condition and business prospects.

AUTOMATED OPERATING SYSTEMS

     An important factor in providing the services sought by users of staffing and health care services is the ability to quickly and effectively measure the skills of the candidates that make themselves available and to match skills with the client request. The Company's Staffing Services Division uses a number of automated systems to allow it to accomplish this task efficiently. The ProficiencyPLUS program is designed to test specific computer related skills by allowing the candidate to operate in the actual software program environment. The QuestPLUS system integrates the results of the Company's skills testing with personal attributes and work history and automatically matches available candidates with customer requirements. This system also can allow the Company to track the performance of its temporary employees and provide quality reports to customers that document the level of the Company's performance. The Company's Health Care Services Division utilizes a similar automated operating system.

     The software used in the QuestPLUS system is owned by the Company's former parent. The Company has entered into an agreement with its former parent to use the software for a monthly fee of approximately $13,600 through September 1997, with an option to extend for an additional year. See "Certain Transactions." In December 1995, the Company entered into an agreement with a software company to purchase an accounting and financial information system, the installation of which is substantially complete. In addition, the Company also has entered into an agreement with a separate software company for branch operating and paybill systems. The branch operating system integrates the results of the Company's skills testing with personal attributes and work history and automatically matches available candidates with customer requirements. The paybill processing system provides payroll processing and customer invoicing. This system will enhance the QuestPLUS system that is now utilized. Installation of these systems began in the second quarter of 1996 and is expected to be completed by the end of 1997.

COMPETITION

     The U.S. staffing services market is highly competitive and highly fragmented, with more than 15,000 offices competing in the industry, and has limited barriers to entry. No one firm has more than 11% of the market, as measured by revenue. However, both the staffing and health care services industries have been undergoing significant consolidation. The largest publicly owned companies specializing in personnel staffing services in the U.S. are Manpower, Inc., Kelly Services, Inc., The Olsten Corporation, CDI Corporation, Norrell Corporation, Interim Services Inc., AccuStaff Incorporated and Robert Half International, Inc.

     In the temporary staffing services industry, competition generally is limited to firms with offices located within a customer's particular local market. In most major markets, competitors generally include many of the publicly traded companies and, in addition, numerous regional and local full-service and specialized temporary service agencies and health care providers, some of which may operate only in a single market.

     Since many clients of both the Health Care Services and Staffing Services Divisions contract for their staffing services locally, competition varies from market to market. In most areas, no single company has a dominant share of the market. Many client companies use more than one staffing services company, and it is common for a major client company to use several staffing services companies at the same time. However, in recent years, there has been a significant increase in the number of large customers consolidating their temporary staffing purchases with a single supplier or with a small number of firms. The trend to consolidate temporary staffing purchases has in some cases made it more difficult for the Company to gain business from potential customers who have already contracted to fill their staffing needs with competitors of the Company. In other cases, the Company has been able to increase the volume of business with certain customers who choose to purchase staffing primarily from the Company.

     The competitive factors in obtaining and retaining clients include an understanding of clients' specific job requirements, the ability to provide temporary personnel in a timely manner, the monitoring of quality of job performance and the price of services. The primary competitive factors in obtaining qualified candidates for temporary employment assignments are wages and responsiveness to work schedules. Management believes that it is highly competitive in these areas.

REGULATION

     Temporary employment service firms are generally subject to one or more of the following types of government regulation: (i) regulation of the employer/employee relationship between a firm and its employees; (ii) registration, licensing, record keeping and reporting requirements; and (iii) substantive limitations on its operations. Staffing services firms are the legal employers of their temporary workers. Therefore, the firm is governed by laws regulating the employer/employee relationship, such as tax withholding or reporting, social security or retirement, antidiscrimination and workers' compensation.

     The Company's Health Care Services Division is subject to extensive government regulation under federal, state and local law, including but not limited to, licensing requirements, certificate of need requirements, Medicare and Medicaid certification requirements, reimbursement requirements, periodic examinations by government agencies, federal and state anti-fraud, anti-abuse and anti-kickback statutes and regulations, and federal and state laws prohibiting physician ownership or compensation arrangements with entities, including home health care agencies, to which they refer patients for home health care services. Health care providers are also subject to extensive documentation requirements of government agencies and industry participants, such as insurance companies and managed care companies. These regulations can affect the ability of the Company to collect its fees for services provided. There can be no assurance that the Company will be able to continue to obtain or maintain the required governmental approvals or licenses, obtain reimbursement for its services or avoid compliance or other problems under applicable laws and regulations.

     Home health care providers are subject to certificate of need laws in 22 jurisdictions. Some jurisdictions require home health care service providers to have a certificate of need in order to be licensed to provide home health care services, including Medicare and Medicaid services, and other jurisdictions require a certificate of need only to provide Medicare home health care services. Certificate of need laws restrict the types of care that may be provided and can limit or eliminate a company's ability to provide certain services, including home health care services, to establish or expand operations and to act as a Medicare or Medicaid provider. The process of obtaining a certificate of need can be costly and time consuming. The Company currently has no certificates of need, but offers certain services not restricted by certificate of need laws in some states which require certificates of need. Some states in which the Company does business and does not have a certificate are not currently granting additional certificates of need. Accordingly, such laws may render it more difficult for the Company to, or preclude the Company from, expanding the geographic scope of its home health care services.

     The federal and state governments have enacted in the past, and are expected to enact in the future, laws and regulations that affect the provision of, and reimbursement for, Medicare and Medicaid services by the

Company's Health Care Services Division. See "Risk Factors -- Possible Adverse Effect of Health Care Regulatory and Reimbursement Changes."

     New York State requires the approval by the Public Health Council of the New York State Department of Health ("NYPHC") of any change in "the controlling person" of an operator of a licensed health care services agency (an "LHCSA") or any transfer, assignment or other disposition of the stock or voting rights thereunder which results in the change of ownership or control of more than 10% of the stock or voting rights thereunder of the LHCSA. "Controlling person" includes a person who either directly or indirectly possesses the ability to direct or cause the direction of the actions, management or policies of a person, whether through the ownership of voting securities or voting rights by contract or otherwise, and includes a parent corporation which possesses or will possess the ability to direct or cause the direction of the actions, management or policies of the LHCSA corporation which is the licensed home health care agency. Control of an entity is presumed to exist if any person directly or indirectly owns, controls or holds the power to vote 10% or more of the voting securities of such entity. A person seeking to become a controlling person of an operator of an LHCSA must file an application for prior approval from NYPHC. The Company has two offices in New York State which are LHCSAs and which are Medicaid certified. Such offices accounted for less than 2% of the Company's revenues for the year ended December 31, 1995. If any person should become the owner or holder, or acquire control, of the right to vote 10% or more of the Common Stock, such person could not exercise control of the Company's LHCSAs until such ownership, control or holding has been approved by the NYPHC. The transactions culminating in the Company's initial public offering and this offering have not yet been obtained from the NYPHC, and the Company is currently engaged in settlement discussions with the NYPHC regarding non-compliance with the approval requirement in connection with the transactions culminating in the initial public offering. The Company similarly intends to seek approval of, and resolve any non-compliance issues related to, this offering. The Company believes that such approvals will be obtained and that any penalties resulting from such non-compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company is subject to various federal and state laws relating to franchising, principally the Federal Trade Commission's franchise rules and state franchise registration, disclosure, and relationship laws and state business opportunity laws.

TRADEMARKS

     The Company maintains a number of trademarks, tradenames, service marks and other intangible rights, and licenses certain other proprietary rights in connection with its business. Certain proprietary rights relating to the Company's two divisions, including the trademarks Nursefinders and TempWorld, are licensed from the Company's former parent. See "Certain Transactions." The Company plans to file affidavits of use and incontestability at the proper time and will effect timely renewals, as appropriate, for the intangible rights it maintains. The Company is not currently aware of any infringing uses which would be likely to materially and adversely affect its use of these rights.

PROPERTIES AND INSURANCE

     All of the Company's offices are leased under leases of relatively moderate duration (typically three to five years, with options to extend) containing customary terms and conditions. The Staffing Services Division offices are typically in higher quality office or industrial buildings, and occasionally in retail buildings. Health care services offices are typically in medical office buildings or parks. The Company's headquarters facilities and regional offices are in similar facilities. The Company's leases for Company-operated offices expire through 1999. Aggregate rent expense under these leases was $3.2 million for the year ending December 31, 1995, and the leases call for aggregate rents for the year ending December 31, 1996 of $2.9 million. See Note 13 of Notes to Consolidated Financial Statements.

     The Company maintains property, liability and other insurance against customary risks in amounts which it believes to be prudent, and self-insures for workers' compensation and certain medical benefits (subject, in each case, to excess insurance coverage for benefits above a specified limit). The Company offers health care insurance to permanent employees and to temporary employees who meet certain criteria. Prior to the Company's initial public offering, it operated under its former parent's program of insurance, including self-insurance. The Company anticipates that the cost of maintaining comparable insurance coverage as an independent company will be substantially similar to the proportionate cost of insurance to its former parent. There can be no assurance that such costs will not exceed the costs of insuring the Company borne by its former parent that the Company's insurance coverage and self-insurance reserves will be sufficient to protect it from loss, damage or liability it may incur or that insurance coverage will continue to be available.

LEGAL PROCEEDINGS

     The Company is a party to certain disputes and litigation relating to claims arising out of its operations in the ordinary course of business. Further, the Company periodically is subject to government audits and inspections. Management believes that matters presently pending will not in the aggregate have a material adverse effect on the Company.

EMPLOYEES

     Temporary personnel are recruited through advertising in local and, to a lesser extent, national media, the Yellow Pages, and classified advertising. In addition, a substantial portion of new employees are obtained through referrals from other employees of the Company, clients, organizations and associations. The Company interviews, tests, checks references and evaluates the skills of applicants for temporary employment, utilizing systems and procedures developed and enhanced over the years by the Company and its predecessors. Additionally, Nursefinders verifies that all of its health care providers maintain current licenses. Temporary employees are employed by the Company on an as needed basis dependent upon client demand. Temporary employees are paid only for time they actually work.

     At March 31, 1996, the Company had approximately 800 permanent employees, of whom 89 were Nursefinders billable staff who render temporary services to patients. During 1995, the Company and its licensees placed approximately 50,000 temporary employees with clients, of which approximately 10,000 were placed, on average, with clients at any given time. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relationships with its employees are good.

     For its permanent employees, the Company offers a package of benefits which it believes to be competitive, including vacation and holiday pay, health and dental insurance, life insurance, disability insurance, and a 401(k) plan to which it makes certain contributions. All employees of the Company are covered by workers' compensation and general liability insurance and by a fidelity bond. In addition, employees performing health care services are covered by professional medical liability insurance. The Company is responsible for and pays the employer's share of Social Security taxes, federal and state unemployment taxes, workers' compensation insurance and other similar costs relating to its temporary employees. The Company has a 401(k) plan in which temporary employees may participate, and temporary employees may receive vacation and holiday benefits scaled to services. As part of health care reform, federal and certain state legislative proposals have included provisions which would extend health insurance benefits to temporary employees who are not currently provided with such benefits.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as to the Company's executive officers and directors:

                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    Edward P. Drudge, Jr...................  57    Chairman of the Board and Chief
                                                   Executive Officer
    Michael P. Bernard.....................  41    Chief Financial Officer, Treasurer and
                                                     Director
    Rosemary Payne-Harris..................  44    Senior Vice President and Secretary
    Richard L. Peranton....................  47    Senior Vice President
    Gene C. Wilson.........................  51    Senior Vice President
    Kevin P. Egan(1).......................  52    Director
    J. Roger King(1).......................  55    Director
    James V. Napier(1)(2)..................  59    Director
    William J. Simione, Jr.(2).............  54    Director

- ---------------

(1) Member of the Compensation and Bonus Committee.
(2) Member of the Audit Committee.

     Edward P. Drudge, Jr.: Mr. Drudge is the Chairman of the Board and Chief Executive Officer of the Company and has served as such since the formation of the Company in July 1995. Prior to that time, Mr. Drudge was President of the Personnel Group of America Division of Adia, the Company's former parent, and Senior Vice President of Adia Services, Inc., having joined Adia in April 1989. Prior to joining Adia, Mr. Drudge held senior management positions with Manpower, Inc., a provider of personnel services, for 16 years, and prior to that, sales and marketing positions with Procter & Gamble.

     Michael P. Bernard: Mr. Bernard has been employed as the Chief Financial Officer and Treasurer of the Company since August 1995 and has served as a director of the Company since September 1995. From March 1993 until immediately prior to joining the Company, Mr. Bernard was with Coastal Physician Group, Inc. a physician practice management company, where he had served as Vice President, Controller and Chief Accounting Officer. From September 1992 through March 1993, Mr. Bernard served as Chief Financial Officer of American Threshold Industries, Inc., a manufacturer of non-woven disposable products, and for 14 years preceding that was employed by Ernst & Young LLP, a certified public accounting firm, most recently as a Senior Manager.

     Rosemary Payne-Harris: Ms. Payne-Harris is a Senior Vice President and the Secretary of the Company and has served as such since the formation of the Company in July 1995. Prior to that time, Ms. Payne-Harris was Vice President of Field Operations for the Personnel Group of America Division of Adia, having joined Adia in July 1990. Prior to joining Adia, Ms. Payne-Harris was with Manpower, Inc. for a total of eight years, with her most recent position being Area Manager overseeing 12 branch operations.

     Richard L. Peranton: Mr. Peranton is a Senior Vice President of the Company and has served as such since the formation of the Company in July 1995. He has been President of Nursefinders, Inc. (formerly a wholly-owned subsidiary of Adia and since 1995, a subsidiary of the Company) since April 1994 and has 15 years experience in the home health care industry. From 1982 until April 1994, he held several executive positions with Kimberly Quality Care, a provider of home health care services, including President of the Southeastern Division.

     Gene C. Wilson: Mr. Wilson is a Senior Vice President of the Company and has served as such since the formation of the Company in July 1995. Mr. Wilson also has been President of Thomas Staffing Services, Inc. (formerly a wholly-owned subsidiary of Adia and since 1995, a subsidiary of the Company) since

April 1991. Prior to joining Thomas Staffing Services, Inc., Mr. Wilson served from 1988 until 1991 as Executive Vice President and Chief Operating Officer at ChemLawn Services Corporation, a lawn care service company and from 1980 until 1988 as Vice President of the Pizza Hut Division of PepsiCo, Inc.

     Kevin P. Egan: Mr. Egan has served as a director of the Company since September 1995. Since October 1995, Mr. Egan has been the President of Tamarack Holdings, an investment company. From 1983 to September 1995, Mr. Egan served as President and Chief Operating Officer of PrimeNet DataSystems, St. Paul, Minnesota, a provider of database and integrated marketing services. Prior to forming PrimeNet in 1983, Mr. Egan was senior vice president of Manpower, Inc. from 1975 to 1983. Mr. Egan also previously held marketing and management positions with the Graphic Services Division, 3M Company and Transamerica Computer Co., London, England.

     J. Roger King: Mr. King has served as a director of the Company since September 1995. Since June 1995, Mr. King has served as Senior Vice President of Human Resources of the Frito-Lay Division of PepsiCo, Inc., and from February 1984 to June 1995 served as Senior Vice President of Personnel of PepsiCo, Inc. Mr. King joined PepsiCo's Frito-Lay Division in 1969 and has served in various personnel and employee relations positions for PepsiCo.

     James V. Napier: Mr. Napier has served as a director of the Company since September 1995. Since November 1992, Mr. Napier has been the Chairman of Scientific-Atlanta, Inc., a telecommunications company. Prior to that, Mr. Napier served as Chairman and Chief Executive Officer of The Commercial Telephone Group, a telecommunications engineering and design company, between 1988 and 1992, and as Chief Executive Officer and President of HBO & Company, Inc., a health care information services company, between 1985 and 1986. In addition to serving on the Board of Directors of Scientific-Atlanta, Mr. Napier is a director of Engelhard Corporation, Vulcan Materials Company, HBO & Company, Inc., Rhodes, Inc., Intelligent Systems Corporation and Westinghouse Air Brake Company.

     William J. Simione, Jr.: Mr. Simione has served as a director of the Company since September 1995. Mr. Simione is President of the Certified Public Accounting firm of Simione & Simione, which provides consulting and information services to the home health care industry. He is a member of the Fraud & Abuse Task Force, a Regulatory Affairs Subcommittee for the National Association for Home Care, and is one of their National Reimbursement Consultants. Mr. Simione is also a member of many state and federal committees involving home care issues.

     The Board of Directors is ultimately responsible for the management and policies of the Company. The Board of Directors establishes the principles of strategy, accounting, organization and financing to be used by the Company. The Board of Directors appoints the executive officers of the Company.

     The Company's Certificate of Incorporation and Bylaws provide for seven directors who are divided into three classes. The terms of the directors in the initial classes are being phased in over a three-year period, and after the expiration of the terms of these directors, newly elected directors will serve for a three-year term or until their successors are elected and qualified. Directors may be re-elected to successive terms. Messrs. Drudge, Napier and Simione have been appointed to Class III to serve until annual the meeting of stockholders in 1998. Messrs. Egan and King have been appointed to Class II to serve until the annual meeting of stockholders in 1997. Mr. Bernard, who initially was appointed to Class I to serve until the annual meeting of stockholders in 1996, was re-elected at the meeting to a term expiring at the 1999 annual meeting of stockholders or until his successor has been duly elected and qualified. The Board of Directors is actively seeking a director candidate to fill a vacancy on the Board created by the April 1, 1996 resignation of Ms. Joyce Mazero, a former Class I Director. Any director appointed to fill the vacancy on the Board will be designated a Class I director and will serve a term expiring at the 1999 annual meeting of stockholders, expected to be held in May 1999, or until a successor has been duly elected and qualified.

     The Board of Directors maintains an Audit Committee (the "Audit Committee") and a Compensation and Bonus Committee (the "Compensation Committee"), each of which consists entirely of non-employee directors.

     The principal functions of the Audit Committee are to meet with appropriate financial and legal personnel and the independent public accountants of the Company and review the internal controls of the Company and the objectivity of its financial reporting. The Audit Committee recommends to the Board of Directors the appointment of the independent public accountants to serve as auditors in examining the corporate accounts of the Company. The independent public accountants periodically meet privately with the Audit Committee and have access to the Audit Committee at any time.

     The principal functions of the Compensation Committee are to review proposals regarding the establishment or change of benefit plans, salaries and compensation of the executive officers and other employees of the Company and advise management and make recommendations to the Board of Directors with respect thereto and administer the Company's incentive compensation plans.

DIRECTOR COMPENSATION

     Each non-employee director receives an annual retainer of $7,500, and any such director who chairs a committee also receives an annual retainer of $1,000. In addition, non-employee directors receive meeting fees of $1,000 per board meeting attended and $500 per committee meeting attended, plus reimbursement of expenses. Each non-employee director receives, upon joining the Board of Directors, an initial option grant to purchase 6,250 shares of Common Stock at the then fair market value, an additional option grant to purchase 3,125 shares of Common Stock at the then fair market value in each of the next two years, and an annual option grant to purchase 1,500 shares of Common Stock at the then fair market value in each year thereafter that such director remains on the Board of Directors. All of such options will be granted under the Company's 1995 Equity Participation Plan. Officers of the Company who are also directors are not paid any director fees. See "Management -- Compensation Plans and Arrangements -- The 1995 Equity Participation Plan."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation for the fiscal years ended December 31, 1994 and 1995 for those persons who were, at December 31, 1995, the Chief Executive Officer and the Company's four other most highly compensated executive officers (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                  ------------
                                                                     AWARDS
                                                  ANNUAL          ------------
                                              COMPENSATION(1)      SECURITIES
                                            -------------------    UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION               SALARY     BONUS     OPTIONS(#)(2)  COMPENSATION(3)
- ---------------------------------           --------   --------   ------------   ---------------
Edward P. Drudge, Jr. ...........  1995     $269,994   $296,535      178,572         $   500(4)
  Chairman and Chief Executive     1994      243,750    230,750           --          30,575(5)
  Officer
Richard L. Peranton..............  1995      205,691    133,333       26,786              --
  Senior Vice President            1994      133,333    133,333           --              --
Gene C. Wilson...................  1995      162,500    149,894       26,786              --
  Senior Vice President            1994      155,173     70,873           --          14,605(5)
Rosemary Payne-Harris............  1995      106,750     75,174       26,786             483(4)
  Senior Vice President and        1994       92,175     61,331           --           8,219(5)
  Secretary
Michael P. Bernard...............  1995(6)    47,828     11,902       35,715          27,000(7)
  Chief Financial Officer and      1994           --         --           --              --
  Treasurer

- ---------------

(1) In accordance with the rules of the Securities and Exchange Commission, other annual compensation in the form of perquisites and other personal benefits have been omitted where the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.

(2) Amounts represent shares of Common Stock issuable upon the exercise of options granted under the Company's 1995 Equity Participation Plan (the "1995 Plan"). Options with respect to 20% of such shares vested and became immediately exercisable on September 25, 1995, and an additional 20% will vest on each succeeding June 30 through 1999. See "-- Option Grants During Last Fiscal Year."
(3) Non-qualified profit-sharing allocations for 1995 are not currently available.
(4) Amounts represent employer matching contributions to individual retirement accounts.
(5) Amounts represent non-qualified profit-sharing allocations for 1994.
(6) Mr. Bernard did not join the Company until August 1995.
(7) Amount represents reimbursement of moving expenses incurred by Mr. Bernard in connection with his employment as Chief Financial Officer and Treasurer of the Company.

OPTION GRANTS DURING LAST FISCAL YEAR

     The following table sets forth certain information concerning grants of stock options to the Named Executive Officers during the year ended December 31, 1995. No stock appreciation rights were granted to those individuals during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                                  ------------------------------------------------    POTENTIAL REALIZABLE
                                               PERCENT OF                                     VALUE
                                  NUMBER OF      TOTAL                               AT ASSUMED ANNUAL RATES
                                  SECURITIES    OPTIONS                                  OF STOCK PRICE
                                  UNDERLYING   GRANTED TO   EXERCISE                      APPRECIATION
                                   OPTIONS     EMPLOYEES     OR BASE                   FOR OPTION TERM(1)
                                   GRANTED     IN FISCAL      PRICE     EXPIRATION   -----------------------
              NAME                  (#)(2)        YEAR      ($/SH)(3)      DATE          5%          10%
- --------------------------------  ----------   ----------   ---------   ----------   ----------   ----------
Edward P. Drudge, Jr............    178,572       44.5%      $ 14.00      9/25/05    $1,571,434   $3,983,941
Richard L. Peranton.............     26,786        6.7         14.00      9/25/05       253,717      597,596
Gene C. Wilson..................     26,786        6.7         14.00      9/25/05       253,717      597,596
Rosemary Payne-Harris...........     26,786        6.7         14.00      9/25/05       253,717      597,596
Michael P. Bernard..............     35,715        8.9         14.00      9/25/05       314,292      796,802

- ---------------

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission. There can be no assurance provided to the option holder or any other holder of the Company's securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or any other defined level.
(2) Amounts represent shares of Common Stock issuable upon the exercise of options granted to the Named Executive Officers on September 25, 1995 under the Company's 1995 Plan. Each option has a maximum term of ten years measured from the grant date. Such options vested as to 20% of the option shares on September 25, 1995, and will vest as to the balance of such option shares in a series of four equal installments on each of June 30, 1996, 1997, 1998 and 1999. Notwithstanding the vesting schedule, these options become immediately and fully exercisable upon the termination of the employee by the Company for reasons other than "cause" or upon the employee's leaving the Company for "good reason" (as defined in the employee's employment agreement). Moreover, the committee administering the 1995 Plan has the right, in its discretion, to accelerate the vesting schedule of these options, and may provide that such options become automatically vested in connection with certain significant events, including the merger, consolidation, liquidation or dissolution of the Company or the acquisition by another party of 80% of the Company's then outstanding voting stock.
(3) The exercise price may be paid in cash or, in the discretion of the Compensation Committee and subject to certain conditions, in shares of the Company's Common Stock (including shares issuable upon exercise of the option) or other property valued at fair market value on the exercise date. The Company may also finance the option exercise price for the purchased shares.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain information concerning option holdings for the year ended December 31, 1995 with respect to each of the Named Executive Officers. No stock options were exercised by the Named Executive Officers during such fiscal year.

                                                     NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                                                      AT FISCAL YEAR END          AT FISCAL YEAR END($)(1)
                                                ------------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE
- ----------------------------------------------  -----------   ----------------   -----------   -------------
Edward P. Drudge, Jr..........................     35,714          142,858         $22,321        $89,286
Richard L. Peranton...........................      5,357           21,429           3,348         13,393
Gene C. Wilson................................      5,357           21,429           3,348         13,393
Rosemary Payne-Harris.........................      5,357           21,429           3,348         13,393
Michael P. Bernard............................      7,143           28,572           4,464         17,858

- ---------------

(1) Represents the difference between the option exercise price and the closing price of the Company's Common Stock as reported on the NYSE on December 29, 1995.
(2) Options with respect to approximately 25% of these options shares (or 20% of the aggregate number of option shares shown for the Named Executive Officer in the Exercisable and Unexercisable columns) will vest on June 30, 1996, and will vest as to the balance of such option shares in a series of three additional equal installments on each of June 30, 1997, 1998 and 1999.

COMPENSATION PLANS AND ARRANGEMENTS

  Employment Agreements

     The Company has entered into an employment agreement with Mr. Drudge, dated as of September 29, 1995, which provides for his employment as Chief Executive Officer of the Company until September 30, 1998, subject to automatic renewal for successive one-year periods unless either the Company or Mr. Drudge has given notice of non-renewal six months prior to expiration. The employment agreement provides for (i) an annual base salary of $300,000 (subject to annual adjustment as determined by the Board of Directors), (ii) the right to earn bonuses under the Company's Management Incentive Compensation Plan, and (iii) the right under the Company's 1995 Plan to purchase $2,500,000 in shares of Common Stock at a price per share equal to $14.00, the initial public offering price, 20% of which options vested upon the consummation of the initial public offering, with an additional 20% vesting on each successive June 30 on which Mr. Drudge is employed by the Company. If the employment agreement is terminated by the Company other than for cause or by Mr. Drudge upon a change in terms and conditions of employment or following a change in control of the Company, the Company must pay Mr. Drudge severance equal to 24 months salary and accrued but unpaid bonus, and all unvested options to purchase Common Stock then held by Mr. Drudge become immediately exercisable. The employment agreement contains a provision prohibiting Mr. Drudge from competing with the Company or soliciting employees and customers of the Company for a period of two years from the date Mr. Drudge is no longer an employee of the Company.

     The Company has entered into an employment agreement with Mr. Bernard dated as of September 29, 1995, which provides for his employment as Chief Financial Officer and Treasurer of the Company until September 30, 1996, subject to automatic renewal for successive one-year periods unless either the Company or Mr. Bernard has given notice of non-renewal six months prior to expiration. The employment agreement provides for (i) an annual base salary of $125,000 (subject to annual adjustment as determined by the Board of Directors), (ii) the right to earn bonuses under the Company's Management Incentive Compensation Plan, and
(iii) the right under the Company's 1995 Plan to purchase $500,000 in shares of the Company's Common Stock at a price per share equal to $14.00, the public offering price, 20% of which options vested upon the consummation of the initial public offering, with an additional 20% vesting on each successive June 30 on which Mr. Bernard is employed by the Company. If the employment agreement is terminated by the Company other than for cause or by Mr. Bernard upon a change in terms and conditions of employment or following a change in control of the Company, the Company must pay Mr. Bernard severance equal to six months salary and accrued but unpaid bonus, and all unvested options to purchase Common Stock then held by Mr. Bernard become immediately exercisable. The employment agreement contains a provision prohibiting Mr. Bernard from competing with the Company or soliciting employees and customers of the Company for a period of two years from the date Mr. Bernard is no longer an employee of the Company.

     The Company has assumed the obligations of Nursefinders, Inc. under an employment agreement with Mr. Peranton, dated April 1, 1994, which provides for his employment as President of Nursefinders, Inc. The employment agreement provides for (i) an annual base salary of $205,800 (subject to annual adjustment), and (ii) the right to earn bonuses of up to 100% of this base salary based on the performance of Nursefinders. Under the employment agreement, Mr. Peranton must be given six months' notice of termination. In addition, if Nursefinders is sold during the first three years of Mr. Peranton's employment and Mr. Peranton elects not to be an employee of the acquiring company, the Company must pay Mr. Peranton severance equal to 12 months salary (not including bonus or benefits). The employment agreement contains a provision prohibiting Mr. Peranton from competing with the Company or soliciting employees and customers of the Company for a period of one year from the date Mr. Peranton is no longer an employee of the Company.

     The Company has assumed the obligations of Thomas Staffing Services, Inc. under an employment agreement with Mr. Wilson, dated April 22, 1991, which provides for his employment as President of Thomas Staffing Services, Inc. The employment agreement provides for (i) an annual base salary of $165,000 (subject to annual adjustment), and (ii) the right to earn bonuses of up to 100% of this base salary based on the performance of Thomas Staffing Services. If the employment agreement is terminated by the Company other than for cause, the Company must give Mr. Wilson ten week's prior notice or, alternatively, pay Mr. Wilson severance equal to ten week's salary (not including bonus or benefits). The employment agreement contains a provision prohibiting Mr. Wilson from competing with the Company or soliciting employees and customers of the Company for a period of one year from the date Mr. Wilson is no longer an employee of the Company.

     The Company has entered into an employment agreement with Ms. Payne-Harris, dated October 19, 1995, which provides for her employment as Senior Vice President and Secretary of the Company until October 31, 1996, subject to automatic renewal for successive one-year periods unless the Company or Ms. Payne-Harris has given notice of non-renewal six months prior to expiration. The employment agreement provides for (i) an annual base salary of $112,000 (subject to annual adjustment), (ii) the right to earn bonuses under the Company's Management Incentive Compensation Plan, and (iii) the right under the Company's 1995 Plan to purchase $375,000 in shares of the Company's Common Stock at a price per share equal to $14.00, the public offering price, 20% of which options vested upon the consummation of the initial public offering, with an additional 20% vesting on each successive June 30 on which Ms. Payne-Harris is employed by the Company. If the employment agreement is terminated by the Company other than for cause or by Ms. Payne-Harris upon a change in terms and conditions of employment or following a change in control of the Company, the Company must pay Ms. Payne-Harris severance equal to 12 months salary and accrued but unpaid bonus, and all unvested options to purchase Common Stock then held by Ms. Payne-Harris become immediately exercisable. The employment agreement contains a provision prohibiting Ms. Payne-Harris from competing with the Company or soliciting employees and customers of the Company for a period of two years from the date Ms. Payne-Harris is no longer an employee of the Company.

  Compensation Committee Interlocks and Insider Participation

     During the year ended December 31, 1995, no member of the Compensation Committee was an employee or officer, or former employee or officer, of the Company. Prior to the Company's initial public offering in September 1995, the Company did not have a compensation committee, and decisions concerning the compensation of executive officers were made by members of the executive management of the Company's former parent.

  Management Incentive Compensation Plan

     Under the Company's annual bonus plan (the "Management Incentive Compensation Plan"), selected key employees, including executive officers, are eligible to receive bonus payments. The Management

Incentive Compensation Plan is intended to provide an incentive for superior work and to motivate eligible employees toward even higher achievement and business results, to tie their goals and interests to those of the Company and its stockholders and to enable the Company to attract and retain highly qualified employees. An eligible employee may receive a bonus payment based upon the attainment of performance objectives established by the Compensation Committee and related to one or more of the following corporate business criteria: pre-tax income, operating income, cash flow, earnings per share, return on equity, return on invested capital or assets, cost reductions and savings, return on revenues, collection of accounts receivable or productivity. The Management Incentive Compensation Plan provides that the maximum bonus for an eligible employee is equal to the lesser of 100% of the eligible employee's annual base salary for the performance period or $500,000 with respect to any fiscal year of the Company.

     The Management Incentive Compensation Plan is designed to ensure that the annual bonus paid thereunder to eligible employees of the Company is deductible by the Company without limit under Section 162(m) of the Internal Revenue Code.
Section 162(m), which was added to the Code in 1993, places a limit of $1 million, subject to certain exceptions, on the amount of compensation that may be deducted by the Company in any tax year with respect to the chief executive officer and each of the Company's four most highly paid executives.

  1995 Equity Participation Plan

     The 1995 Plan was adopted to attract and retain officers, key employees, consultants and directors. An aggregate of 1,200,000 shares of the Common Stock (or their equivalent in other equity securities), subject to adjustment for stock splits, stock dividends and certain other types of recapitalizations, has been authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other awards, or as restricted or deferred stock awards under the 1995 Plan. The maximum number of shares which may be subject to options or SARs granted under the 1995 Plan to any individual in any calendar year cannot exceed 200,000. The Compensation Committee generally administers the 1995 Plan and determines the persons to whom options, SARs, restricted stock and other awards are to be granted and the terms and conditions, including the number of shares and the period of exercisability, thereof; provided, however, that the Board, acting by a majority, administers the 1995 Plan with respect to formula-based option grants to non-employee directors. Options, SARs, restricted stock and other awards under the 1995 Plan may be granted to individuals who are then officers or other employees of the Company or any of its present or future subsidiaries and who are determined by the Committee to be key employees. Such awards also may be granted to consultants of the Company selected by the Committee for participation in the 1995 Plan. Approximately 100 officers and other employees are eligible to participate in the 1995 Plan.

     The 1995 Plan authorizes the grant or issuance of various options and other awards to employees and consultants, and the terms of each such option or award will be set forth in separate agreements. In addition, non-employee directors (including the directors who administer the plan) are eligible to receive non-discretionary grants of nonqualified stock options ("NQSOs") under the Incentive Plan pursuant to a formula. Pursuant to such formula, each of the Company's nonemployee directors receive, upon being elected to the Board of Directors, a grant of NQSOs to purchase 6,250 shares of the Common Stock at the then fair market value of the Common Stock; thereafter, each non-employee director receives annual grants of options to purchase 3,125 shares of Common Stock in each of the two succeeding years and thereafter an annual grant of options to purchase 1,500 shares, in each case on the date of the Company's stockholders' meeting at which such non-employee director is reelected and with an exercise price equal to the fair market value of the Common Stock on the date of the grant. NQSOs may be granted to an employee or consultant for any term specified by the Compensation Committee and will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (in the discretion of the Compensation Committee) in one or more installments after the grant date. Of the NQSOs granted to non-employee directors, 100% shall be fully vested and exercisable upon grant and the term of each such option shall be ten years. Subject to expiration 90 days after the director ceases to serve as a director, except upon the director's retirement in accordance with the

Company's retirement policy applicable to directors. Incentive stock options may be granted only to employees, and if granted, will be designed to comply with the provisions of the Code and will be subject to restrictions contained in the Code, including having an exercise price equal to at least 100% of fair market value of Common Stock on the grant date and a ten year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option. SARs may be granted to employees and consultants and may be granted in connection and simultaneously with the grant of an option, with respect to a previously granted option or independent of an option. Participants may receive dividend equivalents representing the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or performance awards held by the participant. Performance awards may be granted by the Compensation Committee to employees and consultants and may include bonus or "phantom" stock awards that provide for payments based upon increases in the price of the Common Stock over a predetermined period. Restricted stock may be sold to employees and consultants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Compensation Committee. Deferred stock may be awarded to employees and consultants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Compensation Committee. Whereas purchasers of restricted stock will have voting rights and will receive dividends prior to the time when the restrictions lapse, recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied. Stock awards may be made to employees and consultants and the number of shares shall be determined by the Compensation Committee and may be based upon the fair market value, book value, net profits or other measure of the value of Common Stock or other specific performance criteria.

     The exercise or purchase price for all options, SARs, restricted stock and other rights to acquire Common Stock, together with any applicable tax required to be withheld, may be in cash or at the discretion of the Compensation Committee (or the Board, in the case of NQSOs granted to non-employee directors), with shares of Common Stock owned by the optionee (or issuable upon exercise of the option) or with other lawful consideration, including services rendered.

     The dates on which options or other awards under the 1995 Plan first become exercisable and on which they expire will be set forth in individual stock options or other agreements setting forth the terms of the awards. Such agreements generally will provide that options and other awards expire upon termination of the optionee's status as an employee or consultant, although the Committee may provide that such options continue to be exercisable following a termination without cause, or following a change in control of the Company, or because of the grantee's retirement, death, disability or otherwise. Similarly, restricted stock granted under the 1995 Plan which has not vested generally will be subject to repurchase by the Company in the event of the grantee's termination of employment or consultancy, although the Committee may make exceptions, based on the reason for termination or on other factors, in the terms of an individual restricted stock agreement.

     No restricted stock, deferred stock, option, SAR or other right to acquire Common Stock granted under the 1995 Plan may be assigned or transferred by the grantee, except by will or the laws of intestate succession, although such shares or the shares underlying such rights may be transferred if all applicable restrictions have lapsed. During the lifetime of the holder of any option or right, the option or right may be exercised only by the holder.

     The shares subject to stock options, SARs or other awards which have terminated or lapsed unexercised or which have been cancelled upon grant of a new option, SAR or other award, and shares which are withheld by the Company upon the exercise of stock options or other awards in payment of the exercise price thereof, will continue to be available for issuance under the 1995 Plan.

     The Compensation Committee has the right to accelerate, in whole or in part, from time to time, conditionally or unconditionally, the right to exercise any option or other award granted under the 1995 Plan; provided, however, such acceleration shall not be permitted with respect to NQSOs granted to non-employee directors.

     Amendments of the 1995 Plan to increase the number of shares as to which options, SARs, restricted stock and other awards may be granted (except for adjustments resulting from stock splits and the like) require the approval of the Company's stockholders. The provisions of the 1995 Plan relating to options granted to non-employee directors shall not be amended more than once in any six-month period other than to comport with changes in the Code, the Employee Retirement Income Security Act, or the respective rules thereunder. In all other respects the 1995 Plan can be amended, modified, suspended or terminated by the Compensation Committee, unless such action would otherwise require stockholder approval as a matter of applicable law, regulation or rule. Amendments of the 1995 Plan will not, without the consent of the participant, affect such person's rights under an award previously granted, unless the award itself otherwise expressly so provides. The 1995 Plan terminates 10 years from the date it is adopted by the Company's Board of Directors.

     During the year ended December 31, 1995, the Company granted options under the 1995 Plan to purchase an aggregate of 432,703 shares of Common Stock, of which options with respect to 123,326 shares are currently exercisable, and options with respect to an additional 58,929 shares will vest on June 30, 1996. The Company intends for the compensation awarded under the 1995 Plan to comply with the requirements of the "performance-based" compensation exception to the $1 million deductibility limit under Section 162(m), including option pricing requirements and requirements governing the administration of the 1995 Plan, so that the deductibility of compensation paid to top executives thereunder is not expected to be disallowed.

  401(k) Plan

     All employees of the Company who are not "highly compensated employees" as defined in Section 414(q) of the Code may elect to participate in the Company's 401(k) Plan (the "401(k) Plan") after satisfying the 401(k) Plan's eligibility requirements. Each employee who is employed by the Company for one year and completes 1,000 hours of service is eligible to participate. Participating employees may make contributions by electing to reduce their cash compensation up to a maximum of $9,240 in 1995, and have the amount of that reduction contributed to an account for them under the 401(k) Plan. The Company will make matching contributions equal to $0.25 per each $1.00 of employee contribution up to a maximum matching contribution of $500 per year per employee. The Company also may make additional profit sharing contributions determined in its discretion taking financial results into consideration. Employees are always fully vested as to employee contributions and Company matching contributions and become fully vested as to Company profit sharing contributions, if any, based on their number of years of service with the Company and the Company's former parent.

     The purpose of the 401(k) Plan is to enable participating employees to save for their retirement through a program of employer and employee contributions. The 401(k) Plan is a qualified plan under Section 401 of the Code. Employee contributions are before-tax contributions.

  Nonqualified Profit Sharing Plan

     Certain employees who are excluded from participating in the 401(k) Plan because of being classified as "highly compensated employees" under the Code and who complete one year and 1,000 hours of service are eligible to participate in the Company's Nonqualified Profit Sharing Plan. At the discretion of the Board of Directors, the Company may, but is not required to, make contributions under the plan, generally based on the profitability of the Company. The amount of any such contribution allocated to each participant's account is based on a formula specified by the Board of Directors, or if no formula is specified by the Board of Directors, a formula which allocates the contribution approximately proportionate to the participant's compensation compared to the total compensation of all participants. Participants generally become fully vested in their accounts based on their number of years of service with the Company and the Company's former parent.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation provides that, to the extent permitted by Delaware law, each director shall not be liable for monetary damages for breach of such director's fiduciary duty as a director to the Company and its stockholders. In addition, the Company's Bylaws provide that the Company will indemnify its directors and officers, and may indemnify its employees and agents, against losses incurred by any such person by reason of the fact that such person was acting in such capacity. The Company maintains insurance for the benefit of its directors and officers insuring against all liabilities that may be incurred by such director or officer in or arising out of his capacity as a director, officer, employee or agent of the Company. The Company has entered into indemnification agreements with its officers and directors. See "Description of Capital Stock -- Limitation of Liability and Indemnification Agreements."

                              CERTAIN TRANSACTIONS

     The Company was organized in 1995 in a series of transactions culminating in an initial public offering (the "IPO") of 100% of the Common Stock by Adia, the Company's former parent. Adia organized the Company in July 1995 and transferred to the Company the subsidiaries and divisions comprising the Staffing Services and Health Care Services Divisions of the Company, which Adia had owned and operated for many years. The net assets transferred to the Company by Adia had a book value at June 30, 1995 of $73,888,000. In exchange for the transfer of these assets, Adia received 8,000,000 shares, or 100%, of the Common Stock. Adia subsequently sold all 8,000,000 shares of the Common Stock in the IPO at $14.00 per share, which offering was consummated in September 1995. Net proceeds of the IPO to Adia were approximately $103,280,000. The Company received no proceeds from the IPO.

     The Company licenses certain proprietary rights, including the Nursefinders and TempWorld trademarks and certain related customer lists, employee lists, covenants not to compete and other rights and obligations, from Adia. Aggregate annual fees under the licenses are $10,000. The licenses are perpetual, subject to the right of Adia to cause the Company to purchase, at any time after September 25, 1995, the intangible assets for an aggregate price of $100,000, which price decreases annually over five years to a minimum aggregate price of $65,000.

     In addition, the Company has entered into (i) certain service agreements with Adia, effective as of the consummation of the IPO, pursuant to which Adia will provide certain accounting, finance, human resources and risk management services to the Company for up to one year following the consummation of the IPO for a monthly fee of $21,167, and certain paybill services for two years following the consummation of the IPO, with an option for an additional year, for a monthly fee equal to the greater of $1.86 per timecard processed or $10,000 and (ii) a license agreement pursuant to which Adia has licensed to the Company the software used in the QuestPLUS system for two years following the consummation of the IPO, with an option for an additional year, for an initial monthly fee of $13,583, increasing 5% annually. The Company may terminate any of these agreements at any time upon 30 days' prior notice. The Company has recently engaged third party vendors to develop an accounting and financial information system and a branch operating and paybill system, including software to replace the software currently licensed from Adia for use in the QuestPLUS system. The Company believes that the term of these agreements with Adia are no less favorable to the Company than terms available from a third party, but intends to continue to sever its dependence on Adia.

     For purposes of enabling Nursefinders to sell franchises and licenses without obtaining separately audited financial statements for Nursefinders, Adia guaranteed the performance of Nursefinders' obligations as franchisor/licensor under its franchise/license agreements. The Company has obtained novations pursuant to which it has assumed, and Adia has been released from, the obligations under such guaranty with respect to certain of such agreements effective as of the consummation of the IPO. Since the consummation of the IPO, Adia no longer guarantees Nursefinders' obligations to new franchisees or licensees. Adia's obligations under its guaranty with respect to certain of the Nursefinders' franchise agreements, however, remain in effect. Pursuant to an indemnification agreement between the Company and Adia, the Company has agreed to indemnify Adia against certain expenses or losses which may be incurred by Adia or its respective affiliates arising from the conduct of the Company's business, including any losses it may incur in connection with such guaranty. Adia received no specific consideration from the Company or Nursefinders or its franchisees for its guaranty.

     In addition, the Company and Adia are parties to an income tax sharing agreement pursuant to which, with respect to any taxable period of the Company that ended on the date of the consummation of the IPO, and with respect to any taxable period of the Company that began before and ended after the consummation of the IPO (such period, a "Straddle Period"), the Company will generally be obligated to reimburse Adia for the Company's share of federal, state, local and foreign income taxes incurred by Adia with respect to such period (or, in the case of a Straddle Period, the portion of such Straddle Period beginning on the first day of such taxable period and ending on the date of consummation of the
IPO). Except as provided above, Adia will generally be liable for income taxes of the Company for any taxable period that ended on or before the date of the consummation of the IPO, and the Company will be liable for income taxes for any period that ended after the consummation of the IPO.

     During fiscal 1995, certain executive officers of the Company, Edward P. Drudge, Jr., Gene C. Wilson and Rosemary Payne-Harris, received certain income attributable to the exercise of options to purchase Adia common stock and the subsequent sale of such stock. Such options, which consisted of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and options not intended to qualify as incentive stock options, were granted to these persons in their capacity as employees of Adia as incentive compensation for periods of service prior to the formation of the Company. The income recognized from the exercise of such options was as follows:
Mr. Drudge -- $637,935; Mr. Wilson -- $211,937; Ms. Payne-Harris -- $88,061.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of May 20, 1996, and as adjusted to give effect to the sale of 3,500,000 shares of Common Stock offered by the Company in this offering, by (i) each person who owns beneficially more than five percent of the Common Stock, (ii) each of the Company's directors and director nominees, (iii) each of the Company's Named Executive Officers and (iv) all executive officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                  SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                                     OWNED PRIOR TO          OWNED AFTER
                                                                      THE OFFERING           THE OFFERING
                                                                  --------------------   --------------------
              NAME AND ADDRESS OF BENEFICIAL OWNER                NUMBER    PERCENT(1)   NUMBER    PERCENT(1)
- ----------------------------------------------------------------  -------   ----------   -------   ----------
RCM Capital Management
RCM Limited L.P.
RCM General Corporation(2)(3)...................................  792,000       9.9%     792,000       6.9%
  Four Embarcadero Center, Suite 3000
  San Francisco, California 94111-4189
Metropolitan Life Insurance Company(2)(4).......................  663,500       8.3      663,500       5.8
  One Madison Avenue
  New York, New York 10010-3690
State Street Research & Management Company(2)(5)................  663,500       8.3      663,500       5.8
  One Financial Center, 30th Floor
  Boston, Massachusetts 02111-2690
Edward P. Drudge, Jr.(6)........................................   88,828       1.1       88,828        *
Kevin P. Egan(7)................................................   13,375        *        13,375        *
James V. Napier(7)..............................................   11,875        *        11,875        *
Michael P. Bernard(8)...........................................   14,486        *        14,486        *
J. Roger King(7)................................................    9,975        *         9,975        *
William J. Simione, Jr.(9)......................................    9,375        *         9,375        *
Rosemary Payne-Harris(10).......................................   11,816        *        11,816        *
Richard L. Peranton(9)..........................................   10,716        *        10,716        *
Gene C. Wilson(9)...............................................   10,716        *        10,716        *
All directors and executive officers as a group (10 executive
  persons)(11)..................................................  181,162       2.2      181,162       1.6

- ---------------

   * Less than 1%.
 (1) Assumes no exercise of the Underwriters' over-allotment option. Shares of Common Stock that are not outstanding but that may be acquired by a person upon exercise of options within 60 days of May 20, 1996 are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person, but are not deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.
 (2) The amount and nature of the shares beneficially owned are as of December 31, 1995 and are based on the most recent Schedule 13G on file with the Company.
 (3) Includes 682,000 shares with respect to which sole voting power is reported.
 (4) These shares are also reported as beneficially owned by State Street Research & Management Company, a subsidiary of Metropolitan Life Insurance Company. Includes 649,600 shares with respect to which sole voting power is reported.
 (5) These shares are also reported as beneficially owned by Metropolitan Life Insurance Company. Includes 649,600 shares with respect to which sole voting power is reported. State Street Research & Management Company disclaims beneficial ownership of all shares reported.
 (6) Includes 71,428 shares issuable upon the exercise of options exercisable within 60 days of May 20, 1996 and 1,000 shares owned by Mr. Drudge's sons over which he disclaims beneficial ownership.
 (7) Includes 9,375 shares issuable upon the exercise of options exercisable within 60 days of May 20, 1996.
 (8) Includes 14,286 shares issuable upon the exercise of options exercisable within 60 days of May 20, 1996.
 (9) Represents shares issuable upon the exercise of options exercisable within 60 days of May 20, 1996.
(10) Includes 10,716 shares issuable upon the exercise of options exercisable within 60 days of May 20, 1996 and 1,100 shares over which Ms. Payne-Harris shares voting and investment power with her husband.
(11) Includes 155,362 shares issuable upon the exercise of options exercisable within 60 days of May 20, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation, Bylaws and Rights Agreement (as defined below), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. Immediately following the completion of this offering an aggregate of 11,500,300 shares of Common Stock will be issued and outstanding, and no shares of Preferred Stock will be issued or outstanding. The Company has reserved an aggregate of 1,200,000 shares of Common Stock for issuance under the 1995 Plan, and options with respect to 437,403 such shares were issued and outstanding at May 20, 1996.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

     Holders of Common Stock have no preemptive, conversion or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, if issued, validly issued, fully paid and nonassessable.

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

PREFERRED STOCK

     The Company's Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching the Company's Board of Directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue any series of Preferred Stock, the Company's Board of Directors, in connection with the adoption of the stockholder rights plan described below, has pre-approved the terms of a series of Preferred Stock which may be issued upon the occurrence of certain triggering events.

STOCKHOLDER RIGHTS PLAN

     On February 6, 1996, the Company's Board of Directors declared a dividend (the "Rights Dividend"), payable February 27, 1996, of one right (a "Right") for each outstanding share of the Company's Common Stock held of record at the close of business on February 27, 1996. The Rights were issued pursuant to a Rights Agreement, dated as of February 6, 1996 (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Junior Participating

Preferred") for an exercise price of $95.00, subject to adjustment. Each one one-hundredth of a share of Junior Participating Preferred, which will be created upon the occurrence of certain triggering events, is designed to have economic and voting terms similar to those of one share of Common Stock. The Rights will expire on the earliest of (i) the declaration by the Board of Directors of an exchange of Rights for Common Stock, as described below, (ii) the close of business on February 6, 2006 or (iii) the date on which the Rights are redeemed or terminated, as described below.

     The Rights will be evidenced by the Company's Common Stock certificates, and no separate certificates representing the Rights will be distributed until such time as the Rights separate from the Common Stock. In general, the Rights will separate from the Common Stock and become exercisable upon the date (the "Distribution Date") that is the earlier of (i) the tenth day (the "Flip-in Date") following a public announcement that any person or group of affiliated or associated persons other than the Company and certain Company-related entities (an "Acquiring Person"), with certain exceptions, has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to the Distribution Date that otherwise would have occurred) following the date on which an Acquiring Person commences a tender or exchange offer that, if consummated, would result in such Acquiring Person becoming the beneficial owner of 15% or more of the Company's outstanding Common Stock.

     After the Distribution Date, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which thereupon become void), will have the right to receive upon exercise of a Right, at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In addition, the Board of Directors has certain rights to redeem, terminate or exchange the Rights for Common Stock. At any time prior to the close of business on a Flip-in Date, the Board of Directors may, at its option, redeem all of the then outstanding Rights at a price of $.01 per Right. The Board may generally amend the Rights in any respect prior to a Flip-in Date, and may thereafter amend Rights in any respect not materially adverse to the Rights holders generally. At any time after a Flip-in Date and prior to the time an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding Common Stock, the Board may elect to exchange all Rights for Common Stock at the rate of one share of Common Stock (or one one-hundredth of a share of the Junior Participating Preferred, or shares of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges) per Right.

     Until a Right is exercised, the holder of the Right, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or receive dividends. The issuance of the Rights could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority or substantial minority interest in the Common Stock of the Company.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS AFFECTING STOCKHOLDERS

     The Company's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class; provided, however, that the current terms of the directors in the second and third classes of the Board will expire in 1997 and 1998, respectively. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may maintain the incumbency of the Board of Directors.

     The Company's Certificate of Incorporation also requires that any action required or permitted by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. The Company's Bylaws set forth an advance notice procedure with regard to stockholder nominations and business to be brought before a meeting of stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company shall indemnify its directors and officers, and may indemnify employees and agents, against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer for any damages, judgments, fines, expenses, costs, penalties or amounts paid in settlement in connection with any claim, action, suit or proceeding in which such director or officer is involved as a party or otherwise by reason of the fact that he is or was a director or officer of the Company or any other corporation or other entity of which served as a director or officer at the request of the Company to the maximum extent permitted by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Bylaws, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and officers of the Company.

                                  UNDERWRITING

     The U.S. Underwriters named below, acting through PaineWebber Incorporated, Smith Barney Inc., J.C. Bradford & Co., and The Robinson-Humphrey Company, Inc., as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the U.S. Underwriting Agreement by and between the Company and the Representatives (the "U.S. Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                 NUMBER
                                U.S. UNDERWRITERS                               OF SHARES
    --------------------------------------------------------------------------  ---------
    PaineWebber Incorporated..................................................
    Smith Barney Inc..........................................................
    J.C. Bradford & Co........................................................
    The Robinson-Humphrey Company, Inc........................................
                                                                                ---------
              Total...........................................................  2,800,000
                                                                                 ========

     In addition, the International Underwriters (together with the U.S. Underwriters, the "Underwriters"), in a concurrent offering of the Common Stock to persons other than U.S. or Canadian Persons (as defined below), acting through PaineWebber International (U.K.) Ltd., Smith Barney Inc., J.C. Bradford & Co. and The Robinson-Humphrey Company, Inc., as International Representatives (the "International Representatives"), have severally agreed, subject to the terms and conditions set forth in the International Underwriting Agreement by and between the Company and the International Representatives (the "International Underwriting Agreement"), to purchase from the Company and the Company has agreed to sell to the International Underwriters, 700,000 shares of Common Stock.

     The U.S. Underwriting Agreement provides that the obligation of the U.S. Underwriters to purchase all of the shares of Common Stock is subject to certain conditions. The U.S. Underwriters are committed to purchase, and the Company is obligated to sell, all the shares of Common Stock offered by this Prospectus, if any of the shares of Common Stock being sold pursuant to the U.S. Underwriting Agreement are purchased. The offering price and underwriting discounts and commissions under both underwriting agreements are identical. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement and vice versa. PaineWebber International (U.K.) Ltd. is an affiliate of PaineWebber Incorporated.

     The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $          per
share. The U.S. Underwriters may allow, and such dealers may allow, a discount
not in excess of $          per share to other dealers. After the shares of
Common Stock are released for sale to the public, the public offering price and the concession and discount to dealers may be changed by the Representatives.

     Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below), and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person. Each International Underwriter has agreed that, as part of the distribution of shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the International Prospectus to any person within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a non-U.S. or Canadian Person.

     The Underwriters have entered into an Agreement Between U.S. and International Underwriters that provides for the coordination of their activities. Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Company has granted an option to the U.S. Underwriters exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 525,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus. The U.S. Underwriters may exercise such option only to cover over-allotments, if any, in the sale of the shares that the U.S. Underwriters have agreed to purchase. To the extent that the U.S. Underwriters exercise this option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of additional shares as the percentage it is required to purchase of the total number of shares of Common Stock under the U.S. Underwriting Agreement.

     The Company and its officers and directors have agreed that, except with the prior written consent of PaineWebber Incorporated, during the 90 days following the date of this Prospectus they will not offer for sale, sell, grant any options, right or warrants with respect to any shares of Common Stock or any other Company capital stock, securities or instruments convertible into or exchangeable for Common Stock or other Company capital stock or otherwise dispose of, directly or indirectly, of any shares of Common Stock, such other capital stock or any other securities, instruments, options or rights convertible into or exchangeable for, or otherwise exercisable for, Common Stock or other Company capital stock, except for the Common Stock offered hereby. Notwithstanding the foregoing, the Company may (i) grant options pursuant to the Company's stock option plans in the ordinary course consistent with past practice and issue shares of Common Stock upon the exercise of any such options or under options currently outstanding and (ii) issue shares of Common Stock or other securities convertible into Common Stock or any other capital stock of any company solely to owners of capital stock of any company acquired by the Company subsequent to the date 45 days from the date of this Prospectus. Any permitted shortening of such periods and any related sales of Common Stock would not necessarily be preceded by a public announcement of the Company or the Representatives that such consent has been given.

     The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     PaineWebber Incorporated and Smith Barney Inc. acted as managers and received customary discounts and commissions in connection with the Company's initial public offering.

     The Common Stock is listed on the New York Stock Exchange under the symbol PGA.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters relating to the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Newport Beach, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and the combined financial statements of Judith Fox Staffing Companies as of December 31, 1995, and for the year then ended, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of The Computer Resources Group, Inc. as of May 31, 1994 and 1995 and for the years then ended included in this Prospectus have been audited by Phillip Goodman Accountancy Corporation, independent auditors, as stated in their report thereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC" or the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock being offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained (or to be contained) in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission.

     The Registration Statement and the exhibits and schedules thereto, and the reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     In addition, reports, proxy statements and other information concerning the Company (Symbol: PGA) can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     In June 1995, the Company's former parent retained Arthur Andersen LLP as the Company's independent public accountants. The former parent had previously retained another independent public accountant to audit certain subsidiaries of the Company for one or more of the years ended December 31, 1992, 1993 and 1994. The former auditors' reports on such subsidiaries' financial statements for each of the three years ended December 31, 1994 does not cover the consolidated financial statements of the Company included in this Prospectus. Such reports did not contain adverse opinions or disclaimers of opinion and were not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to such subsidiaries' financial statements for each of the three years ended December 31, 1994, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. Prior to retaining Arthur Andersen LLP, such subsidiaries had not consulted with Arthur Andersen LLP regarding accounting principles.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
PERSONNEL GROUP OF AMERICA, INC.
Report of Independent Public Accountants..............................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income for the years ended December 31, 1993, 1994 and 1995
  and the three months ended March 31, 1995 and 1996 (unaudited)......................   F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1993,
  1994 and 1995 and the three months ended March 31, 1996 (unaudited).................   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995 and the three months ended March 31, 1995 and 1996 (unaudited).................   F-6
Notes to Consolidated Financial Statements for the years ended December 31, 1993, 1994
  and 1995 and the three months ended March 31, 1996 (unaudited)......................   F-7
JUDITH FOX STAFFING COMPANIES
Report of Independent Public Accountants..............................................  F-16
Combined Balance Sheets as of December 31, 1995 and March 31, 1996 (unaudited)........  F-17
Combined Statements of Income for the year ended December 31, 1995 and for the three months ended March 31, 1995 and March 31, 1996 (unaudited)..........................  F-18
Combined Statements of Changes in Shareholders' Equity for the year ended December 31,
  1995 and the three months ended March 31, 1996 (unaudited)..........................  F-18
Combined Statements of Cash Flows for the year ended December 31, 1995 and for the three months ended March 31, 1995 and March 31, 1996 (unaudited)....................  F-19
Notes to Combined Financial Statements -- December 31, 1995 and March 31, 1996
  (unaudited).........................................................................  F-20
COMPUTER RESOURCES GROUP
Independent Auditor's Report..........................................................  F-24
Balance Sheets as of May 31, 1994 and 1995 and February 29, 1996 (unaudited)..........  F-25
Statements of Operations for the years ended May 31, 1994 and 1995 and for the nine months ended February 28, 1995 and February 29, 1996................................  F-26
Statements of Stockholders' Equity for the years ended May 31, 1994 and 1995 and the nine months ended February 29, 1996 (unaudited).....................................  F-26
Statements of Cash Flows for the years ended May 31, 1994 and 1995 and for the nine months ended February 28, 1995 and February 29, 1996................................  F-27
Notes to Combined Financial Statements for the years ended May 31, 1994 and 1995 and the nine months ended February 29, 1996.............................................  F-28
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
Unaudited Pro Forma Balance Sheet as of March 31, 1996................................  F-35
Notes to Unaudited Pro Forma Balance Sheet............................................  F-36
Unaudited Pro Forma Statement of Income for the year ended December 31, 1995..........  F-37
Unaudited Pro Forma Statement of Income for the three month period ended March 31,
  1996................................................................................  F-38
Notes to Unaudited Pro Forma Statements of Income.....................................  F-39

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.:

     We have audited the accompanying consolidated balance sheets of Personnel Group of America, Inc. and subsidiaries (a Delaware Corporation) as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Personnel Group of America, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
   February 29, 1996,
   except for the matters
   discussed in Note 15,
   as to which the date is
   May 23, 1996.

                        PERSONNEL GROUP OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------     MARCH 31,
                                                               1994         1995         1996
                                                              -------     --------     ---------
                                                                                       (UNAUDITED)
                                             ASSETS
Current Assets
  Cash and cash equivalents.................................  $ 2,931     $  5,273     $   2,900
  Accounts receivable, net of allowance for doubtful
     accounts of $547 and $514 in 1994 and 1995 and $453 at
     March 31, 1996, respectively...........................   33,180       36,727        35,599
  Prepaid expenses and other current assets.................    1,358        1,889         3,256
  Deferred income taxes.....................................    2,877        3,347         3,437
                                                              -------     --------     ---------
          Total current assets..............................   40,346       47,236        45,192
Property and equipment, net.................................    4,333        3,602         4,206
Excess of cost over fair value of net assets acquired,
  net.......................................................   44,530       50,091        60,315
Other intangibles, net......................................    1,521        1,056         1,540
Other assets................................................      254          638           671
                                                              -------     --------     ---------
          Total assets......................................  $90,984     $102,623     $ 111,924
                                                              =======     ========      ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $   337     $    222     $     741
  Accrued liabilities.......................................   13,569       16,269        17,037
  Income taxes payable......................................       --        1,776           767
                                                              -------     --------     ---------
          Total current liabilities.........................   13,906       18,267        18,545
Notes payable to bank.......................................       --           --         7,025
Other notes payable.........................................       --           --           575
Deferred income taxes.......................................    8,640        8,370         8,303
                                                              -------     --------     ---------
          Total liabilities.................................   22,546       26,637        34,448
                                                              -------     --------     ---------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value; shares authorized 5,000;
     no shares issued and outstanding.......................       --           --            --
  Common stock, $.01 par value; shares authorized 20,000;
     8,000 shares issued and outstanding....................       --           80            80
  Additional paid-in capital................................       --       73,559        73,559
  Retained earnings.........................................       --        2,347         3,837
  Net assets................................................   68,438           --            --
                                                              -------     --------     ---------
          Total shareholders' equity........................   68,438       75,986        77,476
                                                              -------     --------     ---------
          Total liabilities and shareholders' equity........  $90,984     $102,623     $ 111,924
                                                              =======     ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        PERSONNEL GROUP OF AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEARS ENDED                THREE MONTHS ENDED
                                                      DECEMBER 31                     MARCH 31,
                                             ------------------------------   -------------------------
                                               1993       1994       1995        1995          1996
                                             --------   --------   --------   -----------   -----------
                                                                                     (UNAUDITED)
Revenues...................................  $172,478   $211,867   $251,055     $  59,512     $  66,873
                                             --------   --------   --------   -----------   -----------
Operating expenses:
  Direct cost of services..................   126,286    155,987    178,966        42,804        48,851
  Selling, general and administrative......    36,227     42,842     51,592        13,097        13,071
  Depreciation and amortization............     4,247      4,391      3,665           946           880
  License fees.............................     1,102      1,687      4,418           828         1,480
                                             --------   --------   --------   -----------   -----------
          Total operating expenses.........   167,862    204,907    238,641        57,675        64,282
                                             --------   --------   --------   -----------   -----------
Income before income taxes.................     4,616      6,960     12,414         1,837         2,591
Provisions for income taxes................     2,080      3,061      5,305           772         1,101
                                             --------   --------   --------   -----------   -----------
Net income.................................  $  2,536   $  3,899   $  7,109     $   1,065     $   1,490
                                             ========   ========   ========     =========     =========
Net income per share.......................        --   $     --   $     --     $      --     $    0.19
Pro forma net income per share.............        --   $   0.49   $   0.89     $    0.13     $      --
Weighted average shares outstanding........        --      8,000      8,000         8,000         8,000

  The accompanying notes are an integral part of these consolidated financial statements.

                        PERSONNEL GROUP OF AMERICA, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                           COMMON STOCK     ADDITIONAL                               TOTAL
                                          ---------------    PAID-IN     RETAINED                SHAREHOLDERS'
                                          SHARES   AMOUNT    CAPITAL     EARNINGS   NET ASSETS      EQUITY
                                          ------   ------   ----------   --------   ----------   -------------
Balance, December 31, 1992..............     --     $ --     $     --     $   --     $  58,987      $58,987
  Capital contributions, net............     --       --           --         --         2,734        2,734
  Net income............................     --       --           --         --         2,536        2,536
                                          ------   ------   ----------   --------   ----------   -------------
Balance, December 31, 1993..............     --       --           --         --        64,257       64,257
  Capital contributions, net............     --       --           --         --           282          282
  Net income............................     --       --           --         --         3,899        3,899
                                          ------   ------   ----------   --------   ----------   -------------
Balance, December 31, 1994..............     --       --           --         --        68,438       68,438
  Cash distributions....................     --       --           --         --        (7,351)      (7,351)
  Contributions of assets...............     --       --           --         --         7,790        7,790
  Net income............................     --       --           --      2,347         4,762        7,109
  Reclassification of net assets as of
     September 30, 1995.................  8,000       80       73,559         --       (73,639)          --
                                          ------   ------   ----------   --------   ----------   -------------
Balance, December 31, 1995..............  8,000     $ 80     $ 73,559     $2,347     $      --      $75,986
Net income for the three months ended
  March 31, 1996 (unaudited)............     --       --           --      1,490            --        1,490
                                          ------   ------   ----------   --------   ----------   -------------
Balance March 31, 1996 (unaudited)......  8,000     $ 80     $ 73,559     $3,837            --      $77,476
                                          =====    ======     =======     ======      ========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        PERSONNEL GROUP OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   THREE MONTHS
                                                           YEARS ENDED                 ENDED
                                                           DECEMBER 31,              MARCH 31,
                                                    --------------------------   -----------------
                                                     1993     1994      1995      1995      1996
                                                    ------   -------   -------   ------   --------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income......................................  $2,536   $ 3,899   $ 7,109   $1,064   $  1,490
  Adjustments to reconcile net income to net cash
     provided by operating activities --
     Depreciation and amortization................   4,247     4,391     3,665      946        880
     Deferred income taxes, net...................     (97)     (470)     (140)     (67)      (157)
     Changes in assets and liabilities:
       Accounts receivable........................  (6,839)   (7,322)   (3,547)     398      1,075
       Prepaid expenses and other current
          assets..................................     840      (272)     (531)    (570)    (1,349)
       Accounts payable and accrued liabilities...     (62)    2,740     2,585    2,154      1,287
       Income taxes payable.......................      --        --     1,776       --     (1,009)
       Other......................................     (68)       58      (384)      48        (33)
                                                    ------   -------   -------   ------   --------
          Net cash provided by operating
            activities............................     557     3,024    10,533    3,973      2,184
                                                    ------   -------   -------   ------   --------
Cash flows from investing activities:
  Purchases of property and equipment, net........  (2,037)   (3,251)     (840)      --       (919)
  Acquisitions, net of cash acquired..............      --        --        --       --    (10,663)
                                                    ------   -------   -------   ------   --------
          Net cash used in investing activities...  (2,037)   (3,251)     (840)      --    (11,582)
                                                    ------   -------   -------   ------   --------
Cash flows from financing activities:
  Contributions from (distributions to) Adia,
     net..........................................   2,734       282    (7,351)  (5,575)        --
  Repayments of notes payable to bank.............      --        --        --       --     (1,475)
  Borrowings of notes payable to bank.............      --        --        --       --      8,500
                                                    ------   -------   -------   ------   --------
          Net cash provided by (used in) financing
            activities............................   2,734       282    (7,351)  (5,575)     7,025
                                                    ------   -------   -------   ------   --------
Net increase (decrease) in cash and cash
  equivalents.....................................   1,254        55     2,342   (1,602)    (2,373)
Cash and cash equivalents at beginning of year....   1,622     2,876     2,931    2,931      5,273
                                                    ------   -------   -------   ------   --------
Cash and cash equivalents at end of year..........  $2,876   $ 2,931   $ 5,273   $1,329   $  2,900
                                                    ======   =======   =======   ======   ========
Supplemental cash flow information:
  Income taxes paid...............................  $2,177   $ 3,530   $ 3,737       --   $  2,184
                                                    ======   =======   =======   ======   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        PERSONNEL GROUP OF AMERICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1996 (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

1.  ORGANIZATION:

BASIS OF PRESENTATION

     Personnel Group of America, Inc. and subsidiaries (the Company) completed an underwritten initial public offering (the Offering) in September 1995. Prior to the Offering, the Company was an indirect wholly owned subsidiary of Adia, S.A., a Swiss corporation (Adia). The Company was organized by Adia to facilitate the Offering. In the Company's formation and organization, Adia transferred to the Company the subsidiaries and divisions that it had previously owned and that now comprise the Company's Staffing Services and Health Care Staffing Services divisions in exchange for common stock. The financial statements of the Company are presented on the historical cost basis, and all significant intercompany transactions have been eliminated.

     As a result of the Offering, in which Adia sold its entire ownership interest in the Company, the Company became an independent public company. The Company did not receive any of the proceeds of the sale of its shares by Adia in the Offering.

     Although for presentation purposes the Company has indicated its year-end as December 31, 1995, its fiscal year actually ends on the Sunday nearest to December 31. Each fiscal year presented contained 52 weeks.

BUSINESS

     The Company is a provider of staffing services to businesses, professional and governmental organizations, health care facilities, and individuals who require home health care and related services. The Company's staffing services include temporary staffing, placement of full-time employees and, depending on client needs, training and testing of temporary and permanent workers. The Company operates through a network of Company-operated, franchised and licensed offices. The Company's business is organized into two divisions: the Staffing Services Division, which provides temporary office, clerical and light industrial and light technical services, and the Health Care Services Division, which provides health care personnel. The Staffing Services Division consists of the following companies and divisions: Abar, FirstWord Staffing Services, Thomas Staffing, Staffinders Personnel, Temp Connection, TempWorld, West Personnel Service and Word Processors Personnel Service (WPPS). The Health Care Services Division, which consists of Nursefinders, Inc. (Nursefinders), provides health care personnel to supplement the staffing needs of hospitals, nursing homes and other health care facilities, as well as home health services and related products to individuals. The Company's Health Care Services Division is subject to extensive federal, state and local laws and government regulations, including licensing requirements, certificate of need requirements to be a Medicare provider in some states, periodic examinations by government agencies, and federal and state anti-fraud, anti-abuse and anti-kickback statutes and regulations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

RECOGNITION OF REVENUE

     Other than for the items described below, revenues are recognized upon the performance of services.

     Franchise-related revenues are recognized pursuant to the specific terms of two different types of agreements (herein referred to as Franchise Agreements and License Agreements).

     For Franchise Agreements, the Company provides general training, operating, site selection and marketing programs, administration of insurance and payroll tax obligations and assistance in tax planning and legal matters. In exchange for these services, the Company recognizes franchise royalty revenue generally based on 5% of the franchisees' patient and staffing services revenue. Revenue is recognized upon performance

                        PERSONNEL GROUP OF AMERICA, INC.

of patient or staffing service by the franchisee. Existing Franchise Agreements have a five-year term. Under Franchise Agreements, the Company recognized revenue of $3,327, $3,345 and $3,702 in 1993, 1994 and 1995, respectively. In addition, included in the 1995 revenues is a $405 gain on the cancellation of the Cleveland franchise agreement.

     For License Agreements, in addition to the services described above, the Company employs and pays individuals to perform services for the licensees' customers, invoices customers, maintains professional liability insurance and supports the training, office administration, systems and marketing needs of the licensee. All revenues and expenses generated by the licensee, therefore, belong to the Company and are included in the Company's revenues and expenses. The Company is primarily liable for operating expenses. The Company pays the licensee a license fee, based on gross margin for temporary services less 7% of revenues, adjusted for uncollectible receivables and certain other expenses. Gross margin is the difference between the amounts billed to clients less direct cost of services consisting of direct labor, payroll taxes, insurance and benefits for temporary employees. License fees are included in other operating expenses. License Agreements generally have a 10-year term.

     Initial agreement fees, under both Franchise and License agreements, are recognized currently as income. These fees are not material.

     Medicare revenues, are recognized at an amount equivalent to allowable costs as defined by the Medicare program. Medicare reimbursable costs are limited by aggregate cost limits or "caps" and by disallowance of certain costs not directly resulting from patient care services such as promotion and advertising. The Company believes it has not exceeded the aggregate cost limits and believes adequate provisions have been made for any potential disallowances as a result of future audits.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and highly liquid money market instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (generally three to five years). Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED AND OTHER INTANGIBLES

     The Company's businesses were initially acquired by Adia or its affiliates from unrelated third parties in exchange for cash. Excess of cost over fair value of net assets acquired and other intangible assets resulting from such acquisitions have been recorded on the books of the Company at historical cost. For material acquisitions, the Company had independent appraisals performed to allocate the purchase price. Excess of cost over fair value of net assets acquired is amortized on a straight-line basis over 40 years. In January 1995, Adia acquired all of the remaining outstanding shares of a majority-owned subsidiary. This acquisition resulted in additional excess of cost over fair value of net assets acquired being recorded by Adia. The Company recorded its pro rata share ($7,191) of this excess. Accumulated amortization of excess of cost over fair value of net assets acquired amounted to $11,398 and $12,941 at December 31, 1994 and 1995, respectively.

     Other intangibles consist primarily of client and employee lists and covenants not to compete that were specifically valued by the Company's independent appraisers at the time of the acquisition. Other intangibles are being amortized over the stated lives of the agreements, ranging from 5 to 10 years.

                        PERSONNEL GROUP OF AMERICA, INC.

     The Company evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investment in excess of cost over fair value of net assets acquired and other intangibles to be fully recovered.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

     The Company's operating results through September 29, 1995, are included in Adia's consolidated federal income tax return and combined state tax returns filed in various states. The Company will file its own consolidated federal income tax return and state returns in various states for periods ending after September 29, 1995. The income tax provision is calculated on a separate company basis for all years presented.

NET INCOME PER SHARE

     Net income per share has been provided only for quarters subsequent to the Offering (see Note 14). Pro forma net income per share for all other periods provided is presented assuming that the weighted average number of shares outstanding equals the 8,000,000 shares issued in connection with the Offering. The effect of stock options on net income per share and pro forma net income per share is not material.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts included in the consolidated financial statements for 1993 and 1994 have been reclassified from their original presentation to conform with the current year's presentation.

INTERIM FINANCIAL STATEMENTS

     The financial data as of March 31, 1996, and for the three months ended March 31, 1995 and 1996, are unaudited. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods covered by these financial statements. The results of operations for the three months ended March 31, 1996, are not necessarily indicative of the results to be expected for the full 1996 fiscal year.

                        PERSONNEL GROUP OF AMERICA, INC.

3.  ACCOUNTS RECEIVABLE:

     Accounts receivable consisted of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Trade accounts receivable........................................  $26,271     $28,190
    Medicare/Medicaid, net of contractual allowances.................    7,250       6,725
    Due from Adia and other (see Note 9).............................      206       2,326
                                                                       -------     -------
                                                                        33,727      37,241
    Allowance for doubtful accounts..................................     (547)       (514)
                                                                       -------     -------
                                                                       $33,180     $36,727
                                                                       =======     =======

     A summary of activity in the allowance for doubtful accounts was as follows:

                                            BALANCE AT     CHARGED TO                      BALANCE
                                            BEGINNING      COSTS AND                       AT END
YEAR ENDED DECEMBER 31,                     OF PERIOD       EXPENSES      DEDUCTIONS      OF PERIOD
- -----------------------                     ----------     ----------     -----------     ---------
        1993..............................  $1,397,000      $414,000      $(1,114,000)    $ 697,000
        1994..............................  $  697,000      $599,000      $  (749,000)    $ 547,000
        1995..............................  $  547,000      $906,000      $  (939,000)    $ 514,000

4.  PROPERTY AND EQUIPMENT, NET:

     Property and equipment, net, consisted of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Furniture and equipment..........................................  $ 7,960     $ 7,786
    Purchased software...............................................    1,185       1,065
    Leasehold improvements...........................................      816         659
                                                                       -------     -------
                                                                         9,961       9,510
    Less -- Accumulated depreciation.................................   (5,628)     (5,908)
                                                                       -------     -------
                                                                       $ 4,333     $ 3,602
                                                                       =======     =======

5.  OTHER INTANGIBLE ASSETS:

     Other intangible assets consisted of the following:

                                                                           DECEMBER 31,
                                                           USEFUL      ---------------------
                                                           LIVES         1994         1995
                                                          --------     --------     --------
    Client and employee lists...........................   5 years     $  8,053     $  5,641
    Franchise agreements................................  10 years        1,665        1,665
    Covenants not-to-compete............................   5 years        4,686        4,686
    Other...............................................   5 years          881          881
                                                                       --------     --------
                                                                         15,285       12,873
                                                                        (13,764)     (11,817)
                                                                       --------     --------
    Less -- Accumulated amortization....................               $  1,521     $  1,056
                                                                       ========     ========

                        PERSONNEL GROUP OF AMERICA, INC.

6.  ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994      1995
                                                                         -------   -------
    Accrued wages and benefits.........................................  $ 5,917   $ 8,062
    Accrued workers' compensation benefits.............................    5,871     5,381
    Other..............................................................    1,781     2,826
                                                                         -------   -------
                                                                         $13,569   $16,269
                                                                         =======   =======

7.  EMPLOYEE BENEFIT PLANS:

     The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions are made on a discretionary basis. Contributions charged to operating expenses were $316, $470 and $706 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company does not provide postretirement health care and life insurance benefits to retired employees or postemployment benefits to terminated employees.

8.  CAPITAL STOCK:

     In connection with the Offering, the Company's Board of Directors adopted its 1995 Equity Participation Plan (the Incentive Plan) to attract and retain officers, key employees, consultants and directors. An aggregate of 1,200,000 shares of the common stock was authorized for issuance upon exercise of options, stock appreciation rights (SARs), and other awards, or as restricted or deferred stock awards under the Incentive Plan. Incentive stock options may be granted only to employees, and when granted have an exercise price equal to at least 100% of fair market value of common stock on the grant date and a term not longer than 10 years.

     In addition, nonemployee directors (including the directors who administer the plan) are eligible to receive nondiscretionary grants of nonqualified stock options (NQSOs) under the Incentive Plan pursuant to a formula. NQSOs may be granted to an employee or consultant for any term specified by the compensation committee of the Board and will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the compensation committee) in one or more installments after the grant date. Of the NQSOs granted to nonemployee directors, 100% shall be fully vested and exercisable upon grant, and the term of each such option shall be ten years.

     In 1995, 432,705 options were granted at prices ranging from $13.38 to $14.00. At December 31, 1995, none of the options had been exercised or expired and 111,541 were exercisable.

     On February 6, 1996, the Board of Directors of the Company declared a dividend of one nonvoting preferred share purchase right (Right) for each outstanding share of common stock. The dividend was payable on February 27, 1996, to the stockholders of record on that date. In the event of an acquisition by a party of a beneficial interest of at least 15% of the Company's common stock, each right would become exercisable (the Distribution Date). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (Preferred Stock) at a price of $95.00 per one one-hundredth of a share of Preferred Stock (the Purchase Price) subject to adjustment. In addition, each Right entitles the right holder to certain other rights

                        PERSONNEL GROUP OF AMERICA, INC.

as specified in the Company's rights agreement. The Rights are not exercisable until Distribution Date. The Rights will expire on February 6, 2006 (the Final Expiration Date), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

9.  MANAGEMENT FEES:

     Historically, Adia and its affiliates have provided certain services and paid certain expenses for the Company in exchange for a management fee. These services include accounting, billing and collections, legal, and other selling, general and administrative expenses. Management of the Company negotiated with management of Adia to determine the appropriate fee charged based on the approximate cost of the services provided and the expenses paid by Adia on behalf of the Company. All transactions between the Company and Adia have been reflected in the consolidated financial statements. Management fees paid to Adia were $302, $582, and $603 for the years ended December 1993, 1994, and 1995, respectively. In addition, the Company has cash clearing transactions with Adia primarily for dividends, estimated tax payments, management fees and workers' compensation expenses that are recorded in an intercompany account. Following the Offering, Adia agreed to provide certain services to the Company pursuant to various written agreements on terms and at prices as set forth in such agreements. Included in accounts receivable in the accompanying consolidated balance sheet was $1,659 due from Adia at December 1995 ($0 at December 31, 1994), related to these transactions.

10.  CREDIT FACILITY:

     In September 1995, the Company entered into a three-year unsecured $30,000 revolving line of credit (the Credit Facility) with a bank, extendible for up to two additional years. There were no borrowings during 1995. Approximately $2,800 of the Credit Facility has been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. Borrowings under the Credit Facility will bear interest, payable quarterly, at a rate equal to LIBOR plus 0.75% or the lender's base rate, as defined, at the Company's option. The Credit Facility contains customary covenants such as the maintenance of certain financial ratios, and minimum net worth and working capital requirements, and a restriction on the payment of cash dividends on common stock. The Company was in compliance with such covenants as of December 31, 1995.

11.  INCOME TAXES:

     The provision for income taxes consisted of the following:

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1993       1994       1995
                                                               ------     ------     ------
    Current provision........................................  $2,177     $3,530     $5,445
    Deferred benefit.........................................     (97)      (469)      (140)
                                                               ------     ------     ------
              Total..........................................  $2,080     $3,061     $5,305
                                                               ======     ======     ======

     The reconciliation of the effective tax rate is as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                 1993       1994       1995
                                                                 ----       ----       ----
    Amount of federal income tax based upon the statutory
      rate.....................................................  35.0%      35.0%      35.0%
    Effect of goodwill amortization and other..................   5.0        4.7        2.7
    State taxes, net of federal benefit........................   5.0        4.3        5.0
                                                                 ----       ----       ----
              Total............................................  45.0%      44.0%      42.7%
                                                                 ====       ====       ====

                        PERSONNEL GROUP OF AMERICA, INC.

     The components of the Company's net deferred tax assets and liabilities were as follows:

                                                                            DECEMBER 31,
                                                                           ---------------
                                                                            1994     1995
                                                                           ------   ------
    Deferred tax assets --
      Accrued workers' compensation......................................  $2,253   $2,614
      Allowance for doubtful accounts and other..........................     624      733
                                                                           ------   ------
                                                                           $2,877   $3,347
                                                                           ======   ======
    Deferred tax liability -- Excess of cost over fair value of net
      assets acquired....................................................  $8,640   $8,370
                                                                           ======   ======

     In certain of the Company's acquisitions, the Company was able to deduct currently, for tax purposes, certain amounts representing purchase price paid in excess of book value of recorded assets and liabilities. For financial reporting purposes, this was recorded as excess of cost over fair value of net assets acquired with a corresponding deferred tax liability related to this timing difference. For certain of the Company's other acquisitions, no deductions are permitted on the Company's tax return.

TAX SHARING AGREEMENT

     Generally, Adia is liable for income taxes of the Company for any taxable period that ends on or before September 29, 1995, and the Company is liable for income taxes for any period ending after September 29, 1995.

12.  FINANCIAL INSTRUMENTS:

CONCENTRATION OF CREDIT RISK

     The Company maintains cash and cash equivalents with various financial institutions.

     Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers.

13.  COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

     Future minimum annual rentals for the next five years are as follows:

                                     YEARS ENDED
                                    DECEMBER 31,
          -----------------------------------------------------------------
             1996..........................................................  $2,858
             1997..........................................................   1,977
             1998..........................................................   1,174
             1999..........................................................     675
             2000 and thereafter...........................................     268
                                                                             ------
                                                                             $6,952
                                                                             ======

     Total rent expense under operating leases amounted to $2,878, $2,991 and $3,151 for the years ended December 31, 1993, 1994, and 1995, respectively.

                        PERSONNEL GROUP OF AMERICA, INC.

INSURANCE

     The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under this program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 31, 1995, the Company had a standby letter of credit with a bank in connection with the workers' compensation program.

     The Company is subject to claims and legal actions by patients and customers in the ordinary course of business. The Company maintains professional liability insurance for losses.

MEDICARE COST-REIMBURSEMENT PROGRAM

     Final determination of amounts earned under the Medicare cost-reimbursement program are subject to review and audit by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that could result from future Medicare audits.

     For the years ended December 31, 1993, 1994, and 1995, 6%, 12% and 13% of the Company's revenues, respectively, were derived from the Medicare program. The Medicare program is subject to statutory and regulatory changes, retroactive and prospective rate adjustments and administrative rulings and funding restrictions, all of which could have the effect of limiting or reducing reimbursement levels for the Company's services.

EMPLOYMENT AGREEMENTS

     The Company has agreements with several executive officers which provide for cash compensation and other benefits in the event that a change in control of the Company occurs.

LEGAL PROCEEDINGS

     The Company is also involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

INDEMNIFICATION

     The Company and Adia entered into an Indemnification Agreement, whereby the Company agreed to indemnify Adia against certain expenses or losses which may be incurred by Adia arising from the conduct of the Company's business.

14.  SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                                     1995
                                                  -------------------------------------------
                                                   FIRST      SECOND       THIRD      FOURTH
                                                  -------     -------     -------     -------
    Revenues....................................  $59,512     $61,260     $63,855     $66,428
    Operating expenses..........................   57,675      58,194      60,462      62,310
    Net income..................................    1,065       1,700       1,997       2,347
    Net income per share........................       --          --          --        0.29
    Pro forma net income per share..............  $  0.13     $  0.21     $  0.25          --
                                                  =======     =======     =======     =======

                        PERSONNEL GROUP OF AMERICA, INC.

                                                                     1994
                                                  -------------------------------------------
                                                   FIRST      SECOND       THIRD      FOURTH
                                                  -------     -------     -------     -------
    Revenues....................................  $47,993     $50,294     $55,662     $57,918
    Operating expenses..........................   47,491      48,602      53,493      55,321
    Net income..................................      273         942       1,238       1,446
    Pro forma net income per share..............  $  0.03     $  0.12     $  0.15     $  0.18
                                                  =======     =======     =======     =======

15.  ACQUISITIONS AND FINANCINGS

     Subsequent to year-end, the Company acquired Profile Temporary Services in Chicago, Illinois (Profile), Allegheny Personnel Services in Pittsburgh, Pennsylvania (Allegheny), Judith Fox Staffing Companies in Richmond, Virginia
(Fox), and converted three previously franchised Nursefinders offices (collectively the Transactions or the Acquired Companies). The Profile and Allegheny acquisitions were completed in March 1996 while Fox was completed in May 1996. The former Nursefinders franchisees were converted in January, March and April 1996. The Acquired Companies have combined annual revenues of approximately $50,000. The purchase price for the Transactions totaled $33,000, including direct acquisition costs but excluding certain contingent earnout payments. The acquisition of Profile provides for additional purchase price consideration upon attainment of certain earnings targets over the next three calendar years. Any additional consideration will be recorded as additional purchase price when paid and will increase the amount of excess of cost over fair value of net assets acquired. The Transactions were primarily funded through borrowings under the Credit Facility and have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the Acquired Companies will be included in the Company's consolidated results of operations from the date of acquisition.

     In addition, the Company has signed an Asset Purchase Agreement in May, 1996, to acquire The Computer Resources Group, Inc. (CRG), an information technology services company based in San Francisco, California. CRG had revenues for its fiscal year ended May 31, 1995, and for the nine-month period ended February 29, 1996, of approximately $21,200 and $21,000, respectively. The Company will purchase CRG for $19,500, payable at closing. The seller may also receive additional consideration upon attainment of certain earnings targets over the next two years.

     In addition, in May 1996, the Company amended the Credit Facility to increase the available line up to $35,000 for acquisition related purposes and to increase the limits for the aggregate purchase price for permitted acquisitions in 1996. The Credit Facility as amended is secured by a lien on the Company's receivables and certain other personal property and a pledge of the stock of the Company's subsidiaries. On June 30, 1996, aggregate availability under the Credit Facility will be reduced from $35,000 to $30,000. As of May 20, 1996, the Company had outstanding borrowings under the Credit Facility of $27,300; in addition $2,500 has been used for the issuance for the overdrawn letters of credit to secure the Company's workers' compensation program.

     The Company has also obtained a commitment from its lender to use its best efforts to syndicate the Credit Facility and increase the maximum availability thereunder to $60,000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Judith Fox Staffing Companies:

     We have audited the accompanying combined balance sheet of Judith Fox Staffing Companies (see Note 1) (Virginia Corporations), as of December 31, 1995, and the related combined statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Judith Fox Staffing Companies as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
  May 10, 1996.

                         JUDITH FOX STAFFING COMPANIES

                            COMBINED BALANCE SHEETS

                                                                       DECEMBER 31,   MARCH 31,
                                                                           1995          1996
                                                                       ------------   ----------
                                                                              (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents..........................................   $  601,715    $  405,772
  Accounts receivable, net...........................................    1,410,587     1,678,171
  Prepaid expenses...................................................       34,256        69,707
                                                                       ------------   ----------
          Total current assets.......................................    2,046,558     2,153,650
Property and equipment, net..........................................      203,079       221,018
Other assets.........................................................       12,832        13,242
                                                                       ------------   ----------
          Total assets...............................................   $2,262,469    $2,387,910
                                                                        ==========     =========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................   $   40,991    $   37,500
  Accrued liabilities................................................      384,860       385,948
  Accumulated payroll withholdings...................................       58,941        54,469
  Income taxes payable...............................................        6,652         7,422
                                                                       ------------   ----------
          Total current liabilities..................................      491,444       485,339
Deferred income taxes................................................       25,716        25,716
                                                                       ------------   ----------
          Total liabilities..........................................      517,160       511,055
                                                                       ------------   ----------
Commitments and contingencies
Shareholders' equity:
  Common stock.......................................................        1,500         1,500
  Additional paid-in capital.........................................       62,724        62,724
  Retained earnings..................................................    1,681,085     1,812,631
                                                                       ------------   ----------
          Total shareholders' equity.................................    1,745,309     1,876,855
                                                                       ------------   ----------
          Total liabilities and shareholders' equity.................   $2,262,469    $2,387,910
                                                                        ==========     =========

    The accompanying notes are an integral part of these combined financial statements.

                         JUDITH FOX STAFFING COMPANIES

                         COMBINED STATEMENTS OF INCOME

                                                                              THREE MONTHS ENDED
                                                             YEAR ENDED            MARCH 31,
                                                            DECEMBER 31,   -------------------------
                                                                1995          1995          1996
                                                            ------------   -----------   -----------
                                                                                  (UNAUDITED)
Revenues..................................................  $ 15,919,196   $ 3,728,944   $ 4,165,589
                                                            ------------   -----------   -----------
Operating expenses:
  Direct cost of services.................................    11,697,535     2,835,914     3,022,389
  Selling, general and administrative.....................     2,544,333       614,135       771,731
  Depreciation and amortization...........................        77,888        16,450        17,762
                                                            ------------   -----------   -----------
          Total operating expenses........................    14,319,756     3,466,499     3,811,882
                                                            ------------   -----------   -----------
Income before income taxes................................     1,599,440       262,445       353,707
Provision for income taxes................................        26,978         9,600         7,500
                                                            ------------   -----------   -----------
Net income................................................  $  1,572,462   $   252,845   $   346,207
                                                              ==========     =========     =========

                         JUDITH FOX STAFFING COMPANIES

             COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                          COMMON STOCK        ADDITIONAL                        TOTAL
                                        -----------------      PAID-IN        RETAINED      SHAREHOLDERS'
                                        SHARES     AMOUNT      CAPITAL        EARNINGS         EQUITY
                                        ------     ------     ----------     ----------     -------------
Balance, December 31, 1994............  1,050      $1,500      $ 62,624      $  919,508      $   983,632
  Issuance of membership interest in
     Training.........................     --          --           100              --              100
  Distributions to JFC shareholder....     --          --            --        (810,885)        (810,885)
  Net income for the year ended
     December 31, 1995................     --          --            --       1,572,462        1,572,462
                                        ------     ------     ----------     ----------     -------------
Balance, December 31, 1995............  1,050       1,500        62,724       1,681,085        1,745,309
  Distributions to JFC shareholder
     (unaudited)......................     --          --            --        (214,661)        (214,661)
  Net income for three-months ended
     March 31, 1996 (unaudited).......     --          --            --         346,207          346,207
                                        ------     ------     ----------     ----------     -------------
Balance, March 31, 1996 (unaudited)...  1,050      $1,500      $ 62,724      $1,812,631      $ 1,876,855
                                        =====      ======       =======       =========       ==========

    The accompanying notes are an integral part of these combined financial statements.

                         JUDITH FOX STAFFING COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR   THREE MONTHS ENDED MARCH
                                                                ENDED                  31,
                                                             DECEMBER 31,   -------------------------
                                                                 1995          1995          1996
                                                             ------------   -----------   -----------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income...............................................  $  1,572,462    $  252,845    $  346,207
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization.........................        77,888        16,450        17,762
     Loss on disposition of property and equipment.........           800           100            --
     Deferred income taxes, net............................        (3,347)           --            --
     Changes in assets and liabilities:
       Accounts receivable.................................         8,946       134,782      (267,584)
       Prepaid expenses and other current assets...........        46,564         5,115       (35,451)
       Other assets........................................        (1,874)         (920)         (598)
       Accounts payable and accrued liabilities............       (99,932)      (51,895)       (6,875)
       Income taxes payable................................        (1,241)       (9,741)          770
                                                             ------------   -----------   -----------
          Net cash provided by operating activities........     1,600,266       346,736        54,231
                                                             ------------   -----------   -----------
Cash flows used in investing activities:
  Purchases of property and equipment, net.................       (52,838)       (3,210)      (35,513)
                                                             ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from line of credit.............................     2,145,000       793,000            --
  Payments on line of credit...............................    (2,314,000)     (962,000)           --
  Proceeds from issuance of membership interest in
     Training..............................................           100            --            --
  Distributions to JFC shareholder.........................      (810,885)       (8,187)     (214,661)
                                                             ------------   -----------   -----------
          Net cash used in financing activities............      (979,785)     (177,187)     (214,661)
                                                             ------------   -----------   -----------
          Net increase (decrease) in cash and cash
            equivalents....................................       567,643       166,339      (195,943)
Cash and cash equivalents, beginning of period.............        34,072        34,072       601,715
                                                             ------------   -----------   -----------
Cash and cash equivalents, end of period...................  $    601,715       200,411    $  405,772
                                                               ==========     =========     =========
Supplemental cash flow information:
  Income taxes paid........................................  $     31,566        19,341    $    6,730
  Interest paid............................................         6,868         2,666            --
                                                               ==========     =========     =========

    The accompanying notes are an integral part of these combined financial statements.

                         JUDITH FOX STAFFING COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 1995, AND MARCH 31, 1996 (UNAUDITED)

1.  ORGANIZATION:

BASIS OF PRESENTATION

     The accompanying combined financial statements present the financial information of Judith Fox Companies, Inc., (JFC) Fox Technical, Inc. (Technical) and Judith Fox Training for Growth L.C. (Training) (collectively, Judith Fox Staffing Companies or the Companies). JFC and Technical are Virginia corporations wholly owned by Judith S. Fox (the Shareholder), which have elected to be treated as S Corporations for income tax purposes (see Note 2). Training is a Virginia limited liability corporation owned by the Shareholder and members of her immediate family. The financial statements are presented on the historical cost basis, and all significant intercompany transactions have been eliminated.

     In the opinion of management, the accompanying unaudited combined balance sheet as of March 31, 1996, and the unaudited combined statements of income and cash flows for the three-month periods ended March 31, 1996 and 1995, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the combined financial position of the Companies as of March 31, 1996, and the results of their operations and their cash flows for the three-month periods ended March 31, 1996 and 1995. The interim financial information is not necessarily indicative of the results that will occur for a full year and is not intended to be a projection of future results or trends.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

The Companies are providers of personnel staffing services to businesses, professional and governmental organizations. The Companies' staffing services include temporary staffing, placement of full-time employees and, depending on client needs, training and testing of temporary workers. JFC operates two temporary personnel divisions, Judith Fox Temporaries in Richmond and Charlottesville, Virginia, and Rosemary Scott Temporaries in New York, New York. Technical, operating from Richmond, Virginia, provides specialized personnel services in the areas of engineering, information systems, accounting management and scientific expertise. Training, operating from Richmond, Virginia, was started in 1995 to provide training services.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

RECOGNITION OF REVENUE

     Revenues are recognized upon the performance of services.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and highly liquid money instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost and depreciated on a straight-line and accelerated basis over their estimated useful lives (generally five to seven years). Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

INCOME TAXES

     JFC and Technical have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and, as such, do not generally pay federal income taxes. Training is a limited liability corporation and, as such, is treated as a partnership for tax reporting purposes and does not generally pay federal income taxes. Instead, except as noted hereafter, the Shareholder is individually responsible for federal

                         JUDITH FOX STAFFING COMPANIES
and state income taxes on the Companies' taxable income. Corporate income taxes are provided for New York State and City which do not recognize S corporation status. It is the Companies' policy to provide dividends for Shareholder's taxes arising from the pass-through of corporate tax attributes.

VOLUME DISCOUNTS

     JFC has volume discount agreements with selected customers. These discounts are issued in the form of credits which may be applied against future billings to the customer. JFC accrues the estimated expense of these discounts as they are earned by each customer. Total estimated discounts earned as of December 31, 1995, were approximately $207,000, and are netted against accounts receivable in the accompanying combined balance sheet at December 31, 1995.

UNCOLLECTIBLE ACCOUNTS

     Uncollectible account expense is both infrequent and immaterial. The Companies expense such amounts in the period accounts are deemed uncollectible and has not established a reserve against accounts receivable.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PROPERTY AND EQUIPMENT, NET:

PROPERTY AND EQUIPMENT, NET, CONSISTED OF THE FOLLOWING AT DECEMBER 31, 1995:

    Furniture and equipment..................................................  $ 516,331
    Computer software........................................................     48,533
    Leasehold improvements...................................................     23,934
                                                                               ---------
                                                                                 588,798
    Less -- Accumulated depreciation and amortization........................   (385,719)
                                                                               ---------
                                                                               $ 203,079
                                                                               =========

4.  LINE OF CREDIT:

     JFC has a working capital line-of-credit agreement with a bank. The line of credit has a maximum permitted outstanding balance of the lesser of $1,000,000 or 80% of trade receivables, as defined. The unpaid principal balance is due upon demand and is secured by all of the accounts receivable and intangibles of JFC. Interest on the line of credit is based upon the 30-day LIBOR rate plus 2.25% at December 31, 1995. The interest rate on the line-of-credit was 7.969% at December 31, 1995.

5.  SHAREHOLDERS' EQUITY:

     JFC has 1,500 shares of common stock authorized, with a par value of $10.00 per share. At December 31, 1995, 50 shares were issued and outstanding. Technical has 5,000 shares of common stock authorized, with a par value of $1.00 per share. At December 31, 1995, 1,000 shares were issued and outstanding. Training is a limited liability corporation formed on April 20, 1995. The Shareholder and members of her family purchased all of the membership interest in Training for $100, which has been reflected as additional paid-in capital in

                         JUDITH FOX STAFFING COMPANIES
the accompanying combined balance sheet at December 31, 1995, and in the accompanying combined statements of changes in shareholders' equity for the year ended December 31, 1995.

6.  FINANCIAL INSTRUMENTS:

CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Companies maintain cash and cash equivalents with various financial institutions. The fair value of cash and cash equivalents approximates carrying value because of the short-term nature of the cash equivalents.

     Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced (see Note 9). The Companies perform credit evaluations of its customers.

7.  EMPLOYEE BENEFITS:

     JFC sponsors a profit-sharing plan covering substantially all full-time, permanent employees and certain temporary employees. Contributions are determined annually not to exceed the maximum amount deductible for federal income tax purposes. The accrued contributions were $76,285 at December 31, 1995, and are included in accrued liabilities on the accompanying combined balance sheet.

     The Companies maintain retroactive premium-based workers' compensation coverage for all full-time permanent employees and substantially all temporary employees. The final premium adjustments for the year ended December 31, 1995, are included in accrued liabilities in the accompanying combined balance sheet at December 31, 1995.

     The Companies also provide group health insurance to those employees electing coverage and Section 125 Cafeteria Plan to eligible full-time permanent employees and temporary employees. The Companies do not provide postretirement health care and life insurance benefits to retired employees or postemployment benefits to terminated employees.

8.  INCOME TAXES:

     The provision for income taxes for 1995 consisted of the following:

    Current provision..........................................................  $30,325
    Deferred benefit...........................................................   (3,347)
                                                                                 -------
              Total............................................................  $26,978
                                                                                 =======

     The Companies generally do not pay federal income taxes (see Note 2). JFC is required to pay state income taxes in a state in which it operates. The income tax provision represents this state income tax, which has a statutory rate of approximately 11%.

     The components of the Companies' net deferred tax assets and liabilities as of December 31, 1995, were as follows:

    Deferred tax assets -- Accrual to cash adjustments, net...................  $  7,323
    Deferred tax liability -- Accrual to cash adjustments, net................   (33,039)
                                                                                --------
    Net deferred tax liability................................................  $(25,716)
                                                                                ========

                         JUDITH FOX STAFFING COMPANIES

9.  COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     Rental expense reflected in the accompanying financial statements total $205,244 for the year ended December 31, 1995. Future minimum lease payments under noncancellable operating leases are as follows:

                                                                                OPERATING
                                                                                 LEASES
                                                                                ---------
    1996......................................................................  $ 211,528
    1997......................................................................    209,754
    1998......................................................................    214,473
    1999......................................................................    123,776
    Later years...............................................................          0
                                                                                ---------
    Total future minimum lease payments.......................................  $ 759,531
                                                                                 ========

     In February 1996, the lease for JFC's headquarters was renewed for an additional 42 months. Management expects that in the normal course of business other leases that expire will be renewed or replaced by similar leases.

SIGNIFICANT CUSTOMERS

     One of JFC's customers accounted for approximately 15% of revenues in 1995 and approximately 9% of trade accounts receivable as of December 31, 1995. JFC's ten largest customers, including the one customer previously disclosed, accounted for approximately 45% of revenues in 1995 and approximately 27% of trade accounts receivable as of December 31, 1995. These customers are all large national or regional firms operating in either Richmond or New York City, and most have had a long-standing relationship with JFC.

10.  SUBSEQUENT EVENT:

     On May 10, 1996, each of the Companies and the Shareholder entered into an Asset Purchase Agreement (the Agreement) with Personnel Group of America, Inc. and its subsidiary, StaffPlus, Inc. (PGA). The Agreement provides for the acquisition by PGA of substantially all the assets of the Companies and the Companies' right and interest to certain contracts as stipulated in the Agreement as well as the assumption by PGA of trade payables and certain other liabilities up to a combined total of $330,000. The accompanying financial statements do not reflect any adjustments which may be required as a result of this transaction. Subsequent to the acquisition, PGA will own and operate each of the Companies.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Computer Resources Group, Inc.

     We have audited the accompanying balance sheets of The Computer Resources Group, Inc., as of May 31, 1994 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Computer Resources Group, Inc. as of May 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Phillip Goodman Accountancy
                                          Corporation

Santa Clara, California,
  September 13, 1995
  Except for the matters discussed in Note 10, as to which the date is May 20, 1996.

                       THE COMPUTER RESOURCES GROUP, INC.

                                 BALANCE SHEETS

                                                                    MAY 31,             FEBRUARY
                                                            ------------------------       29,
                                                               1994          1995         1996
                                                            ----------    ----------   -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash....................................................  $    3,689    $   54,705   $    30,043
  Accounts receivable, less allowance for doubtful
     accounts ($30,000 in 1995, $20,000 in 1994 and
     $30,000 at February 29, 1996)........................   1,950,147     2,948,977     3,466,916
  Employee advances.......................................       2,000         1,696         4,440
  Notes receivable from stockholder (Note 8)..............       7,759        17,348        11,218
  Prepaid expenses........................................     140,831       196,713       165,422
  Income tax refund.......................................          --         1,200         1,200
                                                            ----------    ----------   -----------
          Total current assets............................   2,104,426     3,220,639     3,679,239
                                                            ----------    ----------   -----------
Long term assets:
  Notes receivable from stockholder (Note 8)..............     342,241       333,871       324,043
  Property and equipment (Note 3).........................     261,661       284,184       315,138
  Other assets............................................     111,444       117,035       135,354
                                                            ----------    ----------   -----------
          Total long term assets..........................     715,346       735,090       774,535
                                                            ----------    ----------   -----------
          Total assets....................................  $2,819,772    $3,955,729   $ 4,453,774
                                                             =========     =========     =========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable (Note 4)...............................  $1,145,262    $1,659,283   $ 2,284,514
  Deferred income taxes (Note 2)..........................      24,000        17,000        17,000
  Line of credit (Note 6).................................     675,000     1,235,000       200,000
  Notes payable to stockholders (Note 6)..................      75,000            --        50,260
  Short term lease obligations............................          --        18,979        18,996
  Other liabilities.......................................      13,713            --            --
                                                            ----------    ----------   -----------
          Total current liabilities.......................   1,932,975     2,930,262     2,570,770
Long term liabilities:
  Long term lease obligations.............................          --        46,888        33,197
  Deferred rent (Note 6)..................................     202,883       230,560       249,942
                                                            ----------    ----------   -----------
          Total long term liabilities.....................     202,883       277,448       283,139
                                                            ----------    ----------   -----------
          Total liabilities (Note 6)......................   2,135,858     3,207,710     2,853,909
                                                            ----------    ----------   -----------
Stockholders' equity: (Notes 7 and 8)
  Common stock, no par value; 10,000,000 shares
     authorized; shares issued and outstanding: 244,899
     shares (1995),
     246,337 shares (1994)................................     677,764       668,564       632,164
  Retained earnings.......................................       6,150        79,455       967,701
                                                            ----------    ----------   -----------
          Total stockholders' equity......................     683,914       748,019     1,599,865
                                                            ----------    ----------   -----------
          Total liabilities and stockholders' equity......  $2,819,772    $3,955,729   $ 4,453,774
                                                             =========     =========     =========

      See accompanying notes to financial statements and auditors' report.

                       THE COMPUTER RESOURCES GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                             NINE MONTHS ENDED
                                                                          FEBRUARY       FEBRUARY
                                              YEARS ENDED MAY 31,            28,            29,
                                           --------------------------    -----------    -----------
                                              1994           1995           1995           1996
                                           -----------    -----------    -----------    -----------
                                                                                (UNAUDITED)
Revenues:
  Contract fees billed..................   $17,136,222    $21,229,686    $15,415,602    $21,021,086
Operating Expenses:
  Contract programmer fees and
     salaries...........................    12,326,375     15,228,441     11,051,992     15,161,375
  Other salaries........................     3,141,294      4,142,789      2,926,686      3,419,020
  Rent (Note 6).........................       351,624        332,820        296,621        265,007
  Advertising and promotion.............       144,438        137,337        105,572        116,037
  Other operating expenses..............       767,219      1,170,073        828,207      1,016,527
                                           -----------    -----------    -----------    -----------
                                            16,730,950     21,011,460     15,209,078     19,977,966
                                           -----------    -----------    -----------    -----------
     Income from operations.............       405,272        218,226        206,524      1,043,120
Other Income (Expenses):
  Other income..........................        12,670         31,244         33,444         24,343
  Interest expense......................       (96,976)      (120,140)       (69,810)       (95,817)
  Gain/(Loss) from partnership interest
     (Note 8)...........................         1,730         (1,704)            --             --
  Loss on disposal of assets............            --        (56,057)            --             --
                                           -----------    -----------    -----------    -----------
                                               (82,576)      (146,657)       (36,366)       (71,474)
                                           -----------    -----------    -----------    -----------
Income before Income Tax Provision......       322,696         71,569        170,158        971,646
Income Tax Expense (Note 2).............         7,000         (6,200)         2,500         14,575
                                           -----------    -----------    -----------    -----------
  Net Income............................   $   315,696    $    77,769    $   167,658    $   957,071
                                            ==========     ==========     ==========     ==========

                       THE COMPUTER RESOURCES GROUP, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    COMMON STOCK                           TOTAL
                                                --------------------     RETAINED      STOCKHOLDERS'
                                                SHARES       AMOUNT      EARNINGS         EQUITY
                                                -------     --------     ---------     -------------
Balance at May 31, 1993.......................  226,754     $615,689     $(309,546)     $   306,143
  Shares issued under Employee Stock Bonus
     Plan.....................................   19,583       62,075            --           62,075
  Net Income..................................       --           --       315,696          315,696
                                                -------     --------     ---------     -------------
Balance at May 31, 1994.......................  246,337     $677,764     $   6,150      $   683,914
  Shares issued under Employee Stock Bonus
     Plan.....................................    3,482           --            --               --
  Shares redeemed.............................   (4,920)      (9,200)       (4,464)         (13,664)
  Net Income..................................       --           --        77,769           77,769
                                                -------     --------     ---------     -------------
Balance at May 31, 1995.......................  244,899     $668,564     $  79,455      $   748,019
  Shares redeemed, unaudited..................  (10,065)     (36,400)      (68,825)        (105,225)
  Net Income, unaudited.......................       --           --       957,071          957,071
                                                -------     --------     ---------     -------------
Balance at February 29, 1996, unaudited.......  234,834     $632,164     $ 967,701      $ 1,599,865
                                                =======     ========     =========       ==========

      See accompanying notes to financial statements and auditors' report.

                       THE COMPUTER RESOURCES GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                              NINE MONTHS ENDED
                                                   YEARS ENDED
                                                     MAY 31,            FEBRUARY 28,     FEBRUARY 29,
                                              ----------------------    -------------    ------------
                                                1994         1995           1995             1996
                                              ---------    ---------    -------------    ------------
                                                                                 (UNAUDITED)
Cash flows from operating activities:
Net Income..................................  $ 315,696    $  77,769      $ 167,658      $    957,071
Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization.............    134,068      155,338        101,696            59,331
  Loss on write-off of fixed assets.........      1,345       56,057             --                --
  Deferred taxes (credit)...................     (4,000)      (7,000)        (1,224)               --
  Income tax refund.........................         --       (1,200)        (2,484)               --
  (Increase)/Decrease in accounts
     receivable.............................    174,309     (998,830)      (758,976)         (517,939)
  (Increase)/Decrease in employee
     advances...............................      5,236          304        (16,655)           (2,744)
  (Increase)/Decrease in note
     receivable.............................         --       (1,219)        (1,423)           15,958
  (Increase)/Decrease in prepaid expenses...     19,535      (55,882)        88,468            31,291
  (Increase)/Decrease in other assets.......     39,742       (5,591)        (2,831)          (18,319)
  Increase/(Decrease) in accounts payable...   (197,160)     427,218        144,011           346,867
  Increase/(Decrease) in deferred rent......    103,678       27,677         20,911            19,382
                                              ---------    ---------    -------------    ------------
          Total adjustments.................    276,753     (403,128)      (428,507)          (66,173)
                                              ---------    ---------    -------------    ------------
          Net Cash provided by (used in)
            operating activities............    592,449     (325,359)      (260,849)          890,898
Cash flow from investing activities:
  Additions to fixed assets.................    (59,787)    (233,918)      (148,183)          (90,285)
Cash flow from financing activities:
  Increase/(Decrease) in bank
     overdraft..............................     14,552       86,803        246,392           278,364
  Principal borrowing (repayment) on line of
     credit.................................   (381,639)     560,000        219,987        (1,035,000)
  Increase/(Decrease) in other
     liabilities............................    (15,426)      52,154        (13,713)          (13,674)
  Principal borrowing on notes payable......    424,000           --             --            93,826
  Principal repayment on notes
     payable................................   (635,950)     (75,000)            --           (43,566)
  Proceeds from issuance of common stock....     62,075           --             --                --
  Repurchase of common stock................         --      (13,664)            --          (105,225)
                                              ---------    ---------    -------------    ------------
          Net cash provided by (used in)
            financing activities............   (532,388)     610,293        452,666          (825,275)
                                              ---------    ---------    -------------    ------------
Net increase (decrease) in cash.............        274       51,016         43,634           (24,662)
Cash, beginning of year.....................      3,415        3,689          3,689            54,705
                                              ---------    ---------    -------------    ------------
Cash, end of year...........................  $   3,689    $  54,705      $  47,323      $     30,043
                                              =========    =========     ==========        ==========
Supplemental disclosure of cash flow
  information:
  Income taxes paid.........................  $     800    $   2,000      $  14,250      $      1,200
  Interest paid.............................     96,976      120,140         69,810            95,817
                                              =========    =========     ==========        ==========

      See accompanying notes to financial statements and auditors' report.

                       THE COMPUTER RESOURCES GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                             (SEE AUDITORS' REPORT)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Computer Resources Group, Inc. (CRG) (the Company) provides a full range of computer consulting services primarily in the Northern California area. The computer professionals performing these services (which include project management, applications development, systems programming, analysis, design, coding, testing, networking, telecommunication and technical writing) are placed in client companies on a temporary basis. The length of the consulting projects/contracts varies, but is typically less than one year.

REVENUE AND COST RECOGNITION

     Fees earned by the Company for rendering professional services are recognized as revenue when services have been rendered by the consultant. The cost of the fees earned includes all consultant costs related to contract performance.

PROPERTY, EQUIPMENT AND RELATED DEPRECIATION

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of five years for all assets except for computer software. Depreciation of computer software is computed using the straight-line method over an estimated useful life of three years. In fiscal years prior to 1994, the Company had taken a full year of depreciation in the year of acquisition for any asset additions. After fiscal year 1993, only a half-year of depreciation is taken in the year of acquisition. This change in accounting estimate resulted in a decrease in depreciation of $8,235 for assets placed in service during the 1994 fiscal year.

CONCENTRATION OF CREDIT RISK

     The Company's services are primarily provided to customers in Northern California. The Company performs on-going credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been insignificant.

INTERIM FINANCIAL STATEMENTS

     The financial data as of February 29, 1996 and for the nine months ended February 28, 1995 and February 29, 1996 are unaudited. In the opinion of the Company, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods covered by these financial statements. The results of operations for the nine months ended February 29, 1996 are not necessarily indicative of the results to be expected for the full 1996 fiscal year.

2.  INCOME TAXES

     The stockholders of CRG have elected to be taxed under the S-Corporation provision of the Internal Revenue Code and respective California tax code. For Federal taxation purposes, the net income of the Company is taxable to the individual stockholders and is not taxed at the corporate level. For California taxation purposes, S-Corporation income is taxed at the corporate level and a provision for California income taxes (using the California S-Corporation tax rates of 1.5% for 1995 and 2.5% for 1994) is included in the accompanying 1995 and 1994 statements of operations.

     Deferred income taxes for the years ended May 31, 1995 and 1994 have been provided using the California S-Corporation general tax rates of 1.5% and 2.5%, respectively, applied to timing differences between income for financial statement purposes and taxable income. The differences result primarily from

                       THE COMPUTER RESOURCES GROUP, INC.

the use of cash basis for income tax reporting and financial statement depreciation in excess of income tax depreciation.

     The Income Tax Provision consists of:

                                                                          1994      1995
                                                                         -------   -------
    Current:
      State............................................................  $11,000   $   800
      Deferred taxes, net..............................................   (4,000)   (7,000)
                                                                         -------   -------
              Total Income Tax Provision...............................  $ 7,000   $(6,200)
                                                                         =======   =======

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                                                         1994       1995
                                                                       --------   --------
      Leasehold improvements.........................................  $ 28,379   $ 28,379
      Office and computer equipment..................................   502,809    344,886
      Furniture and fixtures.........................................   147,003     39,050
                                                                       --------   --------
                                                                        678,191    412,315
         Less Accumulated depreciation...............................  (416,530)  (128,131)
                                                                       --------   --------
              Total Property and equipment...........................  $261,661   $284,184
                                                                       ========   ========

     Depreciation expense for 1995 and 1994 was $155,338 and $134,068, respectively.

4.  ACCOUNTS PAYABLE

     Accounts payable consists of:

                                                                       1994         1995
                                                                    ----------   ----------
    Accounts payable..............................................  $  892,057   $1,319,275
    Bank overdraft................................................     253,205      340,008
                                                                    ----------   ----------
              Total Accounts payable..............................  $1,145,262   $1,659,283
                                                                     =========    =========

5.  RETIREMENT PLANS

     The Company has a defined contribution pension (Money Purchase) plan for the benefit of all eligible employees. Contributions are determined at 5% of eligible compensation. There were no pension plan contributions for both 1995 and 1994. The Company has filed an Application for Determination with the Internal Revenue Service relating to termination of the pension plan, effective for the year ended May 31, 1994, and no further contributions were made in 1994 or subsequent years pending approval from the Internal Revenue Service.

     The Company also has defined contribution profit sharing (Cash Option and 401(k)) plans for the benefit of all eligible employees. Contributions are determined annually by vote of the Board of Directors, not to exceed 15% of eligible compensation. There were no cash option profit sharing contributions for 1995 and 1994. In January 1995, the Company instituted an employer matching contribution for the 401(k) plan for a portion of participant contributions. At May 31, 1995, the Company contributed $42,741.

     The vesting periods for both plans begin at 2 full years of service and become fully vested after 6 full years of service. Employees become eligible under both plans upon completion of 500 hours of service.

                       THE COMPUTER RESOURCES GROUP, INC.

6.  COMMITMENTS

LINE OF CREDIT

     The Company has a $1,750,000 line of credit secured by accounts receivable and property and equipment. The line of credit bears interest at the rate of prime plus 1.5% and may be cancelled with 120 days written notice. Richard Green, Chairman and Chief Executive Officer, is the personal guarantor of the line of credit up to $500,000. This line of credit was used to pay off principal and interest of $855,013 on the original line of credit at October 21, 1994, and is also used for working capital purposes. The outstanding balance at May 31, 1995 was $1,235,000. The line of credit is due in full, unless it is extended, on November 2, 1995. As part of the line of credit requirements, the Company is required to maintain the following loan covenants:

        Tangible net worth of $800,000.

        Trading capital greater than $300,000.

        Leverage Ratio -- the ratio of total liabilities to tangible net worth should be less than 3.00 to 1.00.

        Trading Ratio -- the ratio of trading assets to trading liabilities should be greater than 1.15 to 1.00.

        The Company must maintain profitable operations.

     The Company is not in compliance with these ratios as of May 31, 1995. The bank waived compliance with the above covenants in a letter dated September 7, 1995.

NOTES PAYABLE

                                                                   1994      1995
                                                                  -------   -------
Unsecured note payable to stockholder at an interest rate of
  prime plus 2.0%, principal and interest due May 31, 1995......  $75,000   $    --
                                                                  -------   -------
          Total.................................................   75,000        --
Less Current portion of Notes Payable...........................   75,000        --
                                                                  -------   -------
Long term portion of Notes Payable..............................  $    --   $    --
                                                                  =======   =======

CAPITALIZED LEASES

     Future minimum lease payments for capitalized lease obligations at May 31, 1995 are as follows:

    1996.......................................................................  $28,492
    1997.......................................................................   28,492
    1998.......................................................................   16,805
    1999.......................................................................    9,842
    2000.......................................................................      743
    2001 and beyond............................................................       --
                                                                                 -------
      Total minimum lease payments.............................................   84,374
      Less: amount representing interest.......................................   18,507
                                                                                 -------
      Present value of minimum lease payments..................................   65,867
      Current portion..........................................................   18,979
                                                                                 -------
              Total non-current portion........................................  $46,888
                                                                                 =======

                       THE COMPUTER RESOURCES GROUP, INC.

OPERATING LEASES

     The Company is obligated under various operating leases for its office space and for office and computer equipment. Minimum annual rentals are as follows:

                                                                               OFFICE & COMPUTER
                                                                OFFICE LEASE       EQUIPMENT
                                                                ------------   -----------------
    1996......................................................   $   276,689        $41,356
    1997......................................................       300,544         20,336
    1998......................................................       329,445          1,813
    1999......................................................       291,409             --
    2000......................................................       264,240             --
    2001 and beyond...........................................     1,255,140             --
                                                                ------------   -----------------
                                                                 $ 2,717,467        $63,505
                                                                   =========   =============

     Office rental expense for 1995 and 1994 was $332,820 and $351,624, respectively; equipment rental expense under operating leases was $48,584 for 1995.

     Richard Green, Chairman and Chief Executive Officer, has provided a personal guarantee in the amount of $100,000 for the lease of the Company's San Francisco office on Battery Street.

     The Battery Street lease provides for a 12 year term with free rent for the first six months and a 50% abatement on rent for the next six months. It has fixed rent increases over the lease term.

     Rent expense on such a lease must be expensed on a straight-line basis over the life of the lease. This results in an increase of rent expense over rent actually paid for the first few years of the lease. This difference is placed in an accrued rent account which is expensed in the latter part of the lease when rent expense is lower than actual rent paid. For 1995 and 1994, the increase in rent expense over rent actually paid is $126,841 and $103,677, respectively. Net income is decreased by those amounts.

7.  EMPLOYEE STOCK BONUS PLAN

     The Company previously had an employee stock bonus plan for key employees which terminated during fiscal year 1994. The plan provides for the sale (repurchase) of shares to (from) key employees at the book value of the shares of stock issued and outstanding at the end of the previous fiscal year. At May 31, 1995, there were 18,145 issued and outstanding shares subject to possible redemption should the respective stockholder's employment with the Company be terminated.

ADDITIONAL SHARES ISSUED

     As a result of restatements to the 1992 and 1993 financial statements, the Company issued additional stock in 1995. An adjusted number of shares was issued to each employee participating in the plan during those years. The Company re-calculated the shares which would have been issued at the correct prices in 1992 and 1993, and corrected the number of shares held by each participant. Although additional shares were issued, the shares' basis was decreased, and therefore the total dollar value of shares outstanding has not changed.

8.  RELATED PARTY TRANSACTIONS

FACILITY LEASE

     The Company leases office space in Santa Clara, California, from a limited partnership in which it owns a 25.33% partnership interest. The Company's share of the partnership's gain (loss) amounted to $(1,704) and $1,730 for the years ended May 31, 1995 and May 31, 1994, respectively. Rental expense of $66,258 and

                       THE COMPUTER RESOURCES GROUP, INC.

$68,810 for the years ended May 31, 1995 and May 31, 1994, respectively, is included in operating expenses. The Company uses the equity method of accounting to report this partnership investment.

NOTE RECEIVABLE

     The Company has a $350,000 unsecured note receivable from the majority stockholder at an interest rate of 7.87%. An interest only payment of $42,523.50 was paid as scheduled on January 21, 1994. Principal and interest are due in annual installments of $35,304.11; the first payment was made on January 21, 1995. The last installment will be paid January 21, 2014.

COMMON STOCK TRANSACTIONS

     During the 1993 fiscal year, the Company entered into an agreement with Allen Prestegard, President and Chief Operating Officer, and Catherine Valentine, Trustees of the Prestegard Trust (a living trust), regarding the sale of common stock. The Company agreed to sell a number of shares equal to 20% of shares issued and outstanding to the Prestegard Trust. The total number of shares comprising the 20% was to be determined after the shares from the employee stock bonus plan for 1993 were issued in the 1994 fiscal year. Therefore, the transaction closed in March 1994.

     Allen Prestegard paid $200,000 for 46,536 shares; 45,351 of which were issued in 1993 and the remaining 1,185 were issued in 1994. The agreement also provides for the repurchase of these shares in installments over a period of time in the event of Allen Prestegard's death, permanent disability, bankruptcy or termination. The amount of the redemption purchase price to be paid by the Company shall be an amount equal to three times the book value of the Company computed on a per share basis as of the last day of the month preceding the date that the agreement is reached on the number of shares to be redeemed at that time.

     In addition, the Company gave Allen Prestegard the option, to be exercised within one year, to purchase another 5% of shares issued and outstanding for $50,000. This was exercised in 1994, with the purchase of 12,471 shares, bringing the Prestegard Trust's holdings in the Company up to 59,007 shares. Allen Prestegard has terminated employment with the Company.

9.  TOP HEAVY STATUS OF PENSION PLAN

     During the fiscal year 1994, it was determined that the defined contribution plans sponsored by the Company acquired top heavy status (under Internal Revenue code Section 416) during the 1993 fiscal year, thus requiring a minimum contribution or that equivalent benefits be allocated to all participants in all defined contribution plans sponsored by the Company.

     The Company retained ERISA counsel and submitted a proposal to the Internal Revenue Service under the Voluntary Compliance Resolution Program. Per the proposal submitted to the Internal Revenue Service, the Company would have two alternatives: 1) Contributions made by key employees to the plans would be withdrawn; or 2) The Company would make an additional minimum contribution allocated to all participants. Under the first alternative, there would be no effect on the Company. Under the second alternative, the Company would incur an additional $128,000 of retirement plan expense and this would decrease net income by the same amount. Thus, pending the resolution of this issue with the Internal Revenue Service, the Company has an exposure range of no effect on net income to a decrease of $128,000 in net income. As the outcome is uncertain, no accrual has been made as of the date of this report.

                       THE COMPUTER RESOURCES GROUP, INC.

10.  SUBSEQUENT EVENTS

     On January 20, 1996, the Company entered into an agreement to repurchase certain shares of outstanding common stock per the terms of its Stock Redemption Agreement dated March 29, 1993. The Company will repurchase 5,901 shares of stock for a total of $93,826, making monthly payments of $10,000 or a percentage of revenue as determined by the Stock Redemption Agreement, whichever is greater.

     On April 25, 1996, the Company signed a letter of intent to sell the business and substantially all of its assets and related liabilities. The purchase price is not to exceed $23,400,000 and is to be paid over a three-year period. The four key employees would remain with the business under three-year employment and noncompete agreements.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements (the Unaudited Pro Forma Financial Statements) have been derived by the application of pro forma adjustments to historical consolidated financial statements, included elsewhere in this Prospectus. The unaudited pro forma statements of income for the year ended December 31, 1995, and the three-month period ended March 31, 1996, give effect to the initial public offering (the IPO) in September 1995, the acquisitions of Allegheny, Profile, Fox and CRG and the conversion of three previously franchised Nursefinders offices to Company-owned offices (collectively the Transactions or the Acquired Companies) and this offering as if such transactions were consummated as of January 1, 1995. The unaudited pro forma balance sheet gives effect to the acquisitions of Fox and CRG, the conversion of one of the Nursefinder franchises, and this offering as if such transactions had occurred on March 31, 1996. The Company's historical balance sheet as of March 31, 1996, includes the assets of Allegheny and Profile and the conversion of two of the Nursefinders franchises as those acquisitions were completed prior to such date. The Unaudited Pro Forma Financial Statements should not be considered indicative of actual results that would have been achieved had the IPO, the Transactions and this offering been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Unaudited Pro Forma Financial Statements should be read in conjunction with the historical financial statements and the notes thereto included elsewhere in the Prospectus.

     The pro forma adjustments were applied to the historical financial statements to reflect and account for the Transactions as purchases. Accordingly, the pro forma data reflect the preliminary allocation of the purchase price paid for the Acquired Companies based on the estimated fair value of the tangible and intangible assets and liabilities. Management believes that the final allocation will not vary significantly from such preliminary allocation.

                        PERSONNEL GROUP OF AMERICA, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                           IMPACT OF TRANSACTIONS
                                            ------------------------------------------------------------------------------------
                                                                OTHER 1996     PRO FORMA                              PRO FORMA
                                              PGA       FOX     TRANSACTIONS  ADJUSTMENTS       PRO FORMA    CRG     ADJUSTMENTS
                                            --------   ------   -----------   -----------       ---------   ------   -----------
                                                             ASSETS
Current assets:
  Cash....................................  $  2,900   $  406     $    12       $  (418)(a)     $  2,900    $   30     $   (30)(a)
  Accounts receivable.....................    35,599    1,678         966          (966)(a)       37,277     3,467          --
  Prepaid expenses........................     3,256       70          27           (54)(a)        3,299       166          --
  Deferred income taxes...................     3,437       --          --            --            3,437        --          --
                                            --------   ------   -----------   -----------       ---------   ------   -----------
        Total current assets..............    45,192    2,154       1,005        (1,438)          46,913     3,663         (30)
Property and equipment, net...............     4,206      221          21           (42)(a)        4,406       315          --
Excess of cost over fair value of net
  assets acquired, net....................    60,315       --          --        19,258(b)        79,573        --      18,653(b)
Other intangibles, net....................     1,540       --          --           400(b)         1,940        --          50(b)
Other assets..............................       671       13          72           (74)(a)          682       476          --
                                            --------   ------   -----------   -----------       ---------   ------   -----------
        Total assets......................  $111,924   $2,388     $ 1,098       $18,104         $133,514    $4,454     $18,673
                                            ========   ======   ==========    ===========       ==========  ======   ===========
                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................  $    741   $   38     $    46       $   (84)(a)     $    741    $2,285     $    --
  Accrued liabilities.....................    17,037      440          93          (203)(a)       17,367       302          --
  Income taxes payable....................       767        7          --            (7)(a)          767        --          --
                                            --------   ------   -----------   -----------       ---------   ------   -----------
        Total current liabilities.........    18,545      485         139          (294)          18,875     2,587          --
Notes payable.............................     7,600       --          14        21,246(a),(b)    28,860       250      20,290(b)
Deferred income taxes payable.............     8,303       25          --           (25)(a)        8,303        17         (17)
                                            --------   ------   -----------   -----------       ---------   ------   -----------
        Total liabilities.................    34,448      510         153        20,927           56,038     2,854      20,273
Shareholders' equity:
  Preferred stock.........................        --       --          --            --               --        --          --
  Common Stock............................        80        2           1            (3)(b)           80       632        (632)(b)
  Additional paid-in capital..............    73,559       63         210          (273)(b)       73,559        --          --
  Retained earnings.......................     3,837    1,813         734        (2,547)(b)        3,837       968        (968)(b)
                                            --------   ------   -----------   -----------       ---------   ------   -----------
        Total shareholders' equity........    77,476    1,878         945        (2,823)          77,476     1,600      (1,600)
                                            --------   ------   -----------   -----------       ---------   ------   -----------
        Total liabilities and
          shareholders' equity............  $111,924   $2,388     $ 1,098       $18,104         $133,514    $4,454     $18,673
                                            ========   ======   ==========    ===========       ==========  ======   ===========

                                                                 IMPACT OF
                                                                 OFFERING
                                                        ---------------------------
                                                         PRO FORMA       PRO FORMA
                                            PRO FORMA   ADJUSTMENTS     AS ADJUSTED
                                            ---------   -----------     -----------

Current assets:
  Cash....................................  $  2,900      $24,616        $  27,516
  Accounts receivable.....................    40,744           --           40,744
  Prepaid expenses........................     3,465           --            3,465
  Deferred income taxes...................     3,437           --            3,437
                                            ---------   -----------     -----------
        Total current assets..............    50,546       24,616           75,162
Property and equipment, net...............     4,721           --            4,721
Excess of cost over fair value of net
  assets acquired, net....................    98,226           --           98,226
Other intangibles, net....................     1,990           --            1,990
Other assets..............................     1,158           --            1,158
                                            ---------   -----------     -----------
        Total assets......................  $156,641      $24,616        $ 181,257
                                            ==========  ===========     ===========

Current Liabilities:
  Accounts payable........................  $  3,026      $    --        $   3,026
  Accrued liabilities.....................    17,669           --           17,669
  Income taxes payable....................       767           --              767
                                            ---------   -----------     -----------
        Total current liabilities.........    21,462           --           21,462
Notes payable.............................    49,400      (49,400)(c)           --
Deferred income taxes payable.............     8,303           --            8,303
                                            ---------   -----------     -----------
        Total liabilities.................    79,165      (49,400)          29,765
Shareholders' equity:
  Preferred stock.........................        --           --               --
  Common Stock............................        80           35(c)           115
  Additional paid-in capital..............    73,559       73,981(c)       147,540
  Retained earnings.......................     3,837           --            3,837
                                            ---------   -----------     -----------
        Total shareholders' equity........    77,476       74,016          151,492
                                            ---------   -----------     -----------
        Total liabilities and
          shareholders' equity............  $156,641      $24,616        $ 181,257
                                            ==========  ===========     ===========

                        PERSONNEL GROUP OF AMERICA, INC.

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 1996

     The accompanying pro forma balance sheet as of March 31, 1996, was prepared to reflect the financial position of the Company as if the acquisitions of Fox and CRG, the conversion of one of the Nursefinders franchises, and this offering had occurred on March 31, 1996. These acquisitions and the conversion have been accounted for using the purchase method of accounting. CRG has a fiscal year-end of May 31. The accompanying pro forma balance sheet as of March 31, 1996, includes historical information of CRG as of February 29, 1996. The Company's historical balance sheet as of March 31, 1996, includes the assets and liabilities of Allegheny and Profile, and the conversion of two of the Nursefinders franchises, as these acquisitions and conversions were completed prior to such date.

     a) These adjustments reflect the reduction of certain assets not acquired and liabilities not assumed from the acquisitions of Fox and CRG and conversion of one of the former Nursefinders franchises by the Company.

     b) The pro forma adjustment to net assets represents management's preliminary allocation of the purchase price as follows (dollars in thousands):

                                                                       OTHER 1996
                                                             FOX       TRANSACTION       CRG
                                                           -------     -----------     -------
    Purchase Price.......................................  $18,500       $ 2,275       $19,500
    Fees and expenses....................................      485             0           790
                                                           -------     -----------     -------
              Total purchase price.......................   18,985         2,275        20,290
    Less:
      Net assets acquired................................   (1,574)          (28)       (1,587)
      Value assigned to noncompetition agreements........     (100)         (300)          (50)
                                                           -------     -----------     -------
    Excess of cost over fair value of net asset
      acquired...........................................  $17,311       $ 1,947       $18,653
                                                           =======      ========       =======

     The acquisitions of Profile and CRG provide for additional purchase price consideration upon attainment of certain earnings targets over the next three and two calendar years, respectively. Any additional consideration paid will be recorded as additional purchase price, allocated to excess of cost over fair value of net assets acquired and amortized over the remaining life of the asset.

     c) This adjustment reflects the application of the net proceeds of this offering as follows (dollars in thousands, except per share amount):

    Number of shares offered.................................................   3,500,000
    Price to public..........................................................  $    22.50
                                                                               ----------
              Total proceeds to the Company..................................      78,750
    Underwriting discounts and commissions and offering expenses.............      (4,734)
                                                                               ----------
              Net proceeds to the Company....................................      74,016
    Repayment of notes payable...............................................     (49,400)
                                                                               ----------
              Increase in cash and cash equivalents..........................  $   24,616
                                                                                =========

                        PERSONNEL GROUP OF AMERICA, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                          IMPACT OF TRANSACTIONS
                                                ---------------------------------------------------------------------------
                                                                        OTHER 1996      PRO FORMA
                                                  PGA         FOX      TRANSACTIONS    ADJUSTMENTS     PRO FORMA      CRG
                                                --------    -------    ------------    -----------     ---------    -------
Revenues.....................................   $251,055    $15,919      $ 34,532        $  (520)(a)   $300,986     $24,554
                                                --------    -------    ------------    -----------     ---------    -------
Operating expenses:
  Direct cost of services....................    178,966     11,698        25,422             --        216,086      17,623
  Selling, general, and administrative.......     56,010      2,544         7,084         (1,249)(b)     64,389       6,177
  Depreciation and amortization..............      3,665         78            46          1,109(c)       4,898         146
                                                --------    -------    ------------    -----------     ---------    -------
        Total operating expenses.............    238,641     14,320        32,552           (140)       285,373      23,946
Interest expense.............................         --         --            27          1,837(d)       1,864         176
                                                --------    -------    ------------    -----------     ---------    -------
Income before income taxes...................     12,414      1,599         1,953         (2,217)        13,749         432
Provision for income taxes...................      5,305         27            77            477(e)       5,886          (2)
                                                --------    -------    ------------    -----------     ---------    -------
Net income...................................   $  7,109    $ 1,572      $  1,876        $(2,694)      $  7,863     $   434
                                                ========    =======    ==========      ==========      ========     =======
Weighted average shares outstanding(g).......      8,000                                                  8,000
Pro forma net income per share(g)............   $   0.89                                               $   0.98
                                                ========                                               ========

                                                                                IMPACT OF OFFERING
                                                                            ---------------------------
                                                PRO FORMA                    PRO FORMA       PRO FORMA
                                               ADJUSTMENTS     PRO FORMA    ADJUSTMENTS     AS ADJUSTED
                                               -----------     ---------    -----------     -----------
Revenues.....................................    $    --       $325,540       $    --        $ 325,540
                                               -----------     ---------    -----------     -----------
Operating expenses:
  Direct cost of services....................         --        233,709            --          233,709
  Selling, general, and administrative.......       (637)(b)     69,929            --           69,929
  Depreciation and amortization..............        476(c)       5,520            --            5,520
                                               -----------     ---------    -----------     -----------
        Total operating expenses.............       (161)       309,158            --          309,158
Interest expense.............................      1,319(d)       3,359        (3,359)(f)           --
                                               -----------     ---------    -----------     -----------
Income before income taxes...................     (1,158)        13,023         3,359           16,382
Provision for income taxes...................       (289)(e)      5,595         1,344(e)         6,939
                                               -----------     ---------    -----------     -----------
Net income...................................    $  (869)      $  7,428       $ 2,015        $   9,443
                                               ==========      ========     ==========       =========
Weighted average shares outstanding(g).......                     8,000                         11,500
Pro forma net income per share(g)............                  $   0.93                      $    0.82
                                                               ========                      =========

                        PERSONNEL GROUP OF AMERICA, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                        IMPACT OF TRANSACTIONS
                      ----------------------------------------------------------------------------------------------
                                          OTHER 1996     PRO FORMA                            PRO FORMA
                        PGA      FOX     TRANSACTIONS   ADJUSTMENTS     PRO FORMA    CRG     ADJUSTMENTS   PRO FORMA
                      -------   ------   ------------   -----------     ---------   ------   -----------   ---------
Revenues...           $66,873   $4,166    $6,336        $ (73)(a)       $77,302     $7,444   $  --         $84,746
                      -------   ------   ------------   -----------     ---------   ------   -----------   ---------
Operating
expenses:
Direct
  cost
    of
    services...        48,851    3,022     4,920           --            56,793      5,435      --           2,228
  Selling,
  general,
     and
     administrative... 14,551      772     1,439         (658)(b)        16,104      1,549    (159)(b)      17,494
  Depreciation
     and
     amortization...      880       18        11          233(c)          1,142         20     119(c)        1,281
                      -------   ------   ------------   -----------     ---------   ------   -----------   ---------
 Total
 operating
 expenses...           64,282    3,812     6,370         (425)           74,039      7,004     (40)         81,003
Interest
expense...                 --       --        --          459(d)            459         11     330(d)          800
                      -------   ------   ------------   -----------     ---------   ------   -----------   ---------
Income
(loss)
before
income
taxes...                2,591      354       (34)        (107)            2,804        429    (290)          2,943
Provision
  for
  income
 taxes...               1,101        8        --           86(e)          1,195          6      50(e)        1,251
                      -------   ------   ------------   -----------     ---------   ------   -----------   ---------
Net
income
(loss)...             $ 1,490   $  346    $  (34)       $(193)          $ 1,609     $  423   $(340)        $ 1,692
                      =======   ======   ============   ===========     =========   ======   ===========   =========
Weighted
 average
  shares
  outstanding(g)...     8,000                                             8,000                              8,000
Pro
 forma
  net
income
  per
  share(g)..          $  0.19                                           $  0.20                            $  0.21
                      =======                                           =========                          =========

                                     IMPACT OF OFFERING
                                  -------------------------
                                   PRO FORMA    PRO FORMA,
                                  ADJUSTMENTS   AS ADJUSTED
                                  -----------   -----------
Revenues...                          $  --        $84,746
                                  -----------   -----------
Operating
expenses:
Direct
  cost
    of
    services...                         --         62,228
  Selling,
  general,
     and
     administrative...                  --         17,494
  Depreciation
     and
     amortization...                    --          1,281
                                  -----------   -----------
 Total
 operating
 expenses...                            --         81,003
Interest
expense...                            (800)(f)         --
                                  -----------   -----------
Income
(loss)
before
income
taxes...                               800          3,743
Provision
  for
  income
 taxes...                              320(e)       1,571
                                  -----------   -----------
Net
income
(loss)...                            $ 480        $ 2,172
                                  =========      ========
Weighted
 average
  shares
  outstanding(g)...                                11,500
Pro
 forma
  net
income
  per
  share(g)..                                      $  0.19
                                                 ========

                        PERSONNEL GROUP OF AMERICA, INC.

               NOTES TO UNAUDITED PRO FORMA STATEMENTS OF INCOME
                   FOR THE YEAR ENDED DECEMBER 31, 1995, AND
                  THE THREE-MONTH PERIOD ENDED MARCH 31, 1996

     The accompanying pro forma statements of income for the year ended December 31, 1995, and the three-month period ended March 31, 1996, have been prepared to reflect the operations of the Company as if the IPO, the Transactions and this offering had occurred on January 1, 1995. CRG has a fiscal year-end of May 31. The accompanying pro forma statements of income for the year ended December 31, 1995, and the three-month period ended March 31, 1996, reflect the historical results of operations of CRG for the twelve-month period ended November 30, 1995, and the three-month period ended February 29, 1996, respectively.

     a) This adjustment reflects the elimination of franchise fees received from the converted Nursefinders offices.

     b) The adjustments to selling, general and administrative expense include the following (in thousands):

                                                                        FOR THE YEAR ENDED
                                                                         DECEMBER 31, 1995
                                                                     -------------------------
                                                                       FOX AND OTHER
                                                                     1996 TRANSACTIONS    CRG
                                                                     -----------------   -----
    Eliminate franchise fees paid..................................       $  (520)       $  --
    Adjust officer compensation....................................          (857)        (637)
    Other..........................................................           128           --
                                                                     -----------------   -----
              Total................................................       $(1,249)       $(637)
                                                                     ============        =====

                                                                       FOR THE THREE MONTHS
                                                                       ENDED MARCH 31, 1996
                                                                     -------------------------
                                                                       FOX AND OTHER
                                                                     1996 TRANSACTIONS    CRG
                                                                     -----------------   -----
    Eliminate franchise fees paid..................................       $   (73)       $  --
    Adjust officer compensation....................................          (374)        (159)
    Other..........................................................          (211)          --
                                                                     -----------------   -----
              Total................................................       $  (658)       $(159)
                                                                     ============        =====

     The adjustment to officer compensation reflects the reduction of certain officers' compensation following the Transactions and the termination of employment of certain owner/officers, a result of selected officers of the Acquired Companies terminating their employment concurrent with the acquisitions.

     Other reflects the elimination of certain management fees and other transactions with related entities of the Acquired Companies that will be discontinued after the Transactions, offset by management's estimate of the net incremental stand-alone costs expected to be incurred by the Company for the period prior to the IPO.

     c) This adjustment reflects the increase in amortization expense related to the excess of cost over fair value of net assets acquired, and other intangible assets added as a result of the Transactions. The excess of cost over fair value of net assets acquired and other intangible assets will be amortized on a straight-line basis over 40 years and four to five years, respectively.

     d) This adjustment reflects the increase in interest expense for notes payable at an interest rate of 6.5% related to the acquisitions of Fox and CRG and the conversion of one of the Nursefinders franchises. The effect on pro forma interest expense and pro forma net income of a 1/8 percent variance in interest rates would not be material.

     e) This adjustment reflects the impact on income tax expense of the pro forma adjustments to income before provision for income taxes and to provide income taxes on the Acquired Companies that were

                        PERSONNEL GROUP OF AMERICA, INC.

S corporations as if they were C corporations for federal income tax purposes based on a combined federal and state tax rate of 40%.

     f) This adjustment reflects the elimination of interest expense as certain proceeds of this offering are assumed to have been applied to the repayment of the notes payable. After repayment of the notes payable, the Company anticipates an increase in cash and cash equivalents of $24,616,000; the pro forma statements of income do not include any assumed return on this additional cash and cash equivalents.

     g) Pro forma net income per share was computed by dividing pro forma net income, after giving effect to each of the Transactions, by the weighted average number of shares outstanding during the year ended December 31, 1995, and the three months ended March 31, 1996. Pro forma net income per share, as adjusted, was computed by dividing pro forma net income, as adjusted for the impact of this offering, by the weighted average number of shares that would have been outstanding for the year ended December 31, 1995, and the three months ended March 31, 1996, as if this offering had occurred on January 1, 1995. The effect of stock options on pro forma net income per share is not material.

          ------------------------------------------------------------
          ------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    7
The Company...............................   13
Use of Proceeds...........................   13
Dividend Policy...........................   13
Price Range of Common Stock...............   14
Capitalization............................   14
Selected Consolidated Financial Data......   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   17
Business..................................   26
Management................................   40
Certain Transactions......................   49
Principal Stockholders....................   51
Description of Capital Stock..............   52
Underwriting..............................   55
Legal Matters.............................   56
Experts...................................   57
Available Information.....................   57
Index to Financial Statements.............  F-1

          ------------------------------------------------------------
          ------------------------------------------------------------

                                3,500,000 SHARES

                                  [PGA LOGO]

                               PERSONNEL GROUP OF
                                 AMERICA, INC.

                                  COMMON STOCK

                            ------------------------

                              P R O S P E C T U S
                            ------------------------

                            PAINEWEBBER INCORPORATED

                               SMITH BARNEY INC.

                              J.C. BRADFORD & CO.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
                            ------------------------
                                          , 1996

          ------------------------------------------------------------
          ------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 24, 1996

                                3,500,000 SHARES

                                      LOGO

                        PERSONNEL GROUP OF AMERICA, INC.
                                  COMMON STOCK
                            ------------------------

     All the shares of Common Stock offered hereby are being offered by the Company. Of the 3,500,000 shares of Common Stock offered, 700,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Shares") and 2,800,000 shares are being offered in a concurrent offering in the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "PGA." On May 22, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $22.50 per share. See "Price Range of Common Stock" appearing on page 14.

     SEE "RISK FACTORS" ON PAGE 7 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

                                                           Underwriting
                                        Price to           Discounts and         Proceeds to
                                         Public           Commissions(1)         Company(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total.............................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)........           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses estimated at $600,000, all of which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 525,000 additional shares on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The International Shares are offered by the International Underwriters, subject to prior sale, when, as and if delivered to and accepted by the International Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New
York City on or about             , 1996.
                            ------------------------

PAINEWEBBER INTERNATIONAL

                SMITH BARNEY INC.

                                J.C. BRADFORD & CO.

                                             THE ROBINSON-HUMPHREY
                                                        COMPANY, INC.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1996

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

             CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. STOCKHOLDERS

     The following is a general discussion of certain United States federal tax consequences of the ownership and disposition of a share of Common Stock by a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust (that is, a trust or estate not subject to United States federal income tax on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States). An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were United States citizens.

     This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address any state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder and public administrative and judicial interpretations of the Code and regulations as of the date hereof, all of which are subject to change, which changes could be applied retroactively. Each prospective investor is urged to consult its own tax adviser with respect to the specific United States federal, state and local tax consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. INCOME AND ESTATE TAX CONSEQUENCES

     Dividends. It is not currently contemplated that the Company will pay dividends on the Common Stock in the foreseeable future. A dividend that is not effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder of the share of Common Stock (or, if a tax treaty applies, not attributable to a United States permanent establishment maintained by such non-U.S. holder) will be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A dividend that is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder of the share of Common Stock or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder, will be exempt from the withholding tax described above (if certain certification and disclosure requirements are met) and will be subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons, and (ii) with respect to corporate holders under certain circumstances, to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items. A substantial portion of dividends otherwise subject to withholding may be exempt from withholding, however, under the provisions of the Code relating to a U.S. corporation that derives 80% or more of its gross income from a foreign active trade or business for the prior three taxable years. The Company does not currently qualify for the reduced withholding.

     Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed U.S. Treasury regulations, which have not been, and may not be, put into effect, to claim the benefits of a tax treaty, a non-U.S. holder of Common Stock would be required to file certain forms accompanied by a statement from the competent authority of the treaty country that the non-U.S. holder is a resident thereof for purposes of its tax laws.

     Gain on Disposition of Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) the gain is

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, (ii) the non-U.S. holder is an individual who holds the share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition,
(iii) the non-U.S. holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates, or (iv) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company has determined that it has not been, is not currently and does not believe that it will become a "United States real property holding corporation" for federal income tax purposes. If an individual non-U.S. holder falls under clauses (i) or (iii) above, he or she will be taxed on his or her net gain derived from the sale under regular U.S. federal income tax rates. If the individual non-U.S. holder falls under clause (ii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by U.S. capital losses recognized within the same taxable year of such sale (notwithstanding the fact that he or she may not be considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A partner in a partnership or a beneficiary of a trust or estate may be subject to U.S. federal income tax on gain realized on the disposition of shares of Common Stock by the partnership, trust or estate (even though that entity may not be subject to tax) if (i) the partner or beneficiary is subject to U.S. federal income tax because of its own status, such as a United States resident or a foreign person engaged in a trade or business in the United States whose gain is effectively connected with that trade or business, or (ii) the partner or beneficiary is a nonresident alien individual or foreign corporation and the gain of the partnership, estate or trust disposing of the shares of Common Stock is effectively connected with the conduct of a trade or business within the United States by such partnership, estate or trust.

     Federal Estate Tax. Shares of Common Stock owned or treated as owned by an individual non-U.S. holder at the time of his or her death will be includible in his or her estate for U.S. estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends. The Company must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld, if any, with respect to such holder. These information reporting requirements apply regardless of whether withholding was not required because the dividends were effectively connected with a trade or business in the United States or withholding was reduced by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. Dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate and dividends that are effectively connected with the conduct of a trade or business in the United States of the non-U.S. holder (or, if a tax treaty applies, attributable to a United States permanent establishment of the non-U.S. holder) are exempt from backup withholding of U.S. federal income tax (if certain certification and disclosure requirements are met). Backup withholding, which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements, will therefore generally not apply to dividends paid on shares of Common Stock to a non-U.S. holder at an address outside the United States, under temporary U.S. Treasury regulations, unless the payor has actual knowledge that the payee is a U.S. person.

     Disposition of Common Stock. Information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder and that certain conditions are met or that the holder otherwise is entitled to an exemption or the broker has actual knowledge to the contrary. Temporary U.S. Treasury regulations provide that the U.S. Treasury is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding under the current regulations. These temporary regulations provide that any change to the regulations with respect to backup withholding or information reporting would apply on a prospective basis only. Under proposed U.S. Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a U.S. person.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                                  UNDERWRITING

     The International Underwriters named below, acting through PaineWebber International (U.K.) Ltd., Smith Barney, Inc., J.C. Bradford & Co. and The Robinson-Humphrey Company, Inc., as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the International Underwriting Agreement by and between the Company and the Representatives (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the International Underwriters, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                                  NUMBER
                            INTERNATIONAL UNDERWRITERS                           OF SHARES
    ---------------------------------------------------------------------------  ---------
    PaineWebber International (U.K.) Ltd.......................................
    Smith Barney Inc...........................................................
    J.C. Bradford & Co. .......................................................
    The Robinson-Humphrey Company, Inc. .......................................
                                                                                 ---------
              Total............................................................   700,000
                                                                                  =======

     In addition, the U.S. Underwriters (together with the International Underwriters, the "Underwriters"), in a concurrent offering of the Common Stock to U.S. or Canadian Persons (as defined below), acting through PaineWebber Incorporated, Smith Barney Inc., J.C. Bradford & Co. and The Robinson-Humphrey Company, Inc., as U.S. Representatives (the "U.S. Representatives"), have severally agreed, subject to the terms and conditions set forth in the U.S. Underwriting Agreement by and between the Company and the U.S. Representatives (the "U.S. Underwriting Agreement") to purchase from the Company, and Company has agreed to sell to the U.S. Underwriters, 2,800,000 shares of Common Stock.

     The International Underwriting Agreement provides that the obligation of the International Underwriters to purchase all of the shares of Common Stock is subject to certain conditions. The International Underwriters are committed to purchase, and the Company is obligated to sell, all the shares of Common Stock offered by this Prospectus, if any of the shares of Common Stock being sold pursuant to the International Underwriting Agreement are purchased. The offering price and underwriting discounts and commissions under both underwriting agreements are identical. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement and vice versa. PaineWebber International (U.K.) Ltd. is an affiliate of PaineWebber Incorporated.

     The Company has been advised by the Representatives that the International Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $          per
share. The International Underwriters may allow, and such dealers may reallow, a
discount not in excess of $          per share to other dealers. After the
shares of Common Stock are released for sale to the public, the public offering price and the concession and discount to dealers may be changed by the Representatives.

     Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any U.S. or Canadian Person. Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the U.S. Prospectus to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a non-U.S. or Canadian Person.

     The Underwriters have entered into an Agreement Between U.S. and International Underwriters that provides for the coordination of their activities. Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Company has granted an option to the U.S. Underwriters exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 525,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus. The U.S. Underwriters may exercise such option only to cover over-allotments, if any, in the sale of the shares that the U.S. Underwriters have agreed to purchase. To the extent that the U.S. Underwriters exercise this option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of additional shares as the percentage it is required to purchase of the total number of shares of Common Stock under the U.S. Underwriting Agreement.

     The Company and its officers and directors have agreed that, except with the prior written consent of PaineWebber Incorporated, during the 90 days following the date of this Prospectus they will not offer for sale, sell, grant any options, right or warrants with respect to any shares of Common Stock or any other Company capital stock, securities or instruments convertible into or exchangeable for Common Stock or other Company capital stock or otherwise dispose of, directly or indirectly, of any shares of Common Stock, such other capital stock or any other securities, instruments, options or rights convertible into or exchangeable for, or otherwise exercisable for, Common Stock or other Company capital stock, except for the Common Stock offered hereby. Notwithstanding the foregoing, the Company may (i) grant options pursuant to the Company's stock option plans in the ordinary course consistent with past practice and issue shares of Common Stock upon the exercise of any such options or under options currently outstanding and (ii) issue shares of Common Stock or other securities convertible into Common Stock or any other capital stock of any company solely to owners of capital stock of any company acquired by the Company subsequent to the date 45 days from the date of this Prospectus. Any permitted shortening of such periods and any related sales of Common Stock would not necessarily be preceded by a public announcement of the Company or the Representatives that such consent has been given.

     The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

     PaineWebber Incorporated and Smith Barney Inc. acted as managers and received customary discounts and commissions in connection with the Company's initial public offering.

     The Common Stock is listed on the New York Stock Exchange under the symbol PGA.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters relating to the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Newport Beach, California.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and the combined financial statements of Judith Fox Staffing Companies as of December 31, 1995, and for the year then ended, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of The Computer Resources Group, Inc. as of May 31, 1994 and 1995 and for the years then ended included in this Prospectus have been audited by Phillip Goodman Accountancy Corporation, independent auditors, as stated in their report thereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC" or the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock being offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained (or to be contained) in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission.

     The Registration Statement and the exhibits and schedules thereto, and the reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     In addition, reports, proxy statements and other information concerning the Company (Symbol: PGA) can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     In June 1995, The Company's former parent retained Arthur Andersen LLP as the Company's independent public accountants. The former parent had previously retained another independent public accountant to audit certain subsidiaries of the Company for one or more of the years ended December 31, 1992, 1993 and 1994. The former auditors' reports on such subsidiaries' financial statements for each of the three years ended December 31, 1994 does not cover the consolidated financial statements of the Company included in this Prospectus. Such reports did not contain adverse opinions or disclaimers of opinion and were not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to such subsidiaries' financial statements for each of the three years ended December 31, 1994, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. Prior to retaining Arthur Andersen LLP, such subsidiaries had not consulted with Arthur Andersen LLP regarding accounting principles.

          ------------------------------------------------------------
          ------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    7
The Company...............................   13
Use of Proceeds...........................   13
Dividend Policy...........................   13
Price Range of Common Stock...............   14
Capitalization............................   14
Selected Consolidated Financial Data......   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   17
Business..................................   26
Management................................   40
Certain Transactions......................   49
Principal Stockholders....................   51
Description of Capital Stock..............   52
Certain U.S. Tax Consequences to Non-U.S.
  Stockholders............................   55
Underwriting..............................   58
Legal Matters.............................   59
Experts...................................   60
Available Information.....................   60
Index to Financial Statements.............  F-1

          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------

                                3,500,000 SHARES

                                      LOGO

                               PERSONNEL GROUP OF
                                 AMERICA, INC.

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                           PAINEWEBBER INTERNATIONAL

                               SMITH BARNEY INC.

                              J.C. BRADFORD & CO.

                      THE ROBINSON-HUMPHREY COMPANY, INC.
                            ------------------------
                                          , 1996

          ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated expenses, other than underwriting discounts and commissions, all of which were or will be borne by the Company.

Registration fee..................................................................  $ 30,535
NASD filing fee...................................................................     9,355
New York Stock Exchange listing fee...............................................    40,230
Blue Sky fees and expenses........................................................     8,000
Accounting fees and expenses......................................................   250,000
Printing and engraving expenses...................................................    75,000
Legal fees and expenses...........................................................   175,000
Miscellaneous fees and expenses...................................................    11,880
                                                                                    --------
          Total...................................................................  $600,000
                                                                                    ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty.

However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase that was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     The Company's Certificate of Incorporation provides that, to the extent permitted by Delaware law, each director shall not be liable for monetary damages for breach of such director's fiduciary duty as a director to the Company and its stockholders. In addition, the Company bylaws provide that the Company will indemnify, to the full extent permitted by law, its directors and officers, and may indemnify, at the discretion of the Board of Directors, employees and agents, against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company maintains insurance for the benefit of its directors and officers insuring against certain liabilities and expenses that may be incurred by such director or officer in or arising out of his capacity as such, and insuring the Company, under certain circumstances, in the event that indemnification payments are made by the Company to such officers and directors.

     The Company has also entered into individual indemnification agreements with its officers and directors, pursuant to which the Company has agreed to indemnify its officers and directors, and to advance expenses to such persons, to the maximum extent permitted by applicable law.

     The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the U.S. Underwriters or the Representatives, as applicable, shall indemnify each director of the Company, each officer of the Company who signed this Registration Statement and each person who controls the Company for certain liabilities, including certain liabilities under the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On July 29, 1995, the Company effected the initial issuance of its Common Stock, pursuant to which (i) the Company issued 4,000,000 shares of Common Stock to Adia Services, Inc., a California corporation and wholly owned subsidiary of Adia, S.A. (the Company's former parent), in exchange for 1,000 shares of common stock of StaffPLUS, Inc. and 32,604 shares of common stock of Thomas Staffing Services, Inc. and (ii) the Company issued 4,000,000 shares of Common Stock to Adia Services, Inc., a Delaware corporation and wholly owned subsidiary of Adia, S.A., in exchange for 1,000 shares of common stock of PFI Corp. The shares of Common Stock were issued in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) to transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

          The following documents are filed as exhibits to this Registration
     Statement:


                                                        FILED HEREWITH (*),  OR   INCORPORATED BY REFERENCE FROM
EXHIBIT                                                   TO BE FILED BY          COMPANY REG. NO.    PREVIOUS
NUMBER                      DESCRIPTION                   AMENDMENT (**)             OR REPORT       EXHIBIT NO.
- ------       -----------------------------------------  -------------------       ----------------   -----------
  1.1    --  Form of U.S. Underwriting Agreement            **
  1.2    --  Form of International Underwriting             **
               Agreement
  3.1    --  Amended and Restated Certificate of
               Incorporation of the Company                                           33-95228           3.1
  3.2    --  Amended and Restated Bylaws of the
               Company                                                                33-95228           3.2
  4.0    --  Specimen Stock Certificate
                                                                                      33-95228           4.0
  4.1    --  Rights Agreement between the Company and
               The First National Bank of Boston                                     8-K dated           1
                                                                                      2/20/96

                                                                              OR
                                                        FILED HEREWITH (*),       INCORPORATED BY REFERENCE FROM
EXHIBIT                                                   TO BE FILED BY          COMPANY REG. NO.    PREVIOUS
NUMBER                      DESCRIPTION                   AMENDMENT (**)             OR REPORT       EXHIBIT NO.
- ------       -----------------------------------------  -------------------       ----------------   -----------
  5.1    --  Opinion of Robinson, Bradshaw & Hinson,        **
               P.A.
 10.1    --  1995 Equity Participation Plan
                                                                                  10-Q for quarter      10.1
                                                                                   ended 9/30/95
 10.2    --  Management Incentive Compensation Plan
                                                                                  10-Q for quarter      10.2
                                                                                   ended 9/30/95
 10.3#   --  Director and Officer Indemnification
               Agreement of James W. Napier                                        10-K for year        10.3
                                                                                   ended 12/31/95
 10.4    --  License Agreement between Adia Services,
               Inc., a California corporation ("Adia                              10-Q for quarter      10.4
               California") and StaffPLUS, Inc.                                    ended 9/30/95
 10.5    --  License Agreement between Adia Services,
               Inc., a Delaware corporation ("Adia                                10-Q for quarter      10.5
               Delaware") and Nursefinders, Inc.                                   ended 9/30/95
 10.6    --  Administrative Services Agreement between
               the Company and Adia California                                    10-Q for quarter      10.6
                                                                                   ended 9/30/95
 10.7    --  Paybill Services Agreement between the
               Company and Adia California                                        10-Q for quarter      10.7
                                                                                   ended 9/30/95
 10.8    --  Software License Agreement between the
               Company and Adia California                                        10-Q for quarter      10.8
                                                                                   ended 9/30/95
 10.9    --  Employment Agreement between the Company
               and Edward P. Drudge, Jr.                                            10-Q quarter        10.9
                                                                                   ended 9/30/95
 10.10   --  Employment Agreement between the Company
               and Michael P. Bernard                                             10-Q for quarter      10.10
                                                                                   ended 9/30/95
 10.11   --  Employment Agreement between Adia
               Delaware, PFI Corp. and Richard L.                                     33-95228          10.13
               Peranton
 10.12   --  Employment Agreement between Adia
               California and Gene C. Wilson                                          33-95228          10.14
 10.13   --  Employment Agreement between the Company
               and Rosemary Payne-Harris                                           10-K for year        10.13
                                                                                   ended 12/31/95
 10.14   --  Indemnification Agreement between the
               Company, Adia Delaware and Adia                                    10-Q for quarter      10.14
               California                                                          ended 9/30/95
 10.15   --  Tax-Sharing Agreement between the
               Company, Adia Delaware and Adia                                    10-Q for quarter      10.15
               California                                                          ended 9/30/95
 10.16   --  Non-Qualified Profit-Sharing Plan
                                                                                   10-K for year        10.16
                                                                                   ended 12/31/95
 10.17   --  Revolving Credit Facility Loan Agreement
               between the Company and NationsBank of                             10-Q for quarter      10.17
               Texas, N.A.                                                         ended 9/30/95
 10.18   --  Amendment No. 1 to Revolving Credit             *
               Facility Loan Agreement between the
               Company and NationsBank, N.A.
 10.19   --  Asset Purchase Agreement between the            *
               Company and Judith Fox Staffing
               Companies
 10.20   --  Asset Purchase Agreement between the           **
               Company and Computer Resources Group,
               Inc.


                                                        FILED HEREWITH (*),   OR  INCORPORATED BY REFERENCE FROM
EXHIBIT                                                   TO BE FILED BY          COMPANY REG. NO.    PREVIOUS
NUMBER                      DESCRIPTION                   AMENDMENT (**)             OR REPORT       EXHIBIT NO.
- ------       -----------------------------------------  -------------------       ----------------   -----------
 10.21   --  Commitment Letter of NationsBank, N.A.          *
               with respect to syndication of
               Revolving Credit Facility Loan
               Agreement
 21.01   --  Subsidiaries of the Company                     *
 23.01   --  Consent of Arthur Andersen LLP                  *
 23.02   --  Consent of Phillip Goodman Accountancy          *
               Corporation
 24.1    --  Power of Attorney (included on the
               signature pages to this Registration
               Statement)

- ---------------

# This Exhibit is substantially identical to Director and Officer
  Indemnification Agreements of the same date between the Company and the following individuals: Edward P. Drudge, Jr., Richard L. Peranton, Gene C. Wilson, Rosemary Payne-Harris, Michael P. Bernard, Kevin P. Egan, J. Roger King, Joyce G. Mazero and William Simione, Jr. Accordingly, agreements for such persons, other than Mr. Napier, have not be filed.

     (b) Financial Statement Schedules

          Not Applicable.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, Personnel Group of America, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on May 24, 1996.

                                          PERSONNEL GROUP OF AMERICA, INC.

                                          By: /s/  EDWARD P. DRUDGE, JR.

                                            ------------------------------------
                                                   Edward P. Drudge, Jr.
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Each undersigned director and officer of Personnel Group of America, Inc. hereby constitutes and appoints Edward P. Drudge, Jr. and Michael P. Bernard, and each of them, with full power to act without the other and with full power of substitution and resubstitution, his true and lawful attorneys-in-fact and agents, for him and in his name, place, and stead, in any and all capacities, to sign on his behalf any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and any related registration statement (and any amendments thereto) filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully as to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that such attorneys-in-fact or agents, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                    NAME                                     TITLE                     DATE
- ---------------------------------------------   --------------------------------   -------------
           /s/ EDWARD P. DRUDGE, JR.            Chairman, Chief Executive           May 24, 1996
- ---------------------------------------------     Officer and Director
            Edward P. Drudge, Jr.               (Principal Executive Officer)

          /s/  MICHAEL P. BERNARD               Chief Financial Officer and         May 24, 1996
- ---------------------------------------------     Director (Principal Financial
           Michael P. Bernard                     Officer and Accounting
                                                  Officer)

          /s/  KEVIN P. EGAN                    Director                            May 24, 1996
- ---------------------------------------------
                Kevin P. Egan

          /s/  J. ROGER KING                    Director                            May 24, 1996
- ---------------------------------------------
                J. Roger King

         /s/  JAMES V. NAPIER                   Director                            May 24, 1996
- ---------------------------------------------
               James V. Napier

        /s/  WILLIAM J. SIMIONE, JR.            Director                            May 24, 1996
- ---------------------------------------------
           William J. Simione, Jr.

                                 EXHIBIT INDEX

                                                                                         INCORPORATED BY REFERENCE FROM
                                                             FILED HEREWITH(*),   OR    ---------------------------------
EXHIBIT                                                        TO BE FILED BY           COMPANY REG. NO.       PREVIOUS
NUMBER                        DESCRIPTION                      AMENDMENT(**)                OR REPORT        EXHIBIT NO.
- ------       ----------------------------------------------  ------------------         -----------------    ------------
  1.1     -- Form of U.S. Underwriting Agreement                 **
  1.2     -- Form of International Underwriting Agreement        **
  3.1     -- Amended and Restated Certificate of                                            33-95228              3.1
             Incorporation of the Company
  3.2     -- Amended and Restated Bylaws of the Company                                     33-95228              3.2
  4.0     -- Specimen Stock Certificate                                                     33-95228              4.0
  4.1     -- Rights Agreement between the Company and The                                   8-K dated             1
             First National Bank of Boston
  5.1     -- Opinion of Robinson, Bradshaw & Hinson, P.A.        **                          2/20/96
 10.1     -- 1995 Equity Participation Plan                                             10-Q for quarter         10.1
                                                                                          ended 9/30/95
 10.2     -- Management Incentive Compensation Plan                                     10-Q for quarter         10.2
                                                                                          ended 9/30/95
 10.3     -- Director and Officer Indemnification Agreement                               10-K for year          10.3
             of James W. Napier                                                          ended 12/31/95
 10.4     -- License Agreement between Adia Services, Inc.,                             10-Q for quarter         10.4
             a California corporation ("Adia California")                                 ended 9/30/95
             and StaffPLUS, Inc.
 10.5     -- License Agreement between Adia Services, Inc.,                             10-Q for quarter         10.5
             a Delaware corporation ("Adia Delaware") and                                 ended 9/30/95
             Nursefinders, Inc.
 10.6     -- Administrative Services Agreement between the                              10-Q for quarter         10.6
             Company and Adia California                                                  ended 9/30/95
 10.7     -- Paybill Services Agreement between the Company                             10-Q for quarter         10.7
             and Adia California                                                          ended 9/30/95
 10.8     -- Software License Agreement between the Company                             10-Q for quarter         10.8
             and Adia California                                                          ended 9/30/95
 10.9     -- Employment Agreement between the Company and                                 10-Q quarter           10.9
             Edward P. Drudge, Jr.                                                        ended 9/30/95
 10.10    -- Employment Agreement between the Company and                               10-Q for quarter         10.10
             Michael P. Bernard                                                           ended 9/30/95
 10.11    -- Employment Agreement between Adia Delaware,                                    33-95228             10.13
             PFI Corp. and Richard L. Peranton
 10.12    -- Employment Agreement between Adia California                                   33-95228             10.14
             and Gene C. Wilson
 10.13    -- Employment Agreement between the Company and                                 10-K for year          10.13
             Rosemary Payne-Harris                                                       ended 12/31/95
 10.14    -- Indemnification Agreement between the Company,                             10-Q for quarter         10.14
             Adia Delaware and Adia California                                            ended 9/30/95
 10.15    -- Tax-Sharing Agreement between the Company,                                 10-Q for quarter         10.15
             Adia Delaware and Adia California                                            ended 9/30/95
 10.16    -- Non-Qualified Profit-Sharing Plan                                            10-K for year          10.16
                                                                                         ended 12/31/95
 10.17    -- Revolving Credit Facility Loan Agreement                                   10-Q for quarter         10.17
             between the Company and Nations Bank of Texas,                               ended 9/30/95
             N.A.
 10.18    -- Amendment No. 1 Revolving Credit Facility Loan      *
             Agreement between the Company and NationsBank,
             N.A.

                                                                                         INCORPORATED BY REFERENCE FROM
                                                             FILED HEREWITH(*),   OR    ---------------------------------
EXHIBIT                                                        TO BE FILED BY           COMPANY REG. NO.       PREVIOUS
NUMBER                        DESCRIPTION                      AMENDMENT(**)                OR REPORT        EXHIBIT NO.
- ------       ----------------------------------------------  ------------------         -----------------    ------------
 10.19    -- Asset Purchase Agreement between the Company        *
             and Judith Fox Staffing Companies
 10.20    -- Asset Purchase Agreement between the Company        **
             and Computer Resources Group, Inc.
 10.21    -- Commitment Letter of NationsBank, N.A. with         *
             respect to syndication of Revolving Credit
             Facility Loan Agreement
 21.01    -- Subsidiaries of the Company                         *
 23.01    -- Consent of Arthur Andersen LLP                      *
 23.02    -- Consent of Phillip Goodman Accountancy              *
             Corporation
 24.1     -- Power of Attorney (included on the signature
             pages to this Registration Statement)